Form 20-F
VIRGINIA GOLD MINES INC
filed 2003-12-05
CIK 1020011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

_ Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
x Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended May 31, 2003
or
_ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission File Number 0-29880

VIRGINIA GOLD MINES INC.
(Exact Name of Registrant as Specified in its Charter)

VIRGINIA GOLD MINES INC.
(Translation of Registrant’s Name into English)

Federally Incorporated in Canada
(Jurisdiction of Incorporation or Organization)

116 St. Pierre Street, Suite 200, City of Québec, Québec, Canada G1K 4A7
(Address of Principal Executive Offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class ______________N/A________________						Name of Each Exchange on Which Registered __________________N/A______________

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
N/A
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock as of November 14, 2003:

30,978,802

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES X NO __

Indicate by check mark which financial statement item the registrant has elected to follow.

ITEM 17 X ITEM 18 ___

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

TABLE OF CONTENTS

PART I
 ITEM 1 Identity of Directors, Senior Management and Advisors

ITEM 2 Offer Statistics and Expected Timetable

ITEM 3 Key Information

ITEM 4 Information on the Company

ITEM 5 Operating and Financial Review and Prospects

ITEM 6 Directors, Senior Management and Employees

ITEM 7 Major Shareholders and Related Party Transactions

ITEM 8 Financial Information

ITEM 9 The Offer and Listing

ITEM 10 Additional Information

ITEM 11 Quantitative and Qualitative Disclosure about Market Risk

ITEM 12 Description of Securities Other than Equity Securities

PART II
ITEM 13 Defaults, Dividend Arrearages and Delinquencies

ITEM 14 Material Modifications to the Rights of Security Holders and
Use of Proceeds

ITEM 15 Controls and Procedures

ITEM 16A Audit Committee Financial Expert

ITEM 16B Code of Ethics

ITEM 16C Principal Accountant Fees and Services

ITEM 16D Exemptions from the Listing Standards for Audit Committees

PART III
ITEM 17 Financial Statements

ITEM 18 Financial Statements

ITEM 19 Exhibits

Glossary of Mining Terms

Ag - Chemical symbol for the metallic element silver.

Allochthonous - Originating elsewhere; not native to a place.

Alteration - Any change in the minerologic composition of a rock that is brought about by physical or chemical means.

Amphibolite Facies - Said of metamorphic rocks formed under moderate to high pressure and temperatures of 450 to 700 degrees C.

Anomalism - Said of geochemical and geophysical data which deviates from regularity.

Anorthosite - An igneous rock, made up almost entirely of plagioclase feldspar.

Apatite - Any of a group of minerals consisting essentially of calcium phosphate and usually containing fluorine, chlorine, or hydroxyl or carbonate ions.

Archean - The oldest rocks of the Precambrian Era, older than about 2,400 million years.

Arsenic - A mineral with the chemical symbol As, the native element occurring in gray masses.

Arsenopyrite - An iron-arsenic sulfide, FeAsS.

As - Chemical symbol for the mineral arsenic.

Assay - An analysis to determine the presence, absence or quantity of one or more chemical components.

Au - Chemical symbol for the metallic element gold.

Auriferous - Containing gold.

Basalt - A dark colored, fine-grained usually extrusive igneous rock (volcanic) composed mainly of feldspar and pyroxene.

Base Metal - A metal, such as copper, lead, nickel, zinc or cobalt, of comparatively low value and relatively inferior in certain properties (such as resistance to corrosion) compared to noble metals such as gold, silver or platinum.

Basement - The igneous and metamorphic crust of the earth, underlying sedimentary rocks.

Basic - An igneous rock having a relatively low silica content.

Biotite - A generally dark colored iron, magnesium and potassium rich mica.

Block - Regional geological unit containing rocks of similar age.

Br - Chemical symbol for the element bromine.

Breccia - Rock fragmented into angular components.

Cambrian - Designating or at the first period in the Paleozoic era (about 600 million years ago).

Carbonate - A rock composed principally of calcium carbonate (CaCO3).

Channel Sampling - Gathering a sample by cutting a channel a few centimeters wide and more than one-half centimeter deep along a surface.

Chlorite - A green platey iron-magnesium rich metamorphic mineral.

Co - Chemical symbol for the metallic element cobalt.

Coeval - Of the same age or period; contemporary.

Conductors - Geophysical characteristic by which an electric current can be generated through an electrical charge or an electromagnetic field.

Conglomerate - A coarse grained sedimentary rock composed of fragments greater than 2 millimeters (pebbles, cobbles, boulders).

Copper - A metallic element with the chemical symbol Cu.

Country - Rock enclosing a mineral deposit.

Cs - Chemical symbol for the element cesium.

Cu - Chemical symbol for the metallic element copper.

Cumulates - Any igneous rocks formed by the accumulation of crystals setting out of a magma.

Décollement - Folding or faulting of sedimentary beds by sliding over the underlying rock.

Diamond (Drill) Hole - A method of obtaining a cylindrical core of rock by drill with a diamond set or diamond impregnated bit.

Dome - An uplift or anticlinal structure, either circular or elliptical in outline, in which the rocks dip gently away in all directions.

Dyke - A tabular body of igneous rock cross cutting the host strata at a high angle.

EM - Electromagnetic.

Extrusive - Pertaining to igneous rocks ejected at the earth’s surface.

Facies - The characteristics of a rock body or part of a rock body that differentiate it from others, as in appearance, composition, etc.

Fault - A fracture in a rock along which there has been relative movement either vertically or horizontally.

Fe - Chemical symbol for the metallic element iron.

Feldspar - A group of common aluminosilicate minerals.

Feldspathic - Containing feldspar as a principal ingredient.

Felsic - Igneous rock composed principally of feldspars and quartz.

Fold - A bend in strata or any planar structure.

Foliation - A splitting into leaf like layers: said of certain minerals.

Formation - A body of rock identified by lithological characteristics and stratigraphic position.

Fragmental - Designating or of rocks formed of the fragments of older rocks; clastic.

G/t - Grams per tonne.

Gabbro - A coarse grained mafic intrusive rock composed mainly of plagioclase and pyroxene.

Gabbronorite - A gabbro containing orthopyroxene and labradorite, a plagioclasic feldspar.

Garnet - Any of a group of hard silicate minerals having the general formula AsB2(SiO4)3, occurring chiefly as well-formed crystals in metamorphic rocks.

Geochemical Survey - A measure of the abundance of different elements in rock, soil, water etc.

Geochemistry - Study of variation of chemical elements in rocks or soil.

Geophysics - Study of the earth by quantitative physical methods.

Gneiss - A foliated metamorphic rock characterized by alternating bands of light and dark minerals.

Gold - A metallic element with the chemical symbol Au.

Granite - A medium to coarse grained felsic intrusive rock.

Granitoid - A field term for a coarse-grained felsic rock resembling granite.

Greenstone - A field term for metamorphosed mafic and ultramafic igneous rocks.

Greenstone belt - Elongated belts in Archean terrain characterized by major zones of greenstones.

Greywacke - A dark gray indurated sandstone consisting of poorly sorted grains of quartz, feldspar and rock fragments in a clay matrix.

Group - A number of contiguous or associated formations having significant lithologic features in common.

Hectare - A square of 100 meters on each side.

Horizon - A defined layer within a stratigraphic sequence which has unique characteristics distinguishing it from the rest of the sequence.

Igneous - Said of a rock or material which solidified from molten material.

Ilmenite - A lustrous black mineral, FeTiO3, an oxide of iron and titanium.

Interbedded - Having beds lying between other beds with different characteristics.

Intrusive - Said of an igneous rock that invades older rocks.

Ironstone - Any rock containing a substantial proportion of iron and commonly applied to an iron rich surface or near surface cap rock.

IP (Induced Polarization) - The production of change in double-layer density of charge brought about by application of an electric or magnetic field.

Lava - Fluid rock such as that which issues from a volcano or fissure in the earth’s surface.

Lens - A geologic deposit that is thick in the middle and converges toward the edges, resembling a convex lens; an irregularly shaped formation consisting of a porous, permeable sedimentary deposit surrounded by impermeable rock.

Leucogabbro - A gabbro lighter in color than a normal gabbro owing to the presence of a larger amount of feldspar than usual.

Leucotroctolite - Troctolite rich in plagioclase.

Linecutting - Technique consisting of making corridors of equal spacing on the ground to have a precise reference of the location of a specific area.

Lithogeochemical survey - A geochemical survey that involves the sampling of rocks.

Mafic - Descriptive of rocks composed dominantly of magnesium and iron forming silicates.

Magmatic - Of magma (liquid or molten rock deep in the earth, which on cooling solidifies to produce igneous rock).

Magnetic Survey - A geophysical technique which measures variations in the earth’s magnetic field caused by variations in rock type of geological structures.

Magnetite - An oxide of iron (Fe3O4).

Magnetometry - Measurement of magnetic forces, especially of the earth’s magnetic field.

Massive Deposit - A deposit that contains a very high percentage of a mineral or minerals and usually has an irregular to compact shape.

MEL - Mining Exploration License.

MEP - Mineral Exploration Permit.

Metallogenic Province or Region - An area characterized by a particular assemblage of mineral deposits, or by one or more characteristic types of mineralization.

Metamorphosed/Metamorphic - A rock that has been altered by physical and chemical processes including heat, pressure and fluids.

Mineralization - The concentration of metals and their chemical compounds within a body of rock.

Mn - Chemical symbol for the element manganese.

Mo - Chemical symbol for the element molybdenum.

Moraine - A mass of rocks, gravel, sand, clay, etc., carried and deposited directly by a glacier.

MRNQ - Québec government department of natural resources.

Ni - Chemical symbol for the metallic element nickel.

Noble Metal - A metal (such as gold, silver or platinum) relatively superior in resistance to corrosion or oxidation.

NSR - Net Smelter Royalty; a royalty based on the actual gold sale price received less the cost of refining at an off-site refinery.

Ore - Rock containing mineral(s) or metals that can be economically extracted.

Orebody - A solid and fairly continuous mass of ore.

Orthopyroxene - A series of pyroxene minerals crystallizing in the orthorhombic system; members include enstatite, bronzite, hypersthene, ferrohypersthene, eulite and orthoferrosilite.

Outcrop - An exposure of bedrock at the surface.

Oxidation - Near surface decomposition by exposure to the atmosphere and ground water.

Paleozoic - Period of geologic time from 570 - 240 million years ago.

Pb - Chemical symbol for the metallic element lead.

Peridotite - A plutonic rock consisting mainly of mafic minerals including a large proportion of olivine.

PGE - Abbreviation for platinum group elements.

Phyric - A suffix applied to an igneous rock which is porphyritic.

Plagioclase - Any of a series of triclinic minerals of the feldspar family, ranging in composition from albite to anorthite and found in many rocks.

Plug - A vertical pipelike magmatic body representing the conduit to a former volcanic vent; a crater filling of lava, the surrounding material of which has been removed by erosion; a mass of clay, sand, or other sediment filling the part of a stream channel abandoned by the formation of a cutoff.

Plutonic/Pluton - Rocks formed at depth and high pressures.

PPB - Part Per Billion.

Proterozoic - Geological period approximately 2,400 - 570 million years ago. The Proterozoic is further subdivided into Lower (2,400 - 1,800 million years ago), Middle (1,800 - 1,400 million years ago) and Upper (1,400 - 570 million years ago); Precambrian, especially late Precambrian.

Pyrite - Iron sulfide (FeS2).

Pyroclastic - Detrital volcanic materials that have been explosively ejected from a volcanic vent.

Pyroxene - Any of a group of monoclinic or orthorhombic ferromagnesian minerals that do not contain the hydroxyl radical; they are common in igneous, and some metamorphic, rocks.

Pyroxenite - A dark-colored granular igneous rock composed mainly of pyroxene.

Pyrrhotite - A magnetic iron sulfide material.

Quartzo Feldspathic - Composition of a rock particularly rich in silica (quartz) and feldspar.

Radiometric - The spontaneous decay of unstable atomic nuclei which gives rise to the emission of radiation.

Rare Earth - Any of the oxides of the rare earth metals (e.g., the lanthanide series).

Reconnaissance - A general examination or survey of a region with reference to its main features, usually as a preliminary to a more detailed survey.

REE - Rare Earth Elements.

Sb - Chemical symbol for the metallic element antimony.

Se - Chemical symbol for the element selenium.

Sericite - Fine-grained white mica of similar composition to muscovite.

Shear - To move as to create a planar zone of deformed rock.

Silicified - Said of a rock in which the original rock minerals have been replaced by silica.

Silicious - Said of a rock rich in silica.

SOQUEM - A Québec Crown Corporation.

Stringer - A very small vein either independent or occurring as a branch of a larger vein; also known as string.

Sulfide - A group of minerals in which one or more metals are found in combination with sulfur.

Supracrustal Rocks - Rocks that overlie basement rock.

Tectonized - Rocks and areas affected by a deforming structural event.

Tension Gash - A linear opening in a rock developed under tensile conditions.

Till - Unsorted and unstratified drift consisting of a heterogeneous mixture of clay, sand, gravel, and boulders which is deposited by and underneath a glacier; also known as boulder clay, glacial till and icelaid drift.

Tm - Chemical symbol for the element thulium.

Tonalite - Quartz diorite; a group of plutonic rocks having the composition of diorite but with large amounts of quartz (greater than 20%); also known as quartz-bearing diorite.

Tonne - Metric unit of weight equivalent to volume multiplied by specific gravity, equivalent to 1.102 tons.

Traverse - A line of survey or sampling across a thin section of a geological region.

Trenching - The act of blasting or digging through overburden/outcrop to attend fresh outcrop for mapping and sampling.

Troctolite - A gabbro composed principally of calcic plagioclase and olivine, with no pyroxene; also known as forellenstein.

Tuff - A rock formed of compacted volcanic fragments, generally less than 4 millimeters in diameter.

U - Chemical symbol for the metallic element uranium.

Ultramafic - Descriptive of igneous rock containing virtually no quartz or feldspar and composed mainly of olivine and pyroxene.

Unconformity - An interruption in the continuity of rock strata in sequential contact, caused by a time break in sedimentation.

VLF - Very Low Frequency.

Volcanic - Descriptive of rocks originating from volcanic activity.

Volcanoclastic - Pertaining to a clastic rock containing volcanic material without regard to its origin or environment.

Volcanogenic - Formed by processes directly connected with volcanism.

Volcano sedimentary - Type of rock involved simultaneously in a volcanic and a sedimentary activity.

W - Chemical symbol for the element tungsten.

Wacke - Sandstone composed of a mixture of angular and unsorted or poorly sorted fragments of minerals and rocks and an abundant matrix of clay and fine silt.

Zn - Chemical symbol for the metallic element zinc.

Forward-Looking Statements

This Annual Report on Form 20-F of Virginia Gold Mines Inc. (the “Company”) contains “forward-looking” statements that involve risks and uncertainties. Forward-looking statements include statements about the Company’s future business plans and strategies including planned exploration activities and property selection activities, statements about the Company’s financing strategies and most other statements that are not historical in nature. Because forward-looking statements involve risks and uncertainties, there are factors, including those discussed below under “Item 3. Key Information -- D. Risk Factors,” that could cause actual results to be materially different from any future results, performance or achievements expressed or implied. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 3 KEY INFORMATION

A. Selected Financial Data

The following selected financial data for the Company should be read in conjunction with the financial statements attached as a part hereof. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

(Canadian Dollars in Thousands Except Per Share Amounts)
				(Audited) Fiscal Years Ended May 31,
				2003	2002	2001	2000	1999
Financial Results:
Interest and dividends				$ 846	$ 807	$ 867	$ 739	$ 725
Gain on sale of mining properties				22	--	--	194	15
Fees and other				187	158	242	68	47

Administrative expenses				(1,007)	(836)	(746)	(842)	(950)
General exploration costs				(217)	(3,264)	(460)	(170)	(97)
Grants, tax credits and mining rights				102	1,686	248	39	--
Cost of abandoned mining properties				(1,180)	(1,169)	(2,577)	(2,240)	(8,660)
Loss on sale of office equipment				--	--	(2)	--	--
Gain on sale of long-term investments				--	495	--	--	--
Gain (loss) on sale of short-term investments				(5)	(251)	290	209	(250)
Writeoff of short-terminvestments				(267)	--	--	--	(78)
Income taxes				(22)	(13)	(17)	(15)	(81)
Share in net gain (loss) of Orcapital				--	--	8	3	(22)

Net loss				(1,540)	(2,387)	(2,148)	(2,013)	(9,352)

Net loss per common share				$(0.05)	$(0.09)	$(0.08)	$(0.08)	$(0.38)

Cash Flows:
From operating activities				$1,811	$(3,629)	$ (384)	$ (55)	$ (288)
From investing activities				2,150	1,769	503	(1,651)	(2,999)
From financing activities				(3,186)	(421)	1,713	2,068	2,750
Financial Position:
Working capital				$13,157	$11,044	$ 9,062	$ 8,348	$ 7,531
Mining properties				7,298	7,225	7,646	9,242	10,081
Total assets				21,589	20,825	21,274	22,873	23,824
Share capital (including shares to be issued)				45,060	42,910	41,126	40,623	39,768
Deficit				(24,247)	(22,706)	(20,319)	(18,171)	(16,157)
Shareholders’ Equity				20,879	20,204	20,806	22,452	23,611
Stock Options				66	--	--	--	--
The Company has not declared or paid any cash dividends during the periods indicated.
Summary Financial Data Adjusted for US GAAP (Canadian dollars in thousands except per share amounts)
				(Audited) Fiscal Years Ended May 31,
				2003	2002	2001	2000	1999
Financial Results:
Interest and dividends				$ 846	$ 807	$ 867	$ 739	$ 725
Gain on sale of mining properties				22	--	--	194	15
Fees and other				187	158	242	68	47

Administrative expenses				(1,007)	(836)	(746)	(842)	(950)
General exploration costs				(217)	(3,264)	(460)	(170)	(97)
Grants, tax credits and mining rights				102	1,686	248	39	--
Cost of abandoned mining properties				(1,180)	(1,169)	(2,577)	(2,240)	(8,660)
Loss on sale of office equipment				--	--	(2)	--	--
Gain on sale of long-term investments				--	495	--	--	--
Gain (loss) on sale of short-term investments				(5)	(251)	290	209	(250)
Writeoff of short-terminvestments				(267)	--	--	--	(78)
Income taxes				(22)	(13)	(17)	(15)	(81)
Share in net gain (loss) of Orcapital				--	--	8	3	(22)
Adjustment of writedown of mining properties				73	(421)	(1,596)	(838)	(6,959)
Stock options granted to non-employees, and option repricing				479	673	153	259	264

Net loss				(2,093)	(2,639)	(705)	(1,435)	(2,656)
Loss (gain) regarding short-term investments				124	101	18	(234)	(112)
Loss (gain) regarding long-term investments				(182)	305	13	(95)	--
Comprehensive loss				(2,035)	(3,045)	(736)	(1,105)	(2,544)
Net loss per common share				$(0.07)	$(0.09)	$(0.03)	$(0.05)	$(0.11)

Cash Flows:
From operating activities				$(578)	$(4,447)	$(969)	$(1,484)	$(1,988)
From investing activities				(797)	397	2,299	(222)	(1,299)
From financing activities				2,150	1,769	503	2,068	2,750

Financial Position:
Shareholders’ Equity				13,648	12,988	13,576	13,656	13,648
Please see Note 18 to the Company’s audited financial statements and “Item 5. Operating and Financial Review and Prospects -- B. Liquidity and Capital Resources -- Material Differences Between Canadian and U.S. Generally Accepted Accounting Principles,” below, for a discussion of the significant differences between Canadian and US GAAP.
Currency and Exchange Rates

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

1. On November 14, 2003, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.7672 U.S. = $1.00 Canadian.

All exchange rate calculations in #2 and #3 below are based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

2. The following table sets forth the high and low exchange rates for each month during the previous six months.

Month High Rate Low Rate			10/03 .7667 .7418	9/03 .7424 .7207	8/03 .7228 .7092	7/03 .7481 .7085	6/03 .7436 .7263	5/03 .7437 .7032
3. The following table sets forth the average exchange rates for each of the past 5 fiscal years, calculated by using the average of the exchange rates in effect on the last day of each month during the period indicated.
				Year Ended May 31,
				2003	2002	2001	2000	1999
Average Rate During Period				.6577	.6423	.6593	.6790	.6753
B. Capitalization and Indebtedness

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C. Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

D. Risk Factors

Lack of Revenue From Operations; Exploration-Stage Company

To date, the Company has had no revenue from the exploration activities on its properties. The Company’s exploration activities have not yet disclosed a commercially viable mineral deposit (a reserve) to warrant development. Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

History of Net Losses; Uncertainty of Additional Financing

The Company has incurred losses to date and does not currently have sufficient financial resources to undertake by itself all of its planned exploration programs without entering into agreements with senior or junior partners. The exploration of (and future development of) the Company’s properties therefore depends on the Company’s ability to enter into such agreements or obtain additional required financing. There is no assurance that the Company will be successful in entering into such agreements in the future or obtaining the required financing, which could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties as disclosed herein. In addition, the Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.

Dividends Unlikely

The Company has not paid any dividends since the date of its incorporation, and it is not anticipated that dividends will be declared in the short or medium term.

Exploration Activities Inherently Risky; Company Not Covered by
Liability Insurance for Exploration Operations

The business of resource exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company’s properties has a known body of commercial ore. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in the conduct of exploration programs, particularly in the later stages of exploration. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The Company is not currently covered by any form of liability insurance with respect to its mineral exploration operations, but rather expects the contractors performing its work to have such coverage.

The Company has relied and may continue to rely on consultants and others for construction and operating expertise. The economics of developing resource properties is affected by many factors, including the cost of operations, variations of the material extracted, fluctuating natural resource markets, costs of processing equipment and such other factors as native claims, government regulations, including regulations relating to royalties, allowable production, importing and exporting of natural resources and environmental protection. As to potential cost-related impediments arising from native claims, the Company does not consider these a major issue because most of the Company’s properties are in so-called “conventioned” territory -- that is, natives have given up their rights to such territory in exchange for monetary compensation. However, there can be no assurance that such persons will not later try to reassert a claim to any such property. Similarly, while the Company’s operations are not significantly affected by government regulations such as those relating to royalties, allowable production, import/export and environmental regulation (see “ -- Environmental Risks,” below), there can be no assurance that more stringent, and therefore more costly, governmental regulations would not be imposed in the future. Depending on the price of any natural resources produced, the Company may determine that it is impractical to commence or continue commercial production. There is no certainty that the expenditures to be made by the Company in the exploration of any of its properties as described herein will result in discoveries of commercial quantities of ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

Environmental Risks

Existing and possible future environmental legislation, regulations and actions could cause additional expenses, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. The Company’s environmental compliance costs are not significant at present because the Company’s current exploration activities cause minimal disruption to the land and thus require little reclamation work. However, regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could significantly adversely affect the business of the Company or its ability to develop its properties on an economic basis. Before production can commence on any property, the Company must obtain regulatory and environmental approvals and there is no assurance that such approvals will be obtained or will be obtained on a timely basis. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude entirely economic development of a property. The Company believes that it is in compliance, in all material respects, with existing environmental laws.

Fluctuation of Mineral Prices

Factors beyond the control of the Company may affect the marketability of any gold (or any other minerals) discovered. Resource prices have fluctuated widely, particularly in recent years. The effect of these factors cannot accurately be predicted.

Competition

Significant and increasing competition exists for mineral resources in each of the jurisdictions in which the Company conducts operations. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees. The market for the Company’s products tends to be commodity oriented rather than company oriented. Accordingly, although none of the Company’s properties is yet in production, the Company expects to compete by keeping its production costs low through the judicious selection of properties to develop, and through keeping overhead charges controlled. See “Item 4. Information on the Company -- B. Business Overview -- Summary.”

Dependence on Key Management Employees

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of key management employees, namely, André Gaumond, its President and Chief Executive Officer, and Paul Archer, its Vice President, Exploration and Acquisition. Loss of either of these people could have a material adverse effect on the Company. Mincor Québec Inc., a management company owned by Mr. Gaumond that provides management services to the Company, in particular the services of Mr. Gaumond and Paul Archer, Director and Vice President of Exploration and Acquisition, but the Company does not presently have employment agreements or key man insurance with respect to any of its key employees. See “Item 6. Directors, Senior Management and Employees -- B. Compensation” and “Item 7. Major Shareholders and Related Party Transactions.”

Conflicts of Interest

André Gaumond, President and Chief Executive Officer and a Director of the Company, is a Director of Société d’exploration Miniere Vior Inc. (“Vior”), and a Director of Exploration Azimut Ltd. (“Azimut”). Mr. Gaumond owns options with respect to the stock of each these companies, which are competitors in the Canadian mining business.

Claude St-Jacques, a Director of the Company, is President of Vior, and is a Director of Osisko Exploration Ltd. (“Osisko”), which is another competitor in the Canadian mining business. Additionally, Mr. St-Jacques owns the office building in which the Company leases space for its headquarters. See “Item 6. Directors, Senior Management and Employees -- B. Compensation” and “Item 7. Major Shareholders and Related Party Transactions.”

Gaétan Mercier, Chief Financial Officer and Secretary of the Company, is also Controller of Vior, Controller and Secretary of Azimut, and Secretary and Treasurer of Majescor.

The main implication of these relationships, such as Mr. Gaumond serving as President and Chief Executive Officer and a Director of the Company and a Director of each of Vior and Azimut, and Mr. St-Jacques concurrently serving as a Director of the Company and Osisko and President of Vior, is that these individuals, who are senior officials at potentially competitive resource companies, may become aware of corporate opportunities or have access to confidential information, and could be in a position to use such knowledge to benefit one such company at the expense of another. To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Such other companies may also compete with the Company for the acquisition of natural resource property rights. In the event that such a conflict of interest arises, at a meeting of the Company’s Directors, a Director who has such a conflict will abstain from voting on the matter. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to financial constraints. In accordance with corporate law, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

ITEM 4 INFORMATION ON THE COMPANY
A. History and Development of the Company

Organization; Registered Office; Etc.

Virginia Gold Mines Inc. (“Virginia” or the “Company”) is the result of the merger of Explorations Diabior Inc. (“Diabior”) and Virginia Gold Mines Inc. (“Old Virginia”) (collectively, the “Predecessor Companies”). Articles of Amalgamation as of June 1, 1996 were issued pursuant to the Canada Business Corporations Act (“CBCA”). The Company has its registered office and principal place of business at 116 St. Pierre Street, Suite 200, in the City of Québec, Québec, Canada G1K 4A7. The shares of the Company were listed on The Montreal Exchange from June 3, 1996 until December 3, 1999, and have been listed on the Toronto Stock Exchange since December 6, 1999, under the symbol “VIA”.

Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years

For the year ended May 31, 2003, the principal capital expenditures were with respect to Éléonore, Lac Noella, MegaTEM, MegaTEM III and Poste Lemoyne Extension properties, for an aggregate amount of $2,521,289. The principal divestitures were with respect to Payne Bay, Chutes-des-Passes, Lac Gayot, Apple and La Grande Sud properties, for an aggregate amount of $973,619.

For the year ended May 31, 2002, the Company’s principal capital expenditures were with respect to the Payne Bay, Éléonore, Fosse Pt-Pd, Rivière Annie, Lac Noella, MegaTEM and Poste Lemoyne Extension properties, for an aggregate amount of $949,861. The principal divestitures were with respect to the Chutes-des-Passes, Gaber, Rivière Annie and Lac Gayot properties, for an aggregate amount of $770,957.

For the year ended May 31, 2001, the Company’s principal capital expenditures were with respect to the Payne Bay, Chutes-des-Passes, LG 3.5, Lac Annie and Lac Fagnant properties, for an aggregate amount of $719,935. The principal divestitures were with respect to the Aeroport, Eastmain Ouest, Opinaka, Lac Fagnant, Chutes-des-Passes and La Grande Sud properties, for an aggregate amount of $2,302,288.

See “Item 5. Operating and Financial Review and Prospects -- B. Liquidity and Capital Resources.”

Current and Planned Capital Expenditures/Divestitures

For the current year, the Company is planning to continue the exploration of the Gayot, Poste Lemoyne Extension and La Grande Sud properties, which are the principal priorities of the Company. Furthermore, projects like MegaTEM, Éléonore, Chute-des-Passes, Lac Noella and several reconnaissance programs will also be very active. The Company’s goal is to keep developing the gold mineralization on the Poste Lemoyne and La Grande Sud properties and the nickel mineralization at Gayot, as well as developing many other projects in order to sustain the growth of the Company. The Company’s exploration budget for its fiscal year ending May 31, 2004, totals approximately $7 million, which includes $3 million to be spent by the Company and the remaining $4 million as contributions by the Company’s partners in the respective programs. The funds needed for the advancement of those exploration programs will come partly from the Company’s partners under the Company’s various joint-venture and option agreements, as well as from the Company’s own funds and from new private placements of equity securities.

Public Takeover Offers

During the current and previous fiscal year, the Company has not received any public takeover offers from third parties nor has the Company made any such takeover offers.

B. Business Overview

Summary

The Company is engaged in the acquisition, exploration and, if warranted, development of prospective mining properties. At present the Company is in the exploration stage and has no reserves until further exploration work is done and economic feasibility studies based upon such work support a commercially viable ore body.

The Company’s strategy is to pursue exploration activities on its properties while concentrating on new acquisitions in regions of sparsely explored Archean greenstone belts. The territory of the Province of Québec has exploratory potential and Virginia has decided to concentrate on exploration in northern Québec because the Company believes that this area has significant mining potential and also has been largely unexplored. This is in contrast with the Val d’Or area in the lower third of the province where the initial gold discoveries in Québec were made and which today is a well-developed mining area. Northern Québec is known to contain several greenstone belts, which are typically associated with gold deposits. The Company is concentrating its exploration activities in these greenstone belt regions. This strategy has led to the acquisition of large territories in the Labrador Trough (the Sagar property) and in the central?north region (the Eastmain and La Grande properties). In addition, the Grenville geological province, where Virginia has ongoing exploration projects, has provided Virginia with mineralized areas for mining exploration properties. See “ -- D. Property, Plant and Equipment.”

Presently, the Company is in the exploration stage and there is no assurance that there exists a commercially viable ore deposit (a reserve) until further exploration work is done and a comprehensive economic evaluation based upon that work concludes economic and legal feasibility.

The Company’s property selection process is geared toward reducing eventual production costs by concentrating its exploration budget on properties that the Company believes, based on preliminary testing, have the greatest potential for the presence of economic deposits. The Company spends approximately 80% of its exploration budget on acquisition and other costs for such high-potential properties, with the remaining 20% spent on properties deemed by the Company to be more speculative. In selecting properties, the Company keeps its selection/evaluation costs to a minimum by relying on already-prepared data concerning such properties. The Company obtains this data from sources including geoscientific databases maintained by the provincial government of Québec and by the Canadian federal government, and data compiled by companies that have previously worked in the subject area. Company geologists compare this information with geoscientific information associated with known deposits, in order to determine the most promising target areas. This initial selection process therefore does not involve significant expenditures of funds, relying as it does on publicly-available source materials and in-house analyses conducted by the Company geologists. Following its selection of promising target areas, the Company does initial surveys to test the potential of these areas and, depending on the results of these initial studies, determines whether to pursue further exploration of the areas involved.

Summary Property Information

Virginia owns or holds interests in mining exploration properties (also designated as projects) located principally in Québec’s central-north and northwest regions. These properties are held either by mining exploration licenses (“MEL”) or by mining claims. Summary information in connection with the Company’s major properties is provided in the following table and notes:

Key Au – Gold; Cu – Copper; Zn – Zinc; Ni – Nickel; Pd – Palladium; Pt – Platinum;
U – Uranium; Co – Cobalt; Pb - Lead

* Potential ownership interest in mineral exploration rights reflects the Company’s ownership interest in such rights as follows: (i) for those properties where the Company’s ownership interest is subject to another entity’s option to purchase part of the Company’s interest, what the Company’s ownership interest would be if such party exercised its option; and (ii) for those properties where the Company has the option to acquire an additional interest in the property, what the Company’s ownership interest would be if the Company exercised its option.

Notes

(1) Chute-des-Passes Property. Pursuant to an agreement dated as of April 29, 1999, the Company granted SOQUEM, a Québec Crown Corporation (“SOQUEM”) an option to acquire a 50% undivided interest in the mineral exploration rights in return for exploration expenditures over three years totalling $625,000, and a payment of $12,848. SOQUEM acquired its 50% interest in the winter of 2003, and the project is now a 50/50 partnership.

(2) Aéroport, Lac Bonfait and La Grande Sud Properties. Pursuant to an agreement dated as of May 25, 1999, the Company granted Cambior Inc. (“Cambior”) an option to acquire a 50% undivided interest in the mineral exploration rights permits and claims covering the Aéroport, Lac Bonfait and La Grande Sud Properties in return for $7 million in exploration expenditures over the following six years. Cambior also agreed to purchase shares of the company’s common stock at the signature of the formal agreement and at each of the following six anniversary dates of the agreement. This agreement was amended on April 26, 2001, modifying the work commitments to $5.5 million in exploration expenditures over 8 years for Cambior to earn its 50% interest. See also “ -- D. Property, Plant and Equipment – La Grande Sud Property.”

(3) David (Lac). On December 12, 2001, Messrs. Charles Boivin and Nicolas Lavoie granted the Company the option to acquire a 100% interest in the Lac à David property in consideration of the following: (1) cash consideration of $15,000 upon the signing of the agreement and two cash payments of $10,000 each at the latest of December 31, 2002 and 2003, respectively; (2) the issuance of 10,000 shares of the Company upon the approval of the present agreement by The Toronto Stock Exchange; (3) the carrying-out of exploration work totalling $30,000, $75,000 and $125,000 before the first, second and third anniversary dates of the present agreement; (4) the payment of $50,000 upon the termination and filing of a positive feasibility study concerning the property, or at any other time, at the discretion of the Company, before the filing of such a study.

(4) Gayot (Lac). In January 2000, the Company entered into an agreement with Billiton Metals Canada Inc. (now BHP Billiton) (“Billiton”) pursuant to which Billiton was granted the option to acquire a 50% undivided interest in the mineral exploration rights in return for: (1) purchasing 750,000 Common Shares of the Company at $1.00 per share; and (2) incurring $4.5 million in exploration expenditures over a 3.5 year period. See also “ -- D. Property, Plant and Equipment -- Lac Gayot Property.” In July 2003, the Company entered into an agreement with Billiton covering targeting and geological reconnaissance of Ni-Cu-Co deposits within a number of unexplored belts in the Lac Gayot region of central Quebec (Gayot Extension). Pursuant to this agreement, Billiton has made a $50,000 payment to the Company and the parties will proceed with research on a 50%/50% basis.

(5) Grenville (BHP Billiton). The Company and Billiton entered into an agreement covering targeting and geological reconnaissance of Ni-Cu-Co deposits in the geological Province of Grenville in Québec. The agreement is for a term of 30 months and is renewable upon the mutual consent of the parties. The Company will be the operator of the project with a budget of $250,000 for the first year. Pursuant to this agreement, Billiton was granted the option to acquire a 50% undivided interest in the mineral exploration rights in return for purchasing 83,333 units of Company securities at a price of $1.50 per unit. Each unit includes one Common Share of the Company and one warrant, exercisable for 12 months, to acquire one Common Share at an exercise price of $1.95. Billiton has completed this purchase and accordingly has exercised its option.

(6) Kogaluk. On October 9, 1996, SOQUEM granted the Company the option to acquire a 50% interest in the Kogaluk Property in consideration of exploration work for a total amount of $1,000,000 before October 9, 2005.

(7) Payne Bay Property. In November 1998 the Company entered into a joint-venture agreement with Osisko Exploration Ltd. (“Osisko”) by which the Company has the option to acquire a 50% undivided interest in the mineral exploration rights in return for $600,000 in exploration work over a three-year period. At the same time, Osisko is committed to spend $300,000 in exploration work on the project during the same period. As of May 31, 2001, the Company had met its requirements and therefore earned a 50% interest in the Payne Bay Property.

Applicable Government Regulation in Canada

The Company currently operates solely in Canada. Operations entail significant governmental regulatory and other factors common to mining ventures. More particularly, mining operations are subject to government regulation under which operations may be affected in varying degrees by legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes, labor standards or changes in conditions under which minerals may be extracted and marketed. The effect of these factors cannot be accurately determined.

Mining Industry

The mineral estate in Canada is owned by the state (i.e., the public). The Canadian federal and provincial governments use various tax incentives to encourage private investment. With respect to the provinces, the provincial governments have jurisdiction over mineral resources in Canada; that is, the provincial governments administer the mineral resources within their respective provinces. With respect to the Yukon and Northwest Territories, the federal government has jurisdiction but is in the process of conveying resource management responsibilities to the territorial governments and “First Nations” such as Nunavut, the new Inuit nation recently carved out of the Northwest Territories. Access to the government’s technical information on Canada’s geology is in the process of becoming centralized.

Overall, the mineral industry in Canada consists of underground mines, open pits, leaching operations, concentrators, smelters and refineries, drilling and other production operations associated with the petroleum industry. The Canadian mineral industry is predominantly privately owned.

Environmental Regulation

The current environmental issues that have faced the nation include air pollution that has resulted in acid rain that severely affects lakes and damages forests; metal smelting; coal burning utilities; vehicle emissions impeding on agricultural and forest productivity; and the contamination of ocean waters as a result of agricultural, industrial, mining and forestry activities.

Mining operations in Canada are subject to regulation at both the federal and provincial levels. Mining industry groups have pressured the government bodies that regulate mining for reform of the dual regulatory system in recent years, but no major reforms are pending as of the spring of 2003.

Annual and Other Reports. Persons engaged in exploration for minerals are required to submit statistical reports annually to the provincial government detailing their activities during the prior year. The reports must include the nature and type of work undertaken, costs incurred, and locations of active projects. In addition, persons wishing to maintain their tenures in good standing must file reports, from time to time as required, detailing expenditures, work programs and results on mineral properties.

Reclamation. Upon completion of work at a property, a company engaged in exploration must perform certain tasks in order to restore the land to its pre-exploration state. All trenches, stripped areas or sample sites must be backfilled; all disturbed land areas that could affect bodies of water must be stabilized; and all materials, equipment and waste material must be stored in an approved manner or removed from the site if no longer required.

Compliance Costs for the Company. The principal environmental regulations to which the Company is subject require that the Company engage in land reclamation efforts. Land reclamation costs are currently not significant for the Company because the Company is at the exploration stage, and exploration activities do not cause much disruption to the exploration site. Reclamation costs, which include bulldozing the site, re-filling and re-seeding, have historically averaged approximately 1% of the Company’s annual exploration budget, and the Company expects compliance costs to continue to approximate 1% of the annual exploration budget.

Ownership, Income Tax, Repatriation of Profits

Corporations resident in Canada are subject to Canadian federal income taxes on their worldwide income, including income derived directly from carrying on business in a foreign country, as earned. Double taxation may be avoided by foreign tax credits for foreign taxes paid on income derived from non-Canadian sources. In addition, resident corporations may be currently taxable on certain passive income earned by foreign subsidiaries and other foreign affiliates.

As of January 1, 2003, the basic rate of federal income tax on corporation income was approximately 26 percent, and when combined with the “typical” provincial rate of 9 percent, the total income tax rate for foreign corporate income was approximately 35 percent.

Mining and oil and gas companies are generally allowed a 100 percent deduction for Canadian exploration costs. Canadian development costs are deductible at the rate of 30 per cent on a declining-balance basis. Royalties, levies and taxes imposed by Canadian government authorities in respect of production are not deductible for tax purposes. Instead, a resource allowance is allowed equal to 25 percent of resource profit, which is production income after deducting operating expenses and capital cost allowance, but before deducting interest and exploration and development expenses. Foreign exploration and development expenses are deductible against foreign source resource revenues and as to 10% balance against other income.

C. Organizational Structure

The Company has no subsidiaries or other corporate affiliates.

D. Property, Plant and Equipment

These properties are without a known body of commercial ore, and the Company’s activities on such properties to date have been exploratory in nature.

La Grande Sud Property

The La Grande Sud property is located 70 kilometers southeast of the town of Radisson, within the James Bay territory, in the Province of Quebec. The property adjoins the LG-2 Reservoir and it covers an area of 112 km2.

The property is held through Mining Exploration Licences (MEL) 955, 961, and 984 (Lac Bonfait) through 43 mining claims. The Company holds 100% of the mining rights while Orezone holds a 1% NSR royalty, half of which (0.5%) can be bought back by Virginia for a $500,000 payment to Orezone. An agreement dated as of May 25, 1999, gave Cambior Inc. the option of acquiring a 50% interest in the La Grande Sud, Aéroport, and Lac Bonfait properties in consideration of exploration expenditures totalling $7 million over 6 years. During this same period, Cambior was committed to purchase 238,800 Virginia shares at a minimum price of $1.00 to $2.50. The option agreement was amended on April 26, 2001, modifying the work commitments to $5.5 million for Cambior to earn its 50% interest in the property. Cambior has until June 1, 2007, to fulfill its obligations.

Initial exploration work carried out on the La Grande Sud property included till and rock sampling as well as prospecting and trenching. Prospecting and stripping work in abnormal areas led to the discovery of the AS showing which graded up to 36.38 g/t Au in chosen samples and up to 2.65 g/t Au over 1.3 meters in channels.

Subsequent surface work comprised several phases of line cutting, magnetic and IP surveys, geological mapping, stripping and moraine sampling. Work led to the discovery of more than 500 gold showings, some of which had very high grades (up to 6524 g/t Au).

Following these discoveries and since winter 1997, the Company carried out several diamond-drilling campaigns that led to the identification of many important gold zones. On one of these zones, Zone 32, the Company carried out its first drillings. Located at the southern contact of a tonalitic intrusion, Zone 32 is now being tested laterally over more than 500 meters and down to a depth of 250 meters.

The following table lists the main gold intersections found by drilling this zone.

Zone 32 has three parallel lenses and where they join up they form a single zone that can attain 50 meters in thickness. A fourth zone (Zone 103) located about 30 meters north of Zone 32 is also associated with the same mineralized corridor. The gold structure remains open at depth since drill hole LGS-98-158 went vertically 500 meters into Zone 32 and intersected 1.8 g/t Au over 11.0 meters, including 3.2 g/t Au over 5.0 meters.

In 1998, a new significant gold structure, the Veines zone, was discovered about 200 meters north of Zone 32. The Veines zone is a network of quartz veins with traces of sulfides and gold; up to now it has been followed over a distance of more than 500 meters and to a depth of 200 meters. The zone remains open in all directions. The following table gives a summary of the main intersections encountered by drilling in the Veines zone.

Several other gold-bearing zones of interest were discovered within the tonalite, around it and in the surrounding volcanic sequence.

Surface work (prospecting, stripping, mapping, geophysics) conducted by Cambior in 2000 was followed by two drilling programs totalling 35 holes (6,496 m). These workings have led to the discovery of an interesting new mineralized zone called Zone 30, which is located 700 meters east of Zone 32. The zone 30 consists of an envelope mineralized in disseminated cpy-py, roughly oriented to a NS direction, within the sheared and altered tonalite, and mafic dykes. The best results of the eight holes that intersected the zone 30 were:

Best Results Zone 30

Hole	Intervals From (m) To (m)		Grade (Au g/t)	Length (m)
LGS01-169	53.50	55.00	1.37	1.50
LGS01-170	56.10	131.00	1.63	75.40
including	76.50	79.50	13.50	3.00
LGS01-174	43.50	44.30	1.60	2.00
LGS01-184	84.50	143.20	1.28	58.70
including	84.50	96.30	3.89	11.80
LGS01-189	67.90	118.70	0.69	40.10
LGS01-194	124.80	163.50	1.83 0.15% Cu	38.70
including	162.00	163.50	5.75	1.50
Work completed by Cambior in 2002 consisted of a field check on several sectors of the property, a EM survey and two drilling programs (14 holes for 4,184 meters). Drilling was aimed at the extensions of zones 30 and 32 as well as the gold showing of the zone Zinc and some IP anomalies yet to be better explained.

The extension of the auriferous quartz veins of the zone Zinc was not found and the IP axes were explained but no significant value was obtained. The extensions of zone 30 were intersected but they did not show significant upturn in comparison with the results of 2001. However, a new zone (zone 197) was intersected north of zone 30. It is probably a EW vein that consists of quartz, tourmaline, pyrite, chalcopyrite and visible gold. Two intersections graded 8.72 g/t Au over 4.6 meters and 35.9 g/t Au over 2.25 meters (real thickness estimated to 0.5 meter). The new zone offers a potential at depth and towards the east.

The east extension of the auriferous corridor of zone 32 was tested over a distance of approximately 800 meters. Hole LGS02-198 intersected at depth the possible extension of zone 103 returning 4.37 g/t Au over 7.4 meters. The three other holes drilled in the extension of the corridor did not report interesting values except for an interval of 5.9 g/t Au over 1.3 meters. However, hole LGS01-175-Ext intersected a new gold structure located outside of the corridor of zone 32, in the sequence of mafic flows, near the contact with the south border of the tonalite. The hole crosscut two intervals grading 16.7 g/t Au over 1.5 meters and 12.9 g/t Au over 3.0 meters, associated with centimetric to decimetric quartz-tourmaline-pyrite-chalcopyrite veins. It is a new auriferous environment but there is only limited information at present.

A new drilling program was planned for the summer of 2003 in order to test the extensions of the two new gold-bearing zones (197 and 175 Ext.).

Expenditures for exploration work done by the Company are as follows:

- For the fiscal year ended May 31, 2002 : $1,813
- For the fiscal year ended May 31, 2003 : $3,375

Lac Gayot Property

The Lac Gayot property is located in the Caniapiscau region of New Quebec, approximately 110 kilometers NNW of the Caniapiscau Reservoir and is accessible by floatplane. It is 100% owned by the Company and was acquired in October 1997. The property consists of four exploration permits (MEPs 1317, 1406, 1493, 1495) and 109 claims covering 219 km2.

Under the terms of an agreement dated January 17, 2000, Billiton Resources Canada Inc., a subsidiary of Billiton Plc., completed a $750,000 private placement (in Virginia) at $1.00 per share by which Billiton is granted an exclusive right to exercise an option to gain a 50% interest in the Gayot property in return for Cdn$4.5 million in exploration work. Billiton has until November 30, 2003, to fulfill its obligations.

A brief program of prospecting and geological reconnaissance was conducted during the summer of 1998 in order to explain important regional aeromagnetic anomalies and to test Ni, Cr, Co, Cu anomalies in lake bottom sediments. Many mineralized showings associated with different geological settings were discovered, including those shown in Table 1 below:

Table 1: Best results of the 1998 program

Showing			Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Ni (%)
Tonalite			-	35.2	-	3.8	2.7	-
BIF			5.6	-	-	-	-	-
Exhalite			2.2	2.7	0.3	-	0.2	-
Komatiite			-	-	0.2	-	-	2.0

In the light of these results, an airborne, Mag-Em geophysical survey covering the property was done during the fall of 1998.

Surface work carried out in 1999 consisted of line cutting of two grids as well as ground Mag and Max-Min surveys, geological mapping, and prospecting. This program led to the discovery of four main showings (Gagnon, Gayot, Base Line, L) mineralized in Ni-Cu-Co-Pd-Pt in a geological setting of ultramafic lavas. These showings called Gagnon, Gayot, L and Base Line revealed interesting values, going up to 9.5% Ni-0.23% Co-1.99% Cu and 17.17 /t Pd-Pt in selected samples and up to 2.17 % Ni-0.42% Cu-2.46 g/t Pd-Pt over 4.85 meters in channel.

Following these results, a significant program consisting of line cutting, magnetic and TDEM ground survey as well as a drilling program totalling 4,123 meters were carried out during the winter of 2000 to evaluate several targets of interest. In spite of the lack of spectacular intersections, the results obtained showed that the ultramafic rocks are fertile.

Extensive work consisting of geological mapping, prospecting and mechanical stripping was carried out during the summers of 2000 and 2001. Work led to the surface discovery of several new showings rich in Ni-Cu-Pd-Pt (MIA, Nancy, Pantoufle, De Champlain and Nancy Extension) as well as new lateral extensions on L and Gagnon showings (table 2).

Surface work was followed by drilling programs carried out during the fall of 2000 (16 holes for 1,530 meters) and during winter 2001 (18 holes for 2,187 meters) and winter 2002 (8 holes for 1,563 meters). These holes were drilled to evaluate at depth the L, Nancy, Gagnon, Nancy Extension showings as well as other targets of interest on the property. The most encouraging results were obtained on the Nancy showing where several mineralized intersections were intersected (table 3). Mineralization consists primarily of disseminated sulfides forming zones of metric to decametric thickness, which were developed either directly at the base or within the ultramafic flow. Thinner massive sulfides zones of metric thickness, very rich in nickel and PGE are often developed directly at the base of the ultramafic flow or in the subjacent tuffs. The mineralization of the Nancy showing was followed laterally over more than 100 meters and remains open towards the east and at depth. Encouraging results were also obtained on the L, Nancy Extension and Gagnon showings (table 3).

In the summer of 2002, a regional reconnaissance survey led to the finding at surface of two new Ni-Cu-PGE showings within the northeastern extension of the Gayot ultramafic belt, approximately 7 kilometers NNW of the main grid. These showings, called Malorie and Pistolaté, returned interesting Ni-Cu-PGE values (table 2). These new discoveries justified a ground EM survey during the winter of 2003 whereas anomalies of interest were exposed above or within the lateral extension of the two new showings. A drill program (9 holes for 1,766 meters) was also carried out, mainly testing the extensions of the Nancy and Nancy Extension zones as well as some geophysical conductors (see table 3).

Table 2: Surface Showings - Best Results

Table 3: Summary of Significant Drill Results

Hole	From (m)	To (m)	Length (m)	Ni (%)	Cu (%)	Pd-Pt (g/t)	Year
NANCY AREA							
GA-00-26	4.3	11.8	7.5	0.90	0.16	0.83	2000-2001
	24.7	28.7	4.0	1.76	0.19	1.22	
GA-00-27	4.3	19.5	15.2	0.75	0.11	0.62	2000-2001
including	4.3	12.0	7.7	1.06	0.18	0.97	
GA-00-27	40.5	43.2	2.4	1.39	0.07	1.55	
GA-00-28	82.5	84.5	2.0	2.43	0.85	1.44	2000-2001
GA-00-31A	4.4	27.0	22.6	0.51	0.07	0.44	2000-2001
GA-00-31B	4.4	22.0	17.6	0.46	0.07	0.39	2000-2001
GA-00-31B	56.5	59.2	2.7	0.84	0.25	1.06	
GA-00-31B	63.7	64.5	0.8	3.10	0.85	1.06	
GA-01-36	47.9	54.1	6.2	0.57	0.12	0.51	2000-2001
including	50.4	54.1	3.7	0.76	0.16	0.72	
GA-01-46	20.6	31.5	10.9	0.65	0.10	0.64	2000-2001
including	20.6	28.5	7.9	0.77	0.13	0.80	
GA-01-46							
including	77.0	86.3	9.3	0.51	0.07	0.64	
	82.5	86.3	3.8	0.71	0.06	0.82	
GA-01-47	28.1	31.9	3.8	0.46	0.11	0.76	2000-2001
GA-01-47	61.5	65.5	4.0	0.63	0.17	0.81	
GA-01-48	40.2	45.0	4.8	0.29	0.13	0.67	2000-2001
GA-01-48	92.0	102.6	10.6	0.55	0.10	0.69	
GA-02-52	54.2	54.1	1.5	0.30	-	0.28	2002
	74.2	75.2	1.0	0.46	0.08	0.54	
	81.7	83.4	1.7	0.31	-	0.58	
GA-02-53	35.5	39.5	4.0	0.33	-	0.27	2002
	135.9	141.0	5.1	1.45	0.33	1.12	
	150.05	152.60	2.55	9.03	0.60	9.11	
	169.0	170.5	1.5	1.28	0.26	1.76	
GA-02-56	150.0	153.0	3.0	0.91	0.19	1.18	2002
GA-03-59	200.0	201.3	1.3	2.15	0.23	1.55	2003
	206.4	213.85	7.45	0.65	0.08	0.70	
L AREA							
GA-00-21A	29.4	38.9	9.5	1.67	0.77	1.64	2000-2001
including	32.5	35.3	2.8	2.98	2.30	3.01	
GA-00-21B							2000-2001
GA-00-22							2000-2001
GA-00-23A	8.3	14.9	6.9	1.40	1.50	1.32	2000-2001
including	11.3	12.5	1.2	5.58	1.66	4.51	
GA-00-23B	11.9	23.3	11.4	2.20	1.41	2.29	2000-2001
including	11.9	13.8	1.9	6.24	0.89	6.26	
GA-00-24							2000-2001
GA-00-25A							2000-2001
GA-00-25B	85.95	86.35	0.4	3.28	2.40	3.22	2000-2001
	131.90	132.60	0.6	4.56	0.61	3.08	
GA-01-33	56.4	56.8	0.4	1.16	1.98	2.16	2000-2001
GA-02-57	188.0	191.5	3.5	1.40	0.74	1.30	2002
GA-02-58	15.7	17.2	1.5	2.40	0.97	1.75	2002
	28.0	30.0	2.0	0.32	0.17	0.28	
	41.2	42.2	1.0	1.45	0.88	1.52	
	99.0	101.0	2.0	0.36	0.26	0.46

Additional surface work was planned for the summer of 2003 in the Pistolaté-Malorie areas and was planned to be followed by a new drilling program during the winter of 2004.

Expenditures for exploration work done by the Company are as follows:

- For the fiscal year ended May 31, 2002 : $1,619
- For the fiscal year ended May 31, 2003 : $2,000

The Poste Lemoyne Extension Property

The Poste Lemoyne Extension property is located along the road linking the LG-3 and LG-4 infrastructures, and 70 kilometers east of the company’s La Grande Sud project in Quebec. The Company and Boreal Exploration Inc. (now TGW Corporation) each own a 50% undivided interest in the property, which consists of exploration permit 1400 and 49 designated claims, covering 3,025 hectares. The Company acquired its interest in the property in August 1998 and is now the operator of the project.

Following a heliborne geophysical survey, geological reconnaissance and prospecting led to the discovery of the Orfée zone (up to 90 g/t Au) in the southern section of the property. Detailed work that followed included line cutting, ground magnetic and Max-Min surveys, detailed mapping, mechanical stripping, and channelling. Trench A, on the original showing, returned the following channel sample grades; 5.42 g/t Au / 1.0 m; 31.27 g/t Au / 1 m; 67.35 g/t au / 1 m; 13.69 g/t Au / 2 m; and 21.57 g/t Au / 5 m. A second trench (2.1 km to the east, along the same horizon) returned the following sample grades; 3.53 g/t Au / 1 m and 3.46 g/t Au / 3 m. This was followed by a diamond-drilling campaign of 7 holes (PLE98-01 to PLE98-07), totalling 1,070 m, along a 1-km stretch of the gold-bearing corridor. Holes drilled under the Orfée showing have returned values going up to 6.14 g/t Au over 5.0 meters and several other anomalous sections were intersected by the holes testing other targets along the same structural corridor (see table 2).

A program consisting of detailed mapping, prospecting, stripping, channel and till sampling was conducted during the fall of 2000. Two new mineralized outcrops were uncovered, representing lateral extensions of the A trench on the Orfée showing. The new trenches 01 and 03, located respectively 15 meters east and 100 meters northwest of trench A returned channel values of 21.02 g/t Au over 3 meters (TR 01) and 11.53 g/t Au over 3 meters (TR 03).

A program of mechanical stripping and channel sampling was conducted in the fall of 2001. This work program has established the link between trenches A, TR-01 and TR-03 and allowed for following the mineralization of the Orfée zone, almost continuously, laterally on a distance of over 125 meters. Mineralization consists mainly of disseminated, and in stockworks sulfides (up to 20% pyrrhotite-pyrite-arsenopyrite) within a plurimetric thick deformation corridor oriented ESE-WNW, affecting siliceous sediments and oxide-silicate iron formation. Channel sampling returned the following values:

Table 1: Summary of Results – Stripping and Grooving – Fall 2001
This surface work was followed by two diamond drilling campaigns, the first one consisting of 23 holes (PLE02-08 to PLE02-30) totalling 3,033.3 meters during the winter of 2002, and the second one consisting of 37 holes (PLE03-31 to PLE03-67) totalling 6,568 meters during the fall 2002-winter 2003 period. The holes tested the Orfée zone over a lateral distance of 400 meters and up to a 350-meter vertical depth. Many geophysical and geological targets were also evaluated along the structural corridor, which is the host to the Orfée zone. Results of these two drilling programs are summarized in table 2.
Table 2: Results of Drill Programs
At the end of this work, an initial resource(1) evaluation was done by an independent qualified person according to CIM standards on mineral resources and reserves definition and National Instrument 43-101. The compilation of the results has enabled the identification of a main mineralized zone of approximately 50 meters long by 3 to 9 meters wide, down to a depth of 250 meters. The zone remains open at depth. Using a minimal width of 3 meters and an upper cutting level of 90 g/t Au, resources of the Orfée zone are as follows:

Orfée -- Resource Evaluation

Category		Tonnage (metric tonnes)		Au (g/t)
Measured (2)		88,588		9.44
Inferred (3)		111,895		18.40
Total all categories		203,483		14.50
(1) Mineral resources, which are not mineable reserves, do not have demonstrated economic viability.

(2) Cautionary Note to U.S. Investors concerning estimates of Measured Resources: This table uses the term “measured resources”. U.S. investors are advised that, while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

(3) Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: This table uses the term “inferred resources”. U.S. investors are advised that, while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

Additional surface was planned for the summer of 2003 and was planned to be followed by a drilling program.

Expenditures for exploration work done by the Company are as follows:

- For the fiscal year ended May 31, 2002: $160,117
- For the fiscal year ended May 31, 2003: $335,910

The MegaTEM and MegaTEM III Properties

The MegaTEM project stemmed from a strategic alliance pursuant to which the Company and Noranda Inc. have carried out significant airborne geophysical surveys, using the new MegaTEM technology. This technology, developed by Noranda and Fugro Airborne Surveys, the largest supplier of airborne geophysical services worldwide, allows the detection of polymetallic deposits deeper (up to a depth of 250 meters) than any other known airborne methods.

In connection with this alliance, Noranda and the Company entered into two agreements signed in June and December 2001. Pursuant to these agreements, among other things, Noranda invested an aggregate of $1.45 million in the Company by purchasing a total of 966,666 of the Company’s common shares at a price of $1.50 per share in two private placements. The net proceeds allowed for the completion of six MegaTEM airborne surveys, covering 5,570 km2 in northern Quebec. These agreements also grant Noranda the right to acquire a 55% interest in any targets generated by this work program. Noranda has since transferred its interest in these two agreements to its affiliate Novicourt Inc. (60% owned by Noranda). In August 2002 a third agreement was signed between Virginia and Novicourt and four new airborne surveys, covering a surface area of 3,493 square kilometers, were carried out based on a ratio of 51% for Novicourt and 49% for Virginia. Noranda remains the operator of the project and retains the right to buy back 35% of Novicourt’s interest on any major discovery (> 10 million tonnes) resulting from the strategic alliance.

To date more than 250 properties covering 670.32 square kilometers have been acquired by the partners. Ground follow-up (geophysics, prospecting, drilling) is currently in progress and will continue throughout 2003. To date 77 holes totalling 6,158 meters have been drilled to test more than 66 MegaTEM anomalies located in different places within the seven first areas flown with the MegaTEM technology. Most anomalies were explained by the presence of conductive barren sulfides (Po-Py) but work led to the identification of an area not much explored, which presents a good potential for volcanogenic massive sulfide deposits (VMS). Hole GUY-05-03-01 intersected a mineralized zone grading 0.2% Cu and 0.7% Zn over 17.0 meters (including 0.64% Cu, 1.02% Zn and 13.8 g/t Ag over 2.3 meters and 0.34% Cu, 4.29% Zn and 8.3 g/t Ag over 0.85 meter) in a sequence of altered felsic rocks. Subsequent holes drilled on this showing did not identify more consistent zones but confirmed the potential of the area that will be the object of a follow-up. A program of ground geophysics, prospecting and drilling will also be carried out to evaluate many other targets during the next 12 to 18 months.

Expenditures for exploration work done by the Company are as follows:

- For the fiscal year ended May 31, 2002: $245,911
- For the fiscal year ended May 31, 2003: $1,369,569

The Lac Noella Property (formerly Caniapiscau)

The Lac Noella Property is located in the center of Quebec, about 100 kilometers southwest of the Caniapiscau Reservoir. It consists of mining exploration permit 1421 and 40 designated claims that cover an area of 165.25 square kilometers. The property is 100% owned by the Company. Cambior retains a 1% royalty (NSR) of which half may be bought back any time by the Company for $500,000.

The first work program carried out in the fall of 1998 consisted of about 12 days of geological reconnaissance with airborne support. Work led to the identification of new supracrustal belts containing mainly basalts (amphibolites), sediments and iron formations of metric to decametric thickness. The Noella property was acquired to cover a plurimetric iron formation containing several zones highly mineralized in pyrrhotite and arsenopyrite having returned many anomalous gold values reaching nearly 1 g/t. Furthermore, a boulder of mineralized iron formation, discovered by the MRN in the area in 1998, returned 6.3 g/t Au. Following these results, a Mag-EM airborne survey was conducted in December 1998 and led to the discovery of many interesting anomalies. The ground follow-up carried out in the fall of 1999 returned further interesting results as two significant gold-bearing showings were exposed on the property.

The first showing, Sous-Marin, is associated with an east-west shear found within an altered tonalitic intrusion. The 0.5-meter shear has been followed over more than 30 meters laterally. Mineralization consisting of disseminated Cpy and Py has returned values up to 263 g/t Au in grab samples and 8.01 g/t Au over 0.38 meter in channel. Gold values of 3.35 g/t Au have also been obtained in the non-sheared tonalite. The second showing, Dead Mouse, is associated with a folded iron formation showing, a silicated facies, and a sulfide facies rich in pyrrhotite. Many samples grabbed in a 10-meter radius within the two facies yielded gold values between 500 ppb and 5.33 g/t Au.

Work conducted during the winter of 2000 covered the sector of the Sous-Marin showing and the probable extension of the fertile tonalitic intrusion with line cutting (78 km) and a Mag (78 km) and IP survey (69 km). Many anomalies were located. A mapping and prospecting follow-up performed in the summer of 2000 did not yield encouraging results in the Sous-Marin grid but a new gold showing, Dead Mouse Extension, was discovered 450 meters northwest of the original Dead Mouse showing. The best results on this showing include a channel of 5.9 g/t Au over 3.8 meters and grab samples of up to 14.4 g/t Au. Channels on the original Dead Mouse showing returned 5.1 g/t Au over 2.0 meters and 3.7 g/t Au over 2.5 meters.

A new program of line cutting (60 km), MAG-PP (60 km) and mapping was carried out during the summer of 2001 in the area of the Dead Mouse and Dead Mouse Extension showings, in order to evaluate in more detail the potential of the iron formation. Work has shown that this iron formation stretches out over more than one kilometer laterally, with a thickness of 8 to 10 meters.

Many new auriferous showings have been discovered within this fertile segment of the iron formation. The mineralization consists of disseminated to semi-massive sulfide zones (pyrrhotite-arsenopyrite), interbedded within the chert-chlorite-hornblend-grunerite iron formation. The most important showing (the Bear showing) is located 400 meters south of the Dead Mouse Extension showing. Three channels, testing a segment of approximately 20 meters in length, graded 4.1 g/t Au over 4 m; 4.1 g/t Au over 5.4 m; and 5.4 g/t Au over 4.9 m (including 7.7 g/t Au over 3.2 m). Selected samples from the Ours showing graded 21.0 g/t Au and 27.0 g/t Au while another selected sample collected 25 meters northwest of the Ours showing reported 12.5 g/t Au.

Several other showings spread along the iron formation have returned values from 1.2 to 5.0 g/t Au in selected samples and up to 1.2 g/t Au over 4 meter in channels. These results justified a program of mechanical stripping and geological mapping during the summer of 2002. The main objective of the program was to test at surface the extent of the gold mineralization exposed in 2000-2001. In total, 43 trenches were done in order to evaluate several gold showings and their lateral extensions as well as geophysical conductors (IP). This program identified a promising auriferous corridor of over 1.2 kilometers in length within the Bear iron formation. Gold values that were near-economic to economic were obtained in channel in many trenches performed along this auriferous corridor, particularly in the areas of the Bear and Dead Mouse Extension showings (see table 1).

The program also led to the exposure of another significant gold zone (Bourdon) in a new area, around one kilometer north-east of the Bear sector. The Bourdon showing, lies in a chert-silicate-graphite, laminated iron formation of more than 10 meters thick, which could represent a facies lateral variation of the Bear iron formation. Trenches also allowed for extension of the mineralization of the Dead Mouse showing. However, gold values were lower in this latter area.

Highlights of the program are shown in the following table.

* All samples have been analyzed by fire assay and gravimetric finishing at ALS Chemex Chimitec laboratory of Rouyn-Noranda

A program of 34 short holes totalling 1,821 meters was carried out in February and March 2003 to test at shallow depth many of these gold zones as well as some unexplained IP anomalies. The best results from the drilling were NO-03-08A that reported 23.15 g/t Au over 0.95 meters or 12.47 g/t Au over 1.95 meters, directly under trench TR02-43, which returned 18.36 g/t Au over 1.2 meters and 5.84 g/t Au over 1.2 meters in channel sampling. The other holes that tested the auriferous surface zones and the geophysical anomalies returned several sub-metric to metric intersections with anomalous to sub-economic values. Results of the drill program are shown in the following table:

Expenditures for exploration work done by the Company are as follows:

- For the fiscal year ended May 31, 2002: $128,097
- For the fiscal year ended May 31, 2003: $719,340

The Éléonore Property

The Éléonore project is located in the Ell lake area, in the eastern part of the Opinaca reservoir, approximately 320 kilometers north of the town of Matagami in the James Bay region. The property is accessible by the James Bay paved road, at the kilometer marker 395 where a 60-km gravelled road gives access to the Opinaca reservoir. A last distance of 35 kilometers by boat leads to the property. This property consists of 125 designated claims totalling 6,529 hectares.

The Opinaca reservoir region is the host to intrusive granodioritic and dioritic rocks in contact with basalts and conglomerates. This assemblage is part of the Opinaca volcanic Archean belt, which stretches out over 25 kilometers long by 3-4 kilometers wide.

Reconnaissance work allowed for re-evaluation of the Ell showing, a former copper showing discovered by Noranda in 1964, and led to the discovery of several new Au-Cu-Ag showings probably associated a porphyric-type mineralized system. A series of mineralized corridors has been outlined within dioritic to tonalitic intrusions. These corridors are characterized by stockworks of veinlets mineralized in chalcopyrite and gold. The mineralization is laterally followed over 150 meters and is open in all directions. The northernmost and southernmost corridors are 600 meters apart from one another.

Mineralized and partially rounded erratic blocs, found 300 meters away from the mineralized corridors, have returned up to 10.4% Cu, 21.7 g/t Au, and 68 g/t Ag.

Sampling of outcrops and blocs has reported the following results:

Erratic Blocs Results – Summer 2001

Sample #	Cu (%)		Au (g/t)	Ag (g/t)
104864	8.78		3.41	39.0
9151	10.40		21.77	68.0
9152	6.06			18.1
9196	0.10		1.95	5.3
Channel Results – Summer 2001
A MAG-IP ground survey was carried out during the winter of 2002 in the area of the main showing. Additional prospecting and mapping was conducted in the summer 2002 and led to the discovery of new mineralized showings of the same nature. The following results were obtained:

2002 Drill Program Best Results - Prospecting 2002 Drill Program Best Results - Channels
	UTM NAD27 Zone 18			Au	Cu	Ag
Sample	East	North	Type	ppb	pm	ppm	Description
43791	422978	5834792	Channel 1 m	1400	7320	9.4	Diorite, 0.5% PY, 0.5-1% CP
43792	422978	5834793	Channel 1 m	860	3440	5.6	Diorite, 0.5% PY, 0.5-1% CP, tr ML, tr Azurite
Field evidences and the spreading of the mineralization in outcrop and boulders indicate an exploration potential on a surface area exceeding 8 square kilometers. Surface work will extend towards the north during the summer and autumn 2003 field season.

Expenditures for exploration work done by the Company are as follows:

- For the fiscal year ended May 31, 2002: $97,901
- For the fiscal year ended May 31, 2003: $96,470

The Chute-des-Passes Property

The Chute-des-Passes project comprises an area of 7,598 hectares, in the Lac-à-Paul area, 140 kilometers north of the city of Chicoutimi, in the Saguenay-Lac-Saint-Jean area.

The Company holds 100% of the rights on 476 claims and no royalties are associated with them except for 18 that are subject to a 1% NSR royalty for the benefit of the Fonds Minier du Saguenay-Lac-Saint-Jean. An agreement dated August 30, 1999, granted SOQUEM the option of acquiring a 50% interest in the property in consideration for $625,000 in exploration work over a period of three (3) years and a payment of $12,848. SOQUEM acquired its 50% interest in the property in winter 2003 and the project is now a 50-50 partnership.

Following a general compilation of the area, the Company carried out a vast heliborne MAG-EM survey in winter 1997 and detected several high intensity conductors. The results led the Company to claim several blocks in the area.

During the summer of 1997, a vast campaign of line cutting, magnetic and electromagnetic surveys, soil geochemical surveys, prospecting and blasting was carried out on the claims. The work led to the identification of a vast troctolitic intrusion (Lac St-Jean anorthositic suite) of over 1,000 square kilometers, which also holds horizons that are more ultramafic such as dunites, peridotites and pyroxenites. Several mineralized showings of disseminated sulfides in stringers and sometimes in semi-massive form, clearly of magmatic origin, were discovered along certain conductors. These showings returned up to 1.30% Ni, 0.30% Co and 4.3% Cu.

With these results, the Company decided to stake additional claims and to carry out a second heliborne geophysical survey in the fall of 1997. A drilling campaign of over 2,000 meters was carried out at the end of fall 1997 to verify, at low depth, the conductors and showings found during the summer.

In most cases, the conductors are explained by the presence of one or several sulfide zones generally massive and with an individual thickness from a few centimeters to over two meters. These sulfide zones returned sub-economic to economic grades in nickel, copper and cobalt. The best results obtained were:

Grid	Hole	Intervals (meters)	Length (meters)	Ni (%)	Cu (%)	Co (%)	S (%)
Paul	PAU-97-01	88.80-89.45 109.50-109.80 116.08-116.63 124.02-124.35	0.65 0.30 0.55 0.33	0.91 1.17 1.05 1.28	0.13 0.25 0.49 0.69	0.070 0.075 0.085 0.089	17.52 21.74 20.26 22.96
Manouane	MAN-97-04	59.08-60.74	1.66	1.18	0.09	0.103	29.82
Nouricier B	NB-97-01	53.70-5362	0.92	0.68	0.13	0.096	33.64
Nouricier B	NB-97-02	40.16-41.61 45.32-46.35	1.45 1.03	0.76 0.28	0.13 3.15	0.084 0.043	30.44 21.40
This was followed by additional line cutting as well as ground magnetic and electromagnetic surveys during winter 1998.

The surface work, carried out in the summer of 1998 on these new line networks led to the discovery of several new showings that returned up to 3.90% Cu and 0.99% Ni. A regional reconnaissance program focussed on the magnetic. Mafic intrusions also revealed an interesting potential for apatite and ilmenite since the following values were obtained: from 6% to 14% P2O5 and 6% to 21% TiO2.

Additional surface work done on the same grids during the summer of 1999 allowed for better definition of the geological settings of diverse EM conductors. A new surface showing returned values of 0.84% Ni and 0.5% Cu over 1.5 meters (including 1.25% Ni – 0.86% Cu over 0.50 m) in channels.

The resampling of certain drill holes performed in 1997 has also demonstrated that some lithologies contain an interesting potential in apatite-ilmenite. Best results are 7.56% P2O5 – 9.65 % TiO2 over 117.86 meters (hole MAN-97-01) and 8.99% P2O5 – 9.42 % TiO2 over 41.09 meter (hole PAU-97-02).

Within the framework of the Ni-Cu-Co phase, three drilling programs were carried out on the property in June 2000 (14 holes for 1,350 m), in October 2000 (12 holes for 1,380 m) and in June 2001 (11 holes for 1,192 meters).

The intent of the drilling was to test at shallow depth (<100m) the max-min conductors detected on zones MHY, Nourricier Noir, Houliere and Duhamel, all situated in the northern and eastern sections of the Lac St. Jean Anorthositic Suite. Almost all drill holes (20 of 26) of the 2000 campaign intersected massive to semi-massive sulfides zones over various thicknesses within an intrusive complex composed mainly of anorthosite, leucogabbro, leucotroctolite, olivine gabbro and pyroxenite.

Fifteen holes were drilled on the MHY zone and reported the following results :

Zone	Hole	Length (meters)*	Ni (%)	Cu (%)	Co (%)
MHY-A	00-08 00-09 00-10 00-15 00-16 00-17 00-18 00-19 00-20 00-21 00-22 00-23 00-24 00-25	10.15 5.9 4.5 0.5 - - 3.0 - 1.0 0.5 2.2 0.5 1.5 0.4 0.5 0.7 2.5 0.5 0.7	0.84 0.90 1.15 0.97 - - 0.15 - 0.70 0.94 1.18 0.96 0.19 1.17 1.01 1.15 0.34 0.80 0.70	0.50 0.66 0.56 0.33 - - 0.10 - 0.17 0.11 0.50 0.39 2.57 0.06 0.13 0.12 0.22 0.24 -	0.10 0.12 0.15 0.11 - - - - 0.09 0.09 0.14 0.11 0.03 0.13 0.13 0.13 0.04 0.09 -
	00-26	1.3 2.2	1.10 1.01	0.10 0.40	0.11 0.13

* Length along the core.

These holes tested only a 2.2-kilometer segment of the MHY zone that was followed over 6 kilometers geophysically. The holes drilled on other grids generally returned lower values on lesser thickness. Best results were:

Zone	Hole	Length (meters)	Ni (%)	Cu (%)	Co (%)
Houline	00-01 00-03	2.66 1.2	0.92 0.56	0.40 0.25	0.08 0.11
Duhamel	00-05 00-05 00-06	3.0 0.9 1.5	1.27 1.27 0.86	0.24 0.33 0.13	0.12 0.09 0.08
Nouricier Noir	00-07	1.5 1.2 1.5 3.0 5.2	0.67 0.61 0.53 0.53 0.59	0.36 0.48 0.40 0.36 0.46	0.09 0.08 0.07 0.06 0.07

A gravimetric survey carried out in December 2002 led to the definition of new drill targets in the MHY area. A drilling program of 8 holes totaling 1,147 meters was performed in the winter of 2003, returning the following results:

The plurimetric intersections of holes 03-40 and 03-45 (125 meters apart) most probably are in close correlation with the intersection of hole 00-08 (0.84% Ni-0.5% Cu- 0.10% Co over 10.15 meters). These intersections define a shallow dipping zone (< 30º) of a maximal extension of 250 meters that remains laterally open in many directions. Additional work is planned in order to pursue the evaluation of the property.

Expenditures for exploration work done by the Company are as follows:

- For the fiscal year ended May 31, 2002: $11
- For the fiscal year ended May 31, 2003: $1,367

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis should be read in conjunction with the audited financial statements of the Company for the fiscal years ended May 31, 2003, 2002 and 2001, and related notes thereto included herewith and with the selected data set forth in Item 3 above. The audited financial statements for the Company have been prepared in accordance with Canadian generally accepted accounting principles. Except as described in Note 18 to the audited financial statements, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

A. Operating Results

Fiscal Year Ended May 31, 2003 Compared to Fiscal Year Ended May 31, 2002

Investment income has remained relatively stable over the past two fiscal years. The Company also receives fees for its role as the operator of projects in partnerships.

Professional fees increased from $112,955 in fiscal 2002 to $165,598 in fiscal 2003, mainly due to expenses incurred in connection with attempts to increase the Company’s investor base, as well as to implement new standards for stock option grants. Management fees decreased as a result of a diminution of $544,000 in exploration work and a reduction of 2.5% of the management fee maximum rate since June 2002. During the course of fiscal 2003, the Company increased its participation in gold shows and initiated a publicity campaign. During the year ended May 31, 2002, the Company expended $2,900,000 on MegaTEM surveys, which amount was accounted for in general exploration costs. As a result of these surveys, properties were acquired and thus subsequent expenses related to the acquired properties are capitalized rather than accounted for in general exploration fees. In May 2003, the Company sold 100% of its interest in the Sirmac property , for a profit of $21,726. An amount of $1,179,571 was written off in order to reflect the costs incurred by the abandonment of 12 properties and the reduction in surface area of 9 other properties, compared to a write-off of $1,169,467 in fiscal 2002.

Exploration costs in fiscal 2003 ($2,801,479) were greater than in fiscal 2002 ($1,370,294), mainly as a result of exploration costs incurred with Noranda in the MegaTEM surveys. In total, the Company’s various partners will spend over $5 million during the course of the next four years in order to acquire or keep their interest in Virginia’s projects.

Fiscal Year Ended May 31, 2002 Compared to Fiscal Year Ended May 31, 2001

Professional, maintenance and management fees increased by 76%, from $177,729 in fiscal 2001 to $313,045 in fiscal 2002. This increase is mainly as a result of the MegaTEM agreement with Noranda (see “Item 4. Information on the Company -- D. Property, Plant and Equipment -- The MegaTEM and MegaTEM III Properties”) and heightened stock market activity. Other administrative expenses decreased by 7.9%, from $567,783 in fiscal 2001 to $522,664 in fiscal 2002, largely due to more control over variable costs. MegaTEM surveys with partner Noranda generated costs of $2,900,000. These surveys were financed entirely by the Company following private placement investments in the Company by Noranda, with the objective of discovering new properties, and are accounted for in general exploration costs.

A new refundable provincial tax credit for mining exploration companies was introduced on March 29, 2001. This credit allowed the Company to recover up to 45% of qualified expenditures. Accordingly, amounts reported as item grants, tax credits, and mining rights rose from $248,280 in fiscal 2001 to $1,686,390 in fiscal 2002.

An amount of $1,169,467 was written off in order to reflect costs incurred by the abandonment of 20 properties and the reduction in surface area of 13 other properties, compared to a write-off of $2,577,405 in fiscal 2001.

Exploration costs in fiscal 2002 ($1,370,294) were greater than in fiscal 2001 ($1,055,847). The costs incurred by the Company on its numerous properties have been relatively stable over the past four years and substantially less over the past six years due to the signing of several option agreements with several senior partners

B. Liquidity and Capital Resources

Overview

Historically, the Company has financed its activities by the issuance of common shares and share purchase warrants. The Company’s exploration budget for its fiscal year ending May 31, 2004 totals approximately $7.5 million, which includes $3.5 million to be spent by the Company and the remaining $4 million as contributions by the Company’s partners in the respective programs. The Company believes that it will have sufficient funds to meet these capital commitments. As to capital requirements over the longer term, the Company believes that its currently available funds will be sufficient for its planned exploration programs in the next few years. The Company plans to undertake new private placements of equity securities. The Company does not currently anticipate any deficiencies in long-term liquidity but if any such deficiencies arise, the Company would expect to raise additional funds through private placements of its shares as it has in the past, or through borrowings if share placements are not feasible. The Company might also farm out interests in certain of its properties to other exploration companies that would assume some of the exploration costs. In the event that changes in market conditions prevent the Company from receiving additional external financing if required, or if the Company could not raise exploration funds through farm-outs of its properties, the Company would be forced to review its property holdings and prioritize project exploration to fit within cash availability.

Fiscal Year Ended May 31, 2003 Compared to Fiscal Year Ended May 31, 2002

At May 31, 2003, the Company had working capital of $13,157,304, an increase of $2,113,541 from the start of the fiscal year. This increase was generated mainly by tax credits and mining rights of $1,606,149. The Company also had exploration funds of $242,859 that will finance a portion of exploration work in fiscal 2004. The Company has no debt and its working capital is expected to cover the cost of current expenses and some exploration costs in future years.

During the 2003 fiscal year, the Company completed five equity financings totalling $1,910,025, of which $1,600,000 were allocated for exploration work. Moreover, 438,921 stock options were exercised totalling $283,363. The financings were as follows: Two private placements were done with SIDEX, a Quebec mining fund, the first for 600,000 units at $1.25 per unit for a total of $750,000 and a second for $500,000 representing 416,667 units at a price of $1.20 per unit. As to the first SIDEX private placement, each unit comprised one common share of the Company along with half a warrant. Each whole warrant gives SIDEX the right to subscribe for one common share of the Company at a price of $2.00 per share for a period of 18 months. As to the second SIDEX private placement, each unit comprised one common share of the Company along with one warrant. Each warrant gives SIDEX the right to subscribe for one common share of the Company at a price of $1.50 per share for a period of 18 months. Proceeds of the private placements were to be used for financing the second phase of the MegaTEM work program consisting of a ground follow-up of MegaTEM anomalies selected by Noranda, Novicourt and the Company as discussed above in “Item 4. Information on the Company -- D. Property, Plant and Equipment -- The MegaTEM and MegaTEM III Properties.”

A financing agreement with Fonds de placement RÉA generated $399,999.60 from the issuance of 333,333 shares at $1.20 per share. Each common share was accompanied by half a warrant. Each whole warrant gives Fonds de placement RÉA the right to subscribe for one common share of the Company at a price of $1.50 per share for a period of 12 months. Of the proceeds from this financing, $350,000 were to be used for the MegaTEM project and the remainder for working capital. The Company also received $200,000 following an issuance to SODEMEX of 153,846 units at $1.30 per unit. Each unit comprised one common share of the Company along with one warrant. Each warrant gives SODEMEX the right to subscribe for one common share of the Company at a price of $1.60 per share for a period of 18 months. Proceeds were to be used for the MegaTEM work program. Lastly, as part of Cambior’s financing commitments in connection with the La Grande Sud, Cambior acquired 34,300 shares at a price of $1.75 per share, for an amount totaling $60,025. See “Item 4. Information on the Company -- D. Property, Plant and equipment -- The MegaTEM and MegaTEM III Properties” and “ -- La Grande Sud Property”.

Subsequent to the fiscal year end, in November 2003, the Company announced that it had entered into an agreement with Westwind Partners Inc. pursuant to which the underwriters agreed to buy 3,500,000 units from the Company to sell by way of private placement at a price of $1.50 per unit for total gross proceeds of $5,250,000. Each unit comprises one common share of the Company along with half a warrant. Each whole warrant is exercisable for one common share of the Company for 18 months at $2.00 per share. In addition the Company granted Westwind Partners an option to purchase up to an additional 2,000,000 units exercisable at any time prior to the closing date. This option was exercised. The financing closed on November 28, 2003, with total gross proceeds aggregating $8,082,000. The net proceeds from the private placement will be used for exploration and development of the Company’s core properties.

Fiscal Year Ended May 31, 2002 Compared to Fiscal Year Ended May 31, 2001

At May 31, 2002, the Company had working capital of $11,043,763, an increase of $1,981,559 from the start of the fiscal year.

During fiscal 2002, the Company completed six financing activities totalling $1,641,100; three of which were used to acquire mining properties amounting to $66,100, and the remaining three going towards exploration costs in the amount of $1,575,000. This includes the two private placements to Noranda aggregating $1.45 million, as previously described in connection with the MegaTEM Property. See “Item 4. Information on the Company -- D. Property, Plant and Equipment -- The MegaTEM and MegaTEM III Properties.” In addition, 253,750 stock options were exercised for proceeds to the Company aggregating $150,650.

C. Research and Development, Patents and Licenses

As the Company is a mineral exploration company, the information required by this section is inapplicable.

D. Trend Information

As the Company is a mineral exploration company, the information required by this section is inapplicable.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names and addresses of the directors and members of senior management of the Company, their positions and offices with the Company and their terms of office.

The individuals named above are not related by blood or marriage. There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Name and Address André Gaumond Lac Beauport, Québec					Positions and OfficesWith the Company President and Chief Executive Officer Director		Term of Office June 1996 - presentMarch 1992 - June 1996 (President and Director of Old Virginia)June 1993 - June 1996 (President and Director of Diabior)
Claude St-Jacques Sillery, Québec					Director		June 1996 - presentNovember 1986 - June 1996 (Director of Old Virginia)
André Lemire Westmount, Québec					Director		June 1996 - present March 1993 - June 1996 (Director of Old Virginia)June 1994 - June 1996 (Director of Diabior)
Jean-Pierre Colin Mississauga (Ontario)					Director		June 1996 - presentJune 1994 - June 1996 (Director of Diabior)
Paul Archer Ancienne Lorette, Québec					Director and Vice PresidentExploration and Acquisition		June 1996 - present
Gaétan Mercier Beauport, Québec					Chief Financial Officer and Secretary		December 2000 - presentJune 1996 - November 2000 (Controller)
Each director is elected at the annual shareholders’ meeting to serve until the earlier of his replacement or election of a successor at a subsequent annual shareholders’ meeting.

André Gaumond has been President and Chief Executive Officer and a director of the Company since June 1, 1996. He was President and director of Old Virginia from 1992 and of Diabior from 1993, until the merger of Old Virginia and Diabior to form the Company in 1996. Mr. Gaumond received a degree in Geological Engineering from Laval University and a M.Sc. in Economic Geology from the École Polytechnique in Montreal. From 1987 to 1989, he was a mining analyst for various brokerage firms, and in particular Pemberton Securities Inc., Saumier Morrison & Associés Ltée, and Midland Walwyn Capital Inc. In 1989, he joined Groupe Corpomin Inc. as a technical and financial advisor. He is a director of Societe d’exploration Miniere Vior Inc. (“Vior”) and Exploration Azimut Ltd. (“Azimut”). Mr. Gaumond was President of the Association des prospecteurs du Québec for the year ended September 30, 1996.

Paul Archer has been Vice-President, Exploration and Acquisitions and a director of the Company since June 1, 1996. A geological engineer with a masters degree in Earth Sciences, Mr. Archer has more than 20 years’ experience in the mining industry and more specifically in Archean gold and base metal exploration. His previous work experience was with various mining companies such as Shell Minerals, Noranda, Northgate Explorations, Westminer Canada, and, more recently, SOQUEM, where he was General Manager for northern Quebec between February 1993 and March 1996. He was President of the Association des prospecteurs du Québec from September 1996 to September 1998.

Claude St-Jacques has been a director of the Company since June 1, 1996. He was a director of Old Virginia from 1986 and of Diabior from 1989. He graduated from Laval University in 1982 and has been involved in the mining industry ever since. Mr. St-Jacques was General Manager of the Association des prospecteurs du Québec from 1982 to 1984. He is President of Vior, and serves as a director of Osisko Exploration Ltd. (“Osisko”) and Animacis Technologies Inc., a junior capital pool.

André Lemire has been a director of the Company since June 1, 1996. He was a director of Old Virginia from 1993 and of Diabior from 1989. Mr. Lemire has a degree in Economics from the University of Ottawa. From 1972 to 1990, he held various executive positions with the brokerage firm of Lévesque Beaubien Geoffrion Inc., notably Executive Vice-President and member of the Board of Directors. From February 1990 to January 1995, he was President and director of Operations for Marleau, Lemire Securities Inc. In January 1995, he became Co-Chairman of the board of Marleau, Lemire Securities Inc. and President of Marleau Lemire Inc. Mr. Lemire is currently President of LemVest Capital Inc.

Jean-Pierre Colin has been a director of the Company since June 3, 1996. He was a director of Diabior from 1994. He has been President and Chief Executive Officer of Caratax Management Ltd. since August 1997. In December 1995, he joined Deacon Capital Corporation of Toronto, as Executive Vice-President, Director, and Head of Corporate Finance. From 1992 to 1995, he was President and director of JP Colin Securities Inc., a brokerage firm located in Toronto offering corporate finance services to mining and emerging growth companies. Mr. Colin is an investment banker who worked for 12 years (from 1980 to 1992) in the corporate finance department of Richardson Greenshields of Canada Limited, more recently as Senior Vice-President and director. Mr. Colin holds a Masters of Business Administration (M.B.A.) from the University of Western Ontario (1980) and a Bachelor of Civil Law (LL.B.) from the University of Ottawa (1976). He also studied Engineering and Biology at McGill University (D.C.S. 1972). Mr. Colin is also a lawyer and has been a member of the Bar of Quebec since 1977.

Gaétan Mercier has been Chief Financial Officer and Secretary since December 2000. He was the Controller of the Company from June 1996 to November 2000. He was Controller of Old Virginia and also of Diabior from 1989, until the merger of Old Virginia and Diabior to form the Company in 1996. He is currently Controller of Vior, Controller and Secretary of Azimut, and Secretary and Treasurer of Majescor. From 1983 to 1989, Mr. Mercier was chief accountant for Maranda Labrecque Ltée. He holds a Bachelor of Administration from Laval University in Quebec City.

B. Compensation

Summary Compensation Table

The Summary Compensation Table below shows certain compensation information regarding André Gaumond, President and Chief Executive Officer, Paul Archer, Vice President - Exploration and Acquisition, and Gaétan Mercier, Chief Financial Officer and Secretary.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
André GaumondPresident and CEO	2003 2002 2001	133,962 (1) 114,738 (1) 116,873 (1)	-- -- --	--(2) --(2) --(2)	25,000 60,000 (5) 60,000 (5)	-- -- --	-- -- --	-- -- --
Paul Archer, Vice Pres. Exploration and Acquisition	2003 2002 2001	106,000 (1) 103,054 (1) 97,369 (1)	-- -- --	8,520 (3) 23,000 (3) --	25,000 60,000 60,000	-- -- --	-- -- --	-- -- --
Gaétan Mercier, CFO and Secretary	2003 2002 2001	25,118 (4) 23,854 (4) 23,017 (4)	-- -- --	11,145 (3) 5,100 (3) --	15,000 80,000 25,000	-- -- --	-- -- --	-- -- --
(1) Denotes funds received by Mincor Québec Inc. (“Mincor”), a management company owned by André Gaumond, and subsequently paid out to Messrs. Gaumond and Archer for professional services rendered. See “ -- Compensation of Directors.”

(2) During the fiscal years ended May 31, 2001, 2002 and 2003, amounts representing management fees of $151,409, $237,423 and $196,033, respectively, were received by Mincor from the Company.

(3) These amounts correspond to options exercised during the fiscal year ended May 31, 2003.

(4) Denotes the salaries paid by Gestion St-Pierre Inc. to Gaétan Mercier and then charged to the Company. The services rendered by Mr. Mercier are shared between the Company and other mining companies. The salary of Mr. Mercier is paid in proportion by each company. See “ -- Compensation of Directors.”

(5) During the fiscal years ended May 31, 2001 and 2002, Mincor received options to purchase, respectively, 177,500 and 125,000 common shares.

Option Grants in Last Fiscal Year

The table below shows information regarding grants of stock options made to Messrs. Gaumond, Archer and Mercier during the fiscal year ended May 31, 2003.

Name				Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted toEmployees in Fiscal Year	Exercise orBase Price ($/Security)	Market Value of Securities Underlying Options/SARson the Date of Grant ($/Security)	ExpirationDate
André Gaumond				25,000	10.9	$0.88	$0.88	July 26, 2012
Paul Archer				25,000	10.9	$0.88	$0.88	July 26, 2012
Gaétan Mercier				15,000	6.6	$0.88	$0.88	July 26, 2012
Options Exercised during the Most Recently Completed Fiscal Year and Fiscal Year End Option Values

Set forth in the table below is information concerning Common Shares acquired pursuant to exercises of stock options during the 12?month period ended May 31, 2003, by Messrs. Archer and Mercier, and by Mincor, a management company whose sole stockholder and director is Mr. Gaumond. The following table also summarizes the number of Common Shares of the Company covered by unexercised options under the Plan, as to the foregoing as well as Mr. Gaumond, as at May 31, 2003.

Name					Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options/SARs at May 31, 2003 (#) Exercisable Unexercisable	Value of Unexercised in the Money Options/SARs at May 31, 2003 ($) Exercisable Unexercisable
André Gaumond					Nil	Nil	1,417,678 / 0	344,523 / 0
Paul Archer					19,500	8,520	622,918 / 0	141,950 / 0
Gaétan Mercier					20,696	11,145	184,500 / 0	35,850 / 0
Mincor Québec Inc.					107,000	72,270	200,500 / 0	49,600 / 0
On July 28, 2003, the Board of Directors and the employees of the Company unanimously agreed upon the cancellation of an aggregate of 1,074,679 stock options. Consequently, the number of stock options outstanding is less than 10% of the total number of issued common shares of the Company.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Compensation of Directors

During the last fiscal year, the non-executive directors received no remuneration other than the granting of stock options as follows:

						Number of Stock Options Granted	Exercise Price	Expiration Date
Claude St-Jacques						5,000	$0.88	July 26, 2012
Jean-Pierre Colin						5,000	$0.88	July 26, 2012
André Lemire						5,000	$0.88	July 26, 2012
The Company paid $550,237 to Mincor during the fiscal year ended May 31, 2003, for its share of office rental, clerical, technical, exploration, office supplies, office and computer equipment, travel and investor relations representation. This amount is not remuneration but rather represents reimbursement of incurred costs to the management company.

The Company paid $101,962 to Gestion St-Pierre Inc. during the fiscal year ended May 31, 2003, for its share of clerical, technical, accounting and legal services, office supplies, computer and telephonic equipment. Of this amount, $6,573 is remuneration. The remainder is not remuneration but rather represents reimbursement of incurred costs to the management company.

The Company is a party to two service agreements, both dated June 1, 1996, which replace similar agreements to which the Predecessor Companies were parties. Pursuant to the first service agreement between the Company and Mincor, whose sole shareholder, director and Chief Executive Officer is Mr. André Gaumond, Mincor agreed to provide the Company with various administrative services, including office space and management, secretarial, public relations services and other technical services, in consideration of a monthly fee (currently $34,100 per month) and a management fee which until January 1, 2002 was equal to 7.5% of exploration expenses incurred by the Company and since then has been a variable rate of 3-5% of such exploration expenses. As of March 1, 2003, Mincor has provided office space to the Company under a separate agreement, expiring in August 2006. Monthly rental payments under this agreement are $3,025 initially with adjustment for inflation as of July 1 of each year of the agreement. As of July 1, 2003, the monthly rental payment was $3,216. Mincor in turn rents this space from Gestion St-Pierre.

Under the Mincor agreement, $880,232 was paid to Mincor for the 12-month period ended May 31, 2003, of which $329,995 was paid by Mincor to Mr. André Gaumond as his remuneration. $876,506 was paid to Mincor for the 12-month period ended May 31, 2002 of which $352,161 was paid by Mincor to Mr. Gaumond as his remuneration. $777,063 was paid to Mincor for the 12-month period ended May 31, 2001 of which $268,282 was paid by Mincor to Mr. Gaumond as his remuneration. The first service agreement is renewable automatically on an annual basis unless terminated by 12 months’ notice. The monthly fees under this agreement are based on, among other things, office rental fees as adjusted each July 1, and remuneration for Messrs. Gaumond and Archer. As of June 1, 2003, the fee under the agreement was $34,100 per month. As of January 1, 2003, 2002 and 2001, respectively, the monthly fee under the agreement was $33,484, $30,291 and $32,268.

Pursuant to the second service agreement between the Company and Gestion St-Pierre Inc., whose principal shareholder and director is Mr. Claude St-Jacques, a director of the Company, Gestion St-Pierre agreed to provide the Company with accounting and legal services as well as the services of a receptionist. Under this agreement, $101,962 was paid to Gestion St-Pierre for the 12-month period ended May 31, 2003, of which $6,573 was paid by Gestion St-Pierre to Mr. St-Jacques as his remuneration. For the 12-month periods ended May 31, 2002 and 2001, respectively, the amounts paid to Gestion St-Pierre were $86,855 and $78,440. This second service agreement may be terminated upon six month’s notice. Gestion St-Pierre also provides office space for the Company indirectly through an agreement with Mincor. The office rental fees are charged to Mincor, which in turn charges the Company for the fees, as discussed above.

C. Board Practices

Each director is elected at the annual shareholders’ meeting to serve until the earlier of his replacement or election of a successor at a subsequent annual shareholders’ meeting.

No director of the Company is currently party to a service contract with the Company or any of its subsidiaries that provides for benefits upon termination of employment.

Audit Committee

The Company’s Audit Committee is composed of three outside directors, namely André Lemire, Jean-Pierre Colin and Claude St-Jacques. This committee helps directors meet their responsibilities, especially with respect to shareholder communications and accountability to the Company’s shareholders, facilitates communication between directors and external auditors, increases the external auditors’ independence, and strengthens the role of the external auditors by facilitating in-depth discussions between directors on the committee, management and external auditors as well as increasing the credibility and objectivity of financial reports of the Company. The Committee’s functions include the set-up of an internal control system, the supervision of its application and the verification of the integrity of the information to be disclosed. The Committee delegates to the Chief Financial Officer of the Company the Committee’s functions concerning the Company’s internal control system.

Remuneration Committee

The Company’s Remuneration Committee is composed of three outside directors, namely André Lemire, Jean-Pierre Colin and Claude St-Jacques. This committee reviews all current and prospective senior management and determines appropriate remuneration for these persons, taking into consideration their performance, competence and experience. The remuneration committee also determines the option grants to be made to the Company’s directors under the Company’s stock option plan, taking into consideration the Company’s size, the time allocated to the Company, and the practices of similarly-sized resource exploration companies.

D. Employees

At May 31, 2003, the Company had 14 employees dedicated pursuant to the Company’s management contracts with Mincor and Gestion St-Pierre. All of the employees are based in Canada. Total employees at May 31, 2002 and 2001 were 17 and 18, respectively. Recent decreases were due to fewer part-time geologists on staff. The employees’ main categories of activity at May 31, 2003 were as follows: 3 performed senior management or corporate executive functions, 4 were office staff and 4 were geologists. None of the Company’s employees belongs to a labor union. The Company has 3 temporary employees.

E. Share Ownership

The following table sets forth the share ownership of those persons listed (or whose compensation is otherwise disclosed) in subsection 6.B above, including Mincor, a management company whose sole stockholder and director is Mr. Gaumond, and includes details of all options or warrants to purchase shares of the Company held by such persons:

Name			Number of Common Shares	Number of Common Shares Subject to Option	Beneficial Ownership Percentage (1)	Purchase Price (if any)	Exercise Price	Expiry Date
André Gaumond			371,565	24,590 30,000 60,000 47,500 27,500 32,786 40,984 22,400 65,442 26,310 50,500 80,000 12,500 50,000 10,000 54,500 2,500 40,000 10,000 30,000 40,000 30,000 30,000 30,000 30,000 30,000 25,000 20,000 _______ 952,512	4.2%	N/A	$0.67 0.70 0.64 0.70 0.84 0.87 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.52 0.43 0.71 0.77 0.70 0.60 0.77 0.88 0.90
6/10/04
7/4/04
11 /29/04
1/6/05
8/7/05
8/7/05
11/17/05
11/17/05
4/1/06
4/1/06
9/10/06
11/27/06
2/4/07
4/18/07
4/22/07
7/21/07
12/15/07
6/15/08
10/8/08
6/4/09
9/17/09
2/9/10
6/8/10
2/6/11
7/3/11
1/30/12
7/26/12
7/21/13

Mincor Québec Inc.(wholly-owned by André Gaumond)			365,054	20,000 70,000 45,000 23,000 _______ 158,000	1.7%	N/A	$0.71 0.77 0.70 0.60	2/9/10 6/8/10 2/6/11 7/3/11
Claude St-Jacques			79,425	4,098 5,902 6,250 10,245 8,197 5,000 12,500 10,000 5,000 7,500 2,500 5,000 2,500 2,500 5,000 5,000 5,000 10,000 5,000 6,000 _______ 123,192	*	N/A	$0.67 0.64 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.77 0.70 0.60 0.77 0.88 0.90	6/10/04 11/29/04 11/17/05 11/17/05 4/1/06 4/1/06 9/10/06 11/27/06 4/18/07 7/21/07 12/15/07 6/15/08 10/8/08 2/9/10 6/8/10 2/6/11 7/3/11 1/30/12 7/26/12 7/21/13
André Lemire			68,304	10,000 4,098 5,000 24,590 2,500 12,295 5,000 12,295 6,250 8,196 5,000 15,000 10,000 5,000 7,500 2,500 5,000 2,500 5,000 5,000 2,500 5,000 5,000 5,000 10,000 5,000 8,000 _______ 193,224	*	N/A	$0.76 0.67 0.70 0.64 0.70 0.87 0.84 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.52 0.43 0.71 0.77 0.70 0.60 0.77 0.88 0.90
2/10/04
6/10/04
7/4/04
11/29/04
1/6/05
8/7/05
8/7/05
11/17/05
11/17/05
4/1/06
4/1/06
9/10/06
11/27/06
4/18/07
7/21/07
12/15/07
6/15/08
10/8/08
6/4/09
9/17/09
2/9/10
6/8/10
2/6/11
7/3/11
1/30/12
7/26/12
7/21/13

Jean-Pierre Colin			0	17,500 2,500 5,000 6,250 5,000 12,500 10,000 5,000 7,500 2,500 5,000 2,500 5,000 5,000 2,500 5,000 5,000 5,000 10,000 5,000 6,000 _______ 129,750	*	N/A	$0.70 0.70 0.84 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.52 0.43 0.71 0.77 0.70 0.60 0.77 0.88 0.90	7/4/04 1/6/05 8/7/05 11/17/05 4/1/06 9/10/06 11/27/06 4/18/07 7/21/07 12/15/07 6/15/08 10/8/08 6/4/09 9/17/09 2/9/10 6/8/10 2/6/11 7/3/11 1/30/12 7/26/12 7/21/13
Paul Archer			20,492	31,459 15,000 12,500 15,000 12,500 15,000 10,000 50,000 5,000 25,000 10,000 20,000 30,000 30,000 30,000 25,000 15,500 _______ 351,959	1.2%	N/A	$0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.77 0.70 0.77 0.88 0.90	3/25/06 9/10/06 9/23/06 11/27/06 2/4/07 4/18/07 4/22/07 7/21/07 12/15/07 6/15/08 10/8/08 2/9/10 6/8/10 2/6/11 1/30/12 7/26/12 7/21/13
Gaétan Mercier			0	2,000 15,000 75,000 15,000 12,000 _______ 119,000	*	N/A	$1.25 0.77 0.77 0.88 0.90	2/9/10 6/8/10 1/30/12 7/26/12 7/21/13
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of November 13, 2003, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 30,978,802 Common Shares outstanding as of November 13, 2003.

* Less than 1%.

The Company has a Stock Option Plan (the “Plan”) in order to provide incentive to and motivate qualified directors, officers and employees, to reward such directors, officers and employees for their contributions to the Company and to allow them to take part in the growth and success of Virginia. Stock options may also be granted to third parties who provide valuable services to the Company. Under the Plan, the Board of Directors of the Company has sole discretion to determine those directors, officers and employees as well as third parties that are providers of services to whom options are to be awarded and the number of Common Shares in respect of which each such option may be exercised, subject to the following terms and conditions:

· The total number of Common Shares allocated pursuant to the Plan, during a period of one year, to a beneficiary, including an insider of the Company, cannot exceed 5% of the Company’s issued and outstanding Common Shares;

· The exercise price must be equal to the closing price of the Common Shares on The Toronto Stock Exchange on the trading day preceding the granting of a share purchase option;

· The share purchase options cannot be for a term exceeding 10 years;

· The maximum number of Common Shares reserved for issuance pursuant to the Plan is 6,480,842 Common Shares;

· The maximum number of Common Shares that can be reserved for issuance to insiders pursuant to the Plan may not exceed 25% of the number of Common Shares outstanding at the date of the grant, less the total number of Common Shares reserved for issuance to insiders, pursuant to other compensation arrangements;

· The maximum number of Common Shares that can be issued to insiders pursuant to the Plan within a period of one year may not exceed 10% of the Common Shares outstanding at the date of the grant, less the total number of Common Shares issued to insiders during that one?year period pursuant to other compensation arrangements;

· The share purchase options are non?assignable; and

· The share purchase options terminate upon the death, early retirement, resignation or termination of employment of the beneficiary.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the knowledge of management of the Company, as of November 13, 2003, no shareholder beneficially owned more than five percent (5%) of any class of the Company’s voting securities, nor has any shareholder owned more than five percent of any class of the Company’s voting shares during the previous three years, other than Mr. André Gaumond, President, Chief Executive Officer and a director of the Company (taking into consideration Mr. Gaumond’s beneficial ownership of shares held by Mincor Québec Inc., as discussed herein). Mr. Gaumond’s beneficial ownership of Common Shares is as set forth above in “Item 6. Directors, Senior Management and Employees -- E. Share Ownership.” Also as shown in such table, an additional 523,054 Common Shares are beneficially owned by Mincor Québec Inc., which is wholly-owned by Mr. Gaumond. Neither Mr. Gaumond or Mincor has had any significant change in percentage beneficial ownership during the past three years. No shareholder has any special rights with respect to its Common Shares beyond those rights accorded all shareholders of the Company’s Common Shares.

On November 13, 2003, 1,863,794 Common Shares were held by 19 registered holders in the United States. The Company is not listed for trading on any securities exchange in the United States.

To the best of its knowledge, the Company is not directly or indirectly controlled by another corporation or a foreign government.

The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B. Related Party Transactions

Listed below are the only material transactions that were effected within the past three years (or are proposed) between the Company or any of its subsidiaries and:

(a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;
(b) associates;
(c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family;
(d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families; and
(e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

The Company is a party to two service agreements, both dated June 1, 1996, which replace similar agreements to which the Predecessor Companies were parties. Pursuant to the first service agreement between the Company and Mincor, whose sole shareholder, director and Chief Executive Officer is Mr. André Gaumond, Mincor agreed to provide the Company with various administrative services, including office space and management, secretarial, public relations services and other technical services, in consideration of a monthly fee (currently $34,100 per month) and a management fee which until January 1, 2002 was equal to 7.5% of exploration expenses incurred by the Company and since then has been a variable rate of 3-5% of such exploration expenses. As of March 1, 2003, Mincor has provided office space to the Company under a separate agreement, expiring in August 2006. Monthly rental payments under this agreement are $3,025 initially with adjustment for inflation as of July 1 of each year of the agreement. As of July 1, 2003, the monthly rental payment was $3,216. Mincor in turn rents this space from Gestion St-Pierre.

Under the Mincor agreement, for the 12-month periods ended May 31, 2003, 2002 and 2001, respectively, the amounts paid to Mincor were $880,232, $876,506 and $777,063. The first service agreement is renewable automatically on an annual basis unless terminated by 12 months’ notice. The monthly fees under this agreement are based on, among other things, office rental fees as adjusted each July 1, and remuneration for Messrs. Gaumond and Archer. As of June 1, 2003, the fee under the agreement was $34,100 per month. As of January 1, 2003, 2002 and 2001, respectively, the monthly fee under the agreement was $33,484, $30,291 and $32,268.

Pursuant to the second service agreement between the Company and Gestion St-Pierre Inc., whose principal shareholder and director is Mr. Claude St-Jacques, a director of the Company, Gestion St-Pierre agreed to provide the Company with accounting and legal services as well as the services of a receptionist. For the 12-month periods ended May 31, 2003, 2002 and 2001, respectively, the amounts paid to Gestion St-Pierre were $101,962, $86,855 and $78,440. This second service agreement may be terminated upon six month’s notice. Gestion St-Pierre also provides office space for the Company indirectly through an agreement with Mincor. The office rental fees are charged to Mincor, which in turn charges the Company for the fees, as discussed above.

The foregoing services were paid for at market rates, and on terms at least as favorable to the Company as those that could have been obtained in arm’s-length transactions.

No officer or director of the Company, or any associate of such person, was indebted to the Company at any time during the fiscal years ended May 31, 2003, 2002 or 2001.

Certain directors of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction. See “Item 3. Key Information -- D. Risk Factors -- Conflicts of Interest”.

C. Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8 FINANCIAL INFORMATION

A. Audited Financial Statements and Other Financial Information

This Annual Report contains the audited financial statements of the Company for the years ended May 31, 2003, 2002 and 2001, including an Independent Auditors’ Report dated July 3, 2003, and comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Differences, dated July 3, 2003. The following financial statements are included: Balance Sheets as at May 31, 2003 and 2002; Statements of Earnings and Deficit for the Fiscal Years Ended May 31, 2003, 2002 and 2001; and Statements of Cash Flows for the Fiscal Years Ended May 31, 2003, 2002 and 2001. Also included are Notes to the Financial Statements for the Fiscal Years Ended May 31, 2003, 2002 and 2001. The Company’s audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as described in Note 18 to the audited financial statements, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

Legal Proceedings

No material legal proceedings are pending to which the Company is a party or of which any of its properties is the subject.

Dividend Policy

The Company has not paid any dividends on its Common Shares and has no dividend policy with respect to the payment of dividends.

B. Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

ITEM 9 THE OFFER AND THE LISTING

A. Offer and Listing Details

The common shares of the Company are quoted for trading on The Toronto Stock Exchange. From the formation of the Company in 1996 through December 3, 1999, the common shares were traded on The Montreal Exchange. All trading information below is shown for The Montreal Exchange through December 3, 1999 and for The Toronto Stock Exchange from December 6, 1999.

The following table sets out the annual high and low market prices of the Common Shares during the last five fiscal years.

		HIGH (Cdn$)	LOW (Cdn$)
1999		1.40	0.47
2000		1.58	0.47
2001		0.89	0.53
2002		1.26	0.47
2003		1.41	0.71
The following table sets out the market price range of the Common Shares for the last two years by fiscal quarter.
			HIGH (Cdn. $)			LOW (Cdn. $)
Fiscal 2002 First Quarter Second Quarter Third Quarter Fourth Quarter			0.69 0.66 1.14 1.26			0.53 0.46 0.53 0.86
Fiscal 2003 First Quarter Second Quarter Third Quarter Fourth Quarter			1.24 1.15 1.41 1.25			0.71 0.84 0.95 0.92
The following table sets out the high and low market prices of the common shares on The Toronto Stock Exchange for the last six months:
		HIGH (Cdn $)	LOW (Cdn$)
May 2003		1.25	0.92
June 2003		1.05	0.86
July 2003		1.11	0.83
August 2003		1.18	1.00
September 2003		1.36	1.08
October 2003		1.69	1.13
On November 20, 2003, the closing price of the common shares on The Toronto Stock Exchange was Cdn $1.50.

B. Plan of Distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C. Markets

The Company’s Common Shares are listed for trading on The Toronto Stock Exchange.

D. Selling Shareholders

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E. Dilution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F. Expenses of the Issue

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10 ADDITIONAL INFORMATION

A. Share Capital

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B. Memorandum and Articles of Association

The Company’s constituent documents corresponding to a memorandum and articles of association are its Articles of Amalgamation and By-laws, respectively.

1. The Company’s objects and purposes as set forth in its Memorandum and Articles:

The Company’s Articles and By-laws are silent as to the Company’s objects and purposes.

2. Matters relating to Directors of the Company:

(a) Director’s power to vote on a proposal, arrangement or contract in which the director is materially interested:

Section 6.09 of the Company’s By-laws provides that the directors must disclose to the Company any conflict of interest according to Section 120 of the Canada Business Corporations Act. Section 6.09 of the Company’s By-laws also provides that by accepting to hold office, a director is deemed to have disclosed his interest with regard to his remuneration, compensation, indemnification and to the insurance relating thereto.

(b) Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

Section 6.06 of the Company’s By-laws provides that directors may determine their remuneration without passing a resolution. Unless otherwise provided, any remuneration received for service as a director would be additional to remuneration received for services provided to the Company in any other capacity. Directors may receive advances and are entitled to full reimbursement of expenses incurred in connection with performing directorial duties.

(c) Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

Schedule A to the Articles, as well as the Company’s general administrative By-law regarding loans, provides that, in addition to powers conferred on the directors by the Canada Business Corporation’s Act or the constating documents of the Company, the directors may: borrow money on the credit of the Company; issue, sell or pledge debt obligations of the Company; give a guarantee on behalf of the Company to secure the performance of an obligation of any person, provided that the Company will not be rendered insolvent thereby; and grant a mortgage or other charge on any property, tangible or intangible, of the Company.

(d) The Company’s Articles and By-laws are silent with regard to the retirement or non-retirement of directors under an age limit requirement.

(e) Number of shares, if any, required for qualification:

Part 6.02 of the Company’s By-laws provides that it is not necessary to be a shareholder in order to be a director of the Company.

3. Rights, preferences and restrictions attaching to each class of shares:

(a) Dividend rights, including time limit after which dividend entitlement lapses

Schedule A to the Articles provides: “Holders of common shares, proportionally to the number of shares held by each, shall be entitled to … share in the property, profits and surplus assets of the [Company] and, in this respect, to receive any dividend declared by the [Company], the amount of which as well as the date, the time and the terms or manner of payment of which shall be left to the entire discretion of the Board of Directors …”. The Articles and By-laws are silent as to lapse of dividend entitlement.

(b) Voting rights; staggered re-election intervals; cumulative voting

According to Schedule A to the Articles, holders of common shares are entitled to receive notice of any meeting of shareholders of the Company, and each common share of the Company entitles the holder to one vote at any meeting of shareholders of the Company. Section 6.03 of the Company’s By-laws provides for election of directors each year at the annual meeting of shareholders. Shareholders of the Company do not have cumulative voting.

(c) Rights to share in surplus in event of liquidation

According to Schedule A to the Articles, in the event of dissolution, winding-up or liquidation of the Company, or upon any other distribution of the property or assets of the Company, the holders of common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities.

(d) Other

There are no provisions discriminating against any existing or prospective holder of Common Shares of the Company as a result of such shareholder owning a substantial number of Common Shares.

4. Actions necessary to change the rights of holders of the Company’s stock:

The Articles and By-laws of the Company are silent in this regard.

5. Conditions governing manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission:

Section 13.01 of the By-laws of the Company states that meetings of the Company’s shareholders shall be held at the registered office of the Company or at any other place in Canada designated by the directors. Pursuant to Section 13.02 of the By-laws, the directors shall determine the date, the hour and the place, if the meeting is not being held at the registered office, of the annual or special meeting of the shareholders. A notice of such meeting shall be sent between the 15th and 21st day preceding the meeting to each shareholder entitled to vote, as well as to each director and to the auditor.

6. Limitations on rights to own securities of the Company:

The Investment Canada Act (the “ICA”), enacted on June 20, 1985, requires prior notification to the Government of Canada on the “acquisition of control” of Canadian businesses by non-Canadians, as defined in the ICA. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term “acquisition of control” is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an “acquisition of control” of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an “acquisition of control” of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of Cdn. $5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than Cdn. $50,000,000 or with assets of between Cdn. $5,000,000 and Cdn. $50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new business in designated types of business activities related to Canada’s cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the Agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the ICA. “WTO investor” generally means:

(a) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member;

(b) governments of WTO members; and

(c) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a “cultural business”. If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the “WTO Review Threshold”). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2003 WTO Review Threshold was $223,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada’s cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then Cdn. $50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the ICA apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the ICA, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of Cdn. $223,000,000 (in 2003) for a WTO investor or threshold of Cdn. $5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investor is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the “Director”) prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are:

(a) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

(b) the effect of the investment on exports from Canada;

(c) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

(d) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

(e) the effect of the investment on competition within any industry or industries in Canada;

(f) the compatibility of the investment with national industrial, economical and cultural policies;

(g) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

(h) the contribution of the investment to Canada’s ability to compete in world markets.

To ensure prompt review, the ICA sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any other further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the acquiror that he is now satisfied that the investment is likely to be of net benefit to Canada or that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The ICA provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

Except as provided in the ICA, there are no limitations under the laws of Canada or in any constituent documents of the Company on the right of non-Canadians to hold or vote the common shares of the Company.

7. Provisions of Company’s articles, charter or by-laws that have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company:

There are no limitations in the Articles or By-laws of the Company.

8. Provisions governing the ownership threshold above which shareholder ownership must be disclosed:

The British Columbia, Alberta and Ontario Securities Acts provide that a person that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of, and control or direction over, securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities must, within 10 days of becoming an “insider”, file an insider report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The British Columbia, Alberta, Ontario and Quebec Securities Acts also provide for the filing of a report by an “insider” of a reporting issuer who acquires or transfers securities of the issuer. This insider report must be filed within 10 days after the end of the month in which the change takes place.

The U.S. rules governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than 5 per cent of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

9. Significant differences between law applicable to the Company and law of the United States. See 8, above.

C. Material Contracts

Following is a summary of each material contract, other than contracts entered into the ordinary course of business, to which the Company is a party, during the previous two fiscal years:

The Company is a party to two service agreements, both dated June 1, 1996, which replace similar agreements to which the Predecessor Companies were parties. Pursuant to the first service agreement between the Company and Mincor, whose sole shareholder, director and Chief Executive Officer is Mr. André Gaumond, Mincor agreed to provide the Company with various administrative services, including office space and management, secretarial, public relations services and other technical services, in consideration of a monthly fee (currently $34,100 per month) and a management fee which until January 1, 2002 was equal to 7.5% of exploration expenses incurred by the Company and since then has been a variable rate of 3-5% of such exploration expenses. As of March 1, 2003, Mincor has provided office space to the Company under a separate agreement, expiring in August 2006. Monthly rental payments under this agreement are $3,025 initially with adjustment for inflation as of July 1 of each year of the agreement. As of July 1, 2003, the monthly rental payment was $3,216. Mincor in turn rents this space from Gestion St-Pierre.

Under the Mincor agreement, for the 12-month periods ended May 31, 2003, 2002 and 2001, respectively, the amounts paid to Mincor were $880,232, $876,506 and $777,063. The first service agreement is renewable automatically on an annual basis unless terminated by 12 months’ notice. The monthly fees under this agreement are based on, among other things, office rental fees as adjusted each July 1, and remuneration for Messrs. Gaumond and Archer. As of June 1, 2003, the fee under the agreement was $34,100 per month. As of January 1, 2003, 2002 and 2001, respectively, the monthly fee under the agreement was $33,484, $30,291 and $32,268.

Pursuant to the second service agreement between the Company and Gestion St-Pierre Inc., whose principal shareholder and director is Mr. Claude St-Jacques, a director of the Company, Gestion St-Pierre agreed to provide the Company with accounting and legal services as well as the services of a receptionist. For the 12-month periods ended May 31, 2003, 2002 and 2001, respectively, the amounts paid to Gestion St-Pierre were $101,962, $86,855 and $78,440. This second service agreement may be terminated upon six month’s notice. Gestion St-Pierre also provides office space for the Company indirectly through an agreement with Mincor. The office rental fees are charged to Mincor, which in turn charges the Company for the fees, as discussed above.

See “Item 7. Major Shareholders and Related Party Transactions -- B. Related Party Transactions” for further information about the above contractual arrangements.

D. Exchange Controls

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital.

E. Taxation

Canadian Federal Income Tax Considerations

The following is a summary of material Canadian federal income tax considerations generally applicable in respect of the Common Shares. The tax consequences to any particular holder of Common Shares will vary according to the status of that holder as an individual, trust, corporation, or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, hold their Common Shares as capital property and will not use or hold the Common Shares in carrying on business in Canada.

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between Canada and the United States reduces to 15% the withholding tax on the gross amount of dividends paid to residents of the United States. The withholding tax rate on the gross amount of dividends is reduced to 5% if the beneficial owner of the dividend is a U.S. corporation which owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

A non-resident who holds shares of the Company as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are “taxable Canadian property” within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares not less than 25% of the issued shares of any class of the Company belonged to the non-resident, persons with whom the non-resident did not deal at arm’s length, or to the non-resident and persons with whom the non-resident did not deal at arm’s length. Shares of the Company would also be taxable Canadian property if they were acquired in exchange for taxable Canadian property in an amalgamation.

Material United States Federal Income Tax Consequences

The following summary is a general discussion of material United States Federal income tax considerations to U.S. holders of shares of the Company under current law. It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-U.S. holders. In addition, U.S. holders may be subject to state, local or foreign tax consequences. Holders and prospective holders should consult with their own tax advisors with respect to their particular circumstances. This discussion covers all material tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Preferential tax rates for net capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip or as an expense for the production of income).

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States Federal income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances. In the case of certain U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), owning 10% or more of the Common Shares, a portion of qualifying Canadian income tax paid by the Company will also be available as a foreign tax credit, subject to certain conditions and limitations, for U.S. federal income tax purposes, at the election of the U.S. Holder.

Disposition of Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares of the Company. This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. Corporate capital losses (other than losses of corporations electing under Subchapter S or the Code) are deductible to the extent of capital gains. Non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately). For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% (50% in subsequent years) or more of the Company’s gross income for such year was derived directly or indirectly from certain passive sources, the Company would be treated as a “foreign personal holding company”. In that event, U.S. Holders that hold shares of the Company (on the earlier of the last day of the Company’s tax year or the last date in which the Company was a foreign personal holding company) would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701 (a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging shares of the Company to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, if 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%. Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income.

U.S. Holders owning shares of a PFIC are subject to a special tax and to an interest charge based on the value of deferral of U.S. tax attributable to undistributed earnings of a PFIC for the period during which the shares of the PFIC are owned. This special tax would apply to any gain realized on the disposition of shares of a PFIC. In addition, the gain is subject to U.S. federal income tax as ordinary income, taxed at top marginal rates, rather than as capital gain income. The special tax would also be payable on receipt of excess distributions (any distributions received in the current year that are in excess of 125% of the average distributions received during the 3 preceding years or, if shorter, the shareholder’s holding period). However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC (“Non-Electing U.S. Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of the Company’s shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. A U.S. Holder who has made a timely QEF election (as discussed above) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of the Company are transferred. Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex. U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company (“United States shareholder”), the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share of “Subpart F income” (as specially defined by the Code) of the Company. In addition, under Section 1248 of the Code, a gain from the sale or exchange of shares by a U.S. Holder who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the U.S. Holders of shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

If the Company is both a PFIC and controlled foreign corporation. the company will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation. This rule generally will be effective for taxable years of the Company ending with or within such taxable years of United States shareholders.

F. Dividends and Paying Agents

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G. Statement by Experts

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H. Documents on Display

Copies of the Company’s exhibits and documents are available for inspection at the Company’s registered office located 116 St. Pierre Street, Suite 200, in the City of Québec, Québec, Canada G1K 4A7.

I. Subsidiary Information

The information referred to in this section is not required for reports filed in the United States.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES
ABOUT MARKET RISK

The Company is a “Small Business Issuer” as such term is defined in Rule 12b-2 under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF PROCEEDS

Neither the Company nor any other person has (i) modified materially any instrument defining the rights of holders of any class of registered securities, (ii) modified materially or qualified the rights evidenced by any class of registered securities by issuing or modifying any other class of securities, or (iii) withdrawn or substituted a material amount of the assets securing any class of registered securities. There has been no change in the trustees or paying agents for any of the Company’s securities during the previous fiscal year.

ITEM 15 CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Company ‘s management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”) as of May 31, 2003. Based upon that evaluation, the Company’s chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and Rule 15d-15(f)) under the Exchange Act) during the year ended May 31, 2003, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

This Form 20-F is being filed as an Annual Report under the Exchange Act for the year ended May 31, 2003, and, as such, there is no requirement to provide any information under this Item.

ITEM 16B CODE OF ETHICS

This Form 20-F is being filed as an Annual Report under the Exchange Act for the year ended May 31, 2003, and, as such, there is no requirement to provide any information under this Item.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

This Form 20-F is being filed as an Annual Report under the Exchange Act for the year ended May 31, 2003, and, as such, there is no requirement to provide any information under this Item.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
COMMITTEES

As the Company’s common shares are not listed on a national securities exchange or listed in an automated inter-dealer quotation system of a national securities association as provided under Rule 10A-3 under the Exchange Act, the requirements of that Rule are not applicable to the Company and, as such, there is no requirement to provide any information under this Item.

PART III
ITEM 17 FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

Description of Document

Independent Auditors’ Report dated July 3, 2003
Comments by the Auditors for U.S. Readers on Canadian-U.S. Reporting Difference, dated July 3, 2003
Balance Sheets as at May 31, 2003 and 2002
Statements of Earnings and Deficit for the Years Ended May 31, 2003, 2002 and 2001
Statements of Cash Flows for the Years Ended May 31, 2003, 2002 and 2001
Notes to Financial Statements for the Years Ended May 31, 2003, 2002 and 2001

ITEM 18 FINANCIAL STATEMENTS

See Item 17.

ITEM 19 EXHIBITS

The following exhibits are attached and incorporated herein:
Description of Document

1.1 Certificate of Amalgamation *
1.2 By-Laws *
4.1 Contract of Technical, Administrative and Professional Services between Mincor and the Company, dated June 1, 1996 *
4.2 Contract of Administrative and Professional Services between Gestion St?Pierre Inc. and the Company, dated June 1, 1996 *
4.3 Agreement between Gestion St-Pierre Inc. and the Company, dated June 1, 1996, re: Subletting Office Space *
12.1 Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2 Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1 Statement of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 Statement of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRGINIA GOLD MINES INC.
Registrant

By: Andre Gaumond
Name: André Gaumond
Title: President and Chief Executive Officer

Date: November 28, 2003

Independent Auditors’ Report To the Shareholders of Virginia Gold Mines Inc.						PricewaterhouseCoopers LLP Chartered Accountants 900 René-Lévesque Blvd East Suite 500 Québec Quebec Canada G1R 2B5 Telephone +1 (418) 522 7001 Facsimile +1 (418) 522 5663
We have audited the balance sheets of Virginia Gold Mines Inc. (an exploration company) as at May 31, 2003 and 2002 and the statements of earnings and deficit and cash flows for each of the years in the three-year period ended May 31, 2003. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2003 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Quebec, Quebec, Canada
July 3, 2003

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated July 3, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants

Quebec, Quebec, Canada
July 3, 2003

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.
Virginia Gold Mines Inc. (an exploration company) Financial Statements May 31, 2003, 2002 and 2001 (expressed in Canadian dollars)
As at May 31,
							2003 $	2002 $
Assets
Current assets
Cash and cash equivalents							1,197,687	423,209
Short-term investments (note 3)							9,907,996	7,873,535
Income taxes recoverable							-	3,340
Amounts receivable (note 4)							2,728,211	3,327,171
Prepaid expenses (note 5)							33,606 ____________	37,840 ____________
							13,867,500	11,665,095
Exploration funds (note 2)							242,859	929,498
Long-term investments (note 6)							171,180	999,267
Office equipment, at cost less accumulated depreciation of $6,955 ($5,468 in 2002)							5,484	6,376
Mining properties (note 7)							7,298,353	7,224,931
Web site development expenses, at cost less accumulated amortization of $675 (nil in 2002)							3,825 ____________	- ____________
							21,589,201 ____________	20,825,167 ____________
Liabilities
Current liabilities
Accounts payable and accrued liabilities
Related companies							63,270	131,551
Others							646,926 ____________	489,781 ____________
							710,196 ____________	621,332 ____________
Shareholders’ Equity
Share capital (notes 8, 9 and 10)
Authorized
Unlimited number of common shares, voting and participating, with no par value
Issued and fully paid 30,701,686 common shares (28,724,619 in 2002)							45,060,060	42,910,042
Stock options (note 9)							65,540	-
Deficit							(24,246,595) ____________	(22,706,207) ____________
							20,879,005 ____________	20,203,835 ____________
							21,589,201 ____________	20,825,167 ____________
Nature of activities (note 1)
The accompanying notes are an integral part of these financial statements. Approved by the Board of Directors
Paul Archer Director		André Gaumond Director
Virginia Gold Mines Inc. (an exploration company) Statements of Earnings and Deficit (expressed in Canadian dollars)
						Years Ended May 31,
						2003 $	2002 $	2001 $
Revenues
Dividends						326,146	347,824	304,448
Interest						520,078	459,463	562,589
Fees						186,923 ____________	157,557 ____________	241,580 ____________
						1,033,147 ____________	964,844 ____________	1,108,617 ____________
Expenses
Professional and maintenance fees						165,598	112,955	82,694
Management fees						144,792	200,090	95,035
Rent and office expenses						512,214	441,078	469,113
Advertising and exhibitions						128,180	57,121	31,617
Tax credit related to communications						(40,000)	(37,875)	-
Travelling						93,956	60,157	57,306
Part XII.6 tax						-	672	8,465
Depreciation of office equipment						1,487	1,511	1,282
Amortization of Web site development expenses						675	-	-
General exploration costs						216,999	3,264,251	460,256
Grants, tax credits and mining rights						(102,421)	(1,686,390)	(248,280)
Cost of mining properties abandoned						1,179,571	1,169,467	2,577,405
Loss (gain) on sale of short-term investments						5,388	250,963	(289,993)
Gain on sale of long-term investments						-	(494,749)	-
Gain on sale of mining properties						(21,726)	-	-
Loss on sale of office equipment						-	-	2,389
Writeoff of short-term investments						267,060 ____________	- ____________	- ____________
						2,551,773 ____________	3,339,251 ____________	3,247,289 ____________
Loss before income taxes and share in the net earnings of Société Minière Orcapital Inc.						(1,518,626)	(2,374,407)	(2,138,672)
Income taxes (note 13)						21,762 ____________	12,740 ____________	17,458 ____________
Loss before share in the net earnings of Société Minière Orcapital Inc.						(1,540,388)	(2,387,147)	(2,156,130)
Share in the net earnings of Société Minière Orcapital Inc. (note 6)						- ____________	(191) ____________	(7,818) ____________
Net loss for the year						(1,540,388)	(2,386,956)	(2,148,312)
Deficit – Beginning of year						(22,706,207) ____________	(20,319,251) ____________	(18,170,939) ____________
Deficit – End of year						(24,246,595) ____________	(22,706,207) ____________	(20,319,251) ____________
Basic and diluted net loss per share (note 14)						(0.05)	(0.09)	(0.08)

Virginia Gold Mines Inc. (an exploration company) Statements of Cash Flows (expressed in Canadian dollars)
						Years Ended May 31,
						2003 $	2002 $	2001 $
Cash flows from operating activities
Net loss for the year						(1,540,388)	(2,386,956)	(2,148,312)
Items not affecting cash and cash equivalents
Cost of mining properties abandoned						1,179,571	1,169,467	2,577,405
Depreciation of office equipment						1,487	1,511	1,282
Amortization of Web site development expenses						675	-	-
Gain on sale of mining properties						(21,726)	-	-
Loss (gain) on sale of short-term investments						5,388	250,963	(289,993)
Gain on sale of long-term investments						-	(494,749)	-
Loss on sale of office equipment						-	-	2,389
Stock options						65,540	-	-
Writeoff of short-term investments						267,060	-	-
Share in the net earnings of Société Minière Orcapital Inc.						- ____________	(191) ____________	(7,818) ____________
						(42,393)	(1,459,955)	134,953
Net change in non-cash working capital items (note 11a)						1,852,924 ____________	(2,169,074) ____________	(518,494) ____________
						1,810,531 ____________	(3,629,029) ____________	(383,541) ____________
Cash flows from financing activities
Increase in share capital issued for cash, net of share issue expenses (note 11b)						2,150,018 ____________	1,768,537 ____________	503,108 ____________
Cash flows from investing activities
Variation in short-term investments (note 11b)						(1,478,822)	(2,665,056)	1,530,820
Decrease in exploration funds						686,639	2,875,452	767,952
Increase in long-term investments (note 11b)						-	(784,602)	-
Proceeds from sale of long-term investments						-	972,966	-
Additions to office equipment						(595)	(2,015)	(2,728)
Proceeds from sale of office equipment						-	-	2,474
Increase in mining properties (note 11b)						(2,429,198)	(873,844)	(595,605)
Proceeds from sale of mining properties and option payments						20,000	-	10,000
Grants cashed						20,405	56,283	-
Web site development expenses						(4,500) ____________	- ____________	- ____________
						(3,186,071) ____________	(420,816) ____________	1,712,913 ____________
Net change in cash and cash equivalents						774,478	(2,281,308)	1,832,480
Cash and cash equivalents – Beginning of year						423,209 ____________	2,704,517 ____________	872,037 ____________
Cash and cash equivalents – End of year						1,197,687 ____________	423,209 ____________	2,704,517 ____________
Additional information
Interest cashed						826,249	3 62,304	314,994
Income taxes paid						8,524	6,705	22,986

Virginia Gold Mines Inc. (an exploration company) Notes to Financial Statements May 31, 2003, 2002 and 2001 (expressed in Canadian dollars)
1 - Incorporation, nature of activities and going concern concept
The company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties. The company will periodically have to raise additional funds to continue operations, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

Although the company has taken steps to verify title to mining properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2 - Summary of significant accounting policies
Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accounting principles. These principles conform, in all material respects, with accounting principles generally accepted in the United States except as described in note 18. The significant accounting policies, which have been consistently applied, are summarized as follows.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts of assets and liabilities reported in the financial statements. Those estimates also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the years. Significant estimates include the carrying value of mining properties, the mining rights tax credit, the tax credit for mining exploration companies, the tax credit related to communications and certain accrued liabilities. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with banks and term deposits with original maturities of three months or less at the acquisition date.

Short-term investments

Short-term investments are valued at the lower of amortized cost and market value.

Exploration funds

Exploration funds consist of cash and term deposits and represent the unexpended proceeds of financing under the terms of which the company committed to spending the amounts on the exploration or acquisition of mining properties.

Long-term investments

Long-term investments are recorded at cost. When the impairment of an investment is other than temporary, the investment is written down to its net realizable value.

Office equipment

Office equipment is depreciated using the declining balance method at the rates of 20% and 30%.

Mining properties

The company records its interests in mining properties and areas of geological interest at cost less option payments received and other recoveries. Exploration and development costs relating to these interests and projects are capitalized on the basis of specific claim blocks or areas of geological interest until the mining properties to which they relate are placed into production, sold or allowed to lapse. Management reviews the carrying values of mining properties on a regular basis to determine whether any writedowns are necessary. These costs will be amortized over the estimated useful life of mining properties following commencement of production or written off if the mining properties or projects are sold or allowed to lapse. General exploration expenditures not related to specific mining properties are expensed as incurred.

Web site development expenses

Web site development expenses are recorded at cost and are amortized using the declining balance method at a rate of 30%.

Mining rights tax credit, tax credit for mining exploration companies and tax credit related to communications

The company is entitled to a refundable mining rights tax credit on mining exploration expenses incurred in Quebec. This tax credit is applied against the costs incurred.

Furthermore, the company is entitled to the refundable tax credit for mining exploration companies on qualified expenditures incurred after March 29, 2001. The refundable tax credit may equal 45% of qualified expenditures. This tax credit is applied against the costs incurred.

Finally, the company is entitled to the refundable tax credit related to communications between companies and stock market investors.

Share capital

Share capital issued for non-monetary consideration is generally recorded at the quoted market price of the shares over a reasonable period of time before and after the agreement to issue the shares was announced.

Flow-through shares are issued in consideration of the proceeds received, which represents their fair value. Upon the acquisition of mining properties, the carrying value may exceed the tax basis since the company renounces the deductions in favour of the investors concerned. The company also issues flow-through shares without any premium or discount regarding the renunciation of the tax benefits in favour of investors.

Share issue expenses are recorded as a reduction of share capital.

Government grants

Government grants are recorded as income when the company has reasonable assurance that it has complied and will continue to comply with all the conditions related to the grant. Grants related to working capital are included in earnings when the related expenses are incurred. Grants related to exploration costs are deducted from the related mining properties.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

Basic and diluted loss per share

Basic earnings per share are determined using the weighted average number of common shares outstanding during the year.

Diluted earnings per share are determined using the weighted average number of common shares outstanding during the year, plus the effects of dilutive potential shares outstanding during the year. The calculation of diluted earnings per share is made using the treasury stock method, as if all dilutive potential shares had been exercised at the later of the beginning of the year or the date of issuance, as the case may be, and that the funds obtained thereby be used to purchase common shares of the company at the average market value of the common shares during the year.

Stock-based compensation plan and new accounting standard

On June 1, 2002, the company adopted the new recommendations of the Canadian Institute of Chartered Accountants relating to accounting for stock-based compensation and other stock-based payments. It has elected not to use the fair value method to account for options granted to key employees, managers and directors. Accordingly, compensation expense is recorded for the excess, if any, of the fair value of the shares at the date of grant over the exercise price of the options. The company provides pro-forma earnings and earnings per share information as if the fair value method had been used. All options and similar instruments that are granted to non-employees are accounted for at fair value.

3 - Short-term investments
							As at May 31,
							2003 $	2002 $
Investments in public companies (quoted value: $3,318,738; $3,150,338 in 2002)							3,318,738	2,917,707
Bonds and other term securities, bearing interest at annual rates ranging from 2.87% to 12.75%, maturing between June 2003 and October 2012 (quoted value: $6,697,871; $4,955,828 in 2002)							6,589,258 ____________	4,955,828 ____________
							9,907,996 ____________	7,873,535 ____________

4- Amounts receivable
							As at May 31,
							2003 $	2002 $
Tax credit receivable for mining exploration companies							1,231,886	1,706,339
Mining rights tax credit							905,216	628,486
Interest receivable							346,000	652,171
Amounts receivable under agreements with mining exploration companies							6,309	104,954
Commodity taxes receivable							174,084	190,752
Tax credit related to communications							40,000	19,128
Amount receivable in consideration of the sale of a mining property							24,000	-
Other							716 ____________	25,341 ____________
							2,728,211 ____________	3,327,171 ____________

5- Prepaid expenses
							As at May 31,
							2003 $	2002 $
Prepaid expenses regarding investor relations							6,102	23,355
Licence							3,449	2,353
Other							24,055 ____________	12,132 ____________
							33,606 ____________	37,840 ____________

6 - Long-term investments
							As at May 31,
						Interest %	2003 $	2002 $
Société Minière Orcapital Inc., at equity method						-
Balance – Beginning of year							-	65,982
Share in net earnings for the year							-	191
Disposal							- ____________	(66,173) ____________
Balance – End of year							-	-
Majescor Resources Inc., a public mining exploration company, at cost (quoted value: nil; $581,257 in 2002)						- (4.97 in 2002)	-	796,907
Azimut Exploration Inc., a public mining exploration company, at carrying value (quoted value of $129,799; $194,699 in 2002)						12.56 (15.15 in 2002)	171,180 ____________	202,360 ____________
							171,180 ____________	999,267 ____________
The fair value of shares of Azimut Exploration Inc. exceeds the carrying value as at July 3, 2003, being the date of signing of the auditors’ report

7 - Mining properties
				Undivided interest %	Balance as at June 1,2002 $	Costs incurred $	Option payments, mining properties abandoned and sold, tax credit, mining rights and grants $	Balance as at May 31,2003 $
Kogaluk (2 permits and 17 claims) a)				-
Mining property					9,855	-	-	9,855
Exploration costs					111,959 ____________	- ____________	- ____________	111,959 ____________
					121,814 ____________	- ____________	- ____________	121,814 ____________

Baie Payne (2 permits and 104 claims)				50
Mining property					57,350	10,947	(47,320)	20,977
Exploration costs					489,713 ____________	179 ____________	(372,341) ____________	117,551 ____________
					547,063 ____________	11,126 ____________	(419,661) ____________	138,528 ____________

Chute-des-Passes (476 claims)				50
Mining property					152,392	-	(45,641)	106,751
Exploration costs					399,593 ____________	1,367 ____________	(120,784) ____________	280,176 ____________
					551,985 ____________	1,367 ____________	(166,425) ____________	386,927 ____________

Lac Bonfait (1 permit) b)				100
Mining property					61,215	-	(1,989)	59,226
Exploration costs					6,514 ____________	- ____________	(212) ____________	6,302 ____________
					67,729 ____________	- ____________	(2,201) ____________	65,528 ____________

La Grande Sud (2 permits and 43 claims) b)				100
Mining property					598,843	-	(12,875)	585,968
Exploration costs					3,037,955 ____________	3,375 ____________	(67,414) ____________	2,973,916 ____________
					3,636,798 ____________	3,375 ____________	(80,289) ____________	3,559,884 ____________

Auclair (1 permit and 102 claims)				100
Mining property					250,389	-	-	250,389
Exploration costs					188,429 ____________	182 ____________	(20,109) ____________	168,502 ____________
					438,818 ____________	182 ____________	(20,109) ____________	418,891 ____________

Lac Gayot (4 permits and 109 claims) c)				100
Mining property					41,292	-	(11,756)	29,536
Exploration costs					793,276 ____________	(2,000) ____________	(224,076) ____________	567,200 ____________
					834,568 ____________	(2,000) ____________	(235,832) ____________	596,736 ____________

Poste Lemoyne Extension (1 permit and 49 claims)				50
Mining property					6,620	1,512	-	8,132
Exploration costs					142,533 ____________	334,398 ____________	(200,639) ____________	276,292 ____________
					149,153 ____________	335,910 ____________	(200,639) ____________	284,424 ____________

Lac Noëlla (1 permit and 40 claims)				100
Mining property					36,215	16,542	-	52,757
Exploration costs					142,034 ____________	702,798 ____________	(421,679) ____________	423,153 ____________
					178,249 ____________	719,340 ____________	(421,679) ____________	475,910 ____________

Éléonore (125 claims)				100
Mining property					7,700	7,230	-	14,930
Exploration costs					53,971 ____________	89,240 ____________	(53,544) ____________	89,667 ____________
					61,671 ____________	96,470 ____________	(53,544) ____________	104,597 ____________

Lac à David (174 claims) d)				-
Mining property					13,417	1,368	-	14,785
Exploration costs					9,855 ____________	52,265 ____________	(27,178) ____________	34,942 ____________
					23,272 ____________	53,633 ____________	(27,178) ____________	49,727 ____________

Megatem (1,759 claims)				45
Mining property					18,763	12,429	-	31,192
Exploration costs					109,031 ____________	892,140 ____________	(463,913) ____________	537,258 ____________
					127,794 ____________	904,569 ____________	(463,913) ____________	568,450 ____________

Megatem III (228 claims)				49
Mining property					-	-	-	-
Exploration costs					- ____________	465,000 ____________	(241,800) ____________	223,200 ____________
					- ____________	465,000 ____________	(241,800) ____________	223,200 ____________

Other				-
Mining property					172,597	31,412	(112,030)	91,979
Exploration costs					313,420 ____________	181,095 ____________	(282,757) ____________	211,758 ____________
					486,017 ____________	212,507 ____________	(394,787) ____________	303,737 ____________
					7,224,931 ____________	2,801,479 ____________	(2,728,057) ____________	7,298,353 ____________

				Undivided interest %	Balance as at June 1,2001 $	Costs incurred $	Option payments, mining properties abandoned, tax credit and mining rights $	Balance as at May 31,2002 $
Kogaluk (2 permits and 17 claims)				-
Mining property					9,855	-	-	9,855
Exploration costs					111,790 ____________	423 ____________	(254) ____________	111,959 ____________
					121,645 ____________	423 ____________	(254) ____________	121,814 ____________

Tantale Erlanson (41 claims)				100
Mining property					3,400	11,960	-	15,360
Exploration costs					375 ____________	24,704 ____________	(14,822) ____________	10,257 ____________
					3,775 ____________	36,664 ____________	(14,822) ____________	25,617 ____________

Baie Payne (2 permits)				50
Mining property					47,300	10,050	-	57,350
Exploration costs					429,058 ____________	133,982 ____________	(73,327) ____________	489,713 ____________
					476,358 ____________	144,032 ____________	(73,327) ____________	547,063 ____________

Duquet (1 permit)				33 1/3
Mining property					736	-	-	736
Exploration costs					3,543 ____________	23,944 ____________	(14,367) ____________	13,120 ____________
					4,279 ____________	23,944 ____________	(14,367) ____________	13,856 ____________

Chute-des-Passes (673 claims)				100
Mining property					174,566	-	(22,174)	152,392
Exploration costs					457,731 ____________	11 ____________	(58,149) ____________	399,593 ____________
					632,297 ____________	11 ____________	(80,323) ____________	551,985 ____________

Lac Bonfait (1 permit)				100
Mining property					61,215	-	-	61,215
Exploration costs					6,514 ____________	- ____________	- ____________	6,514 ____________
					67,729 ____________	- ____________	- ____________	67,729 ____________

La Grande Sud (2 permits and 43 claims)				100
Mining property					598,843	-	-	598,843
Exploration costs					3,037,230 ____________	1,813 ____________	(1,088) ____________	3,037,955 ____________
					3,636,073 ____________	1,813 ____________	(1,088) ____________	3,636,798 ____________

Auclair (1 permit and 123 claims)				100
Mining property					245,335	5,054	-	250,389
Exploration costs					186,966 ____________	3,658 ____________	(2,195) ____________	188,429 ____________
					432,301 ____________	8,712 ____________	(2,195) ____________	438,818 ____________

Fosse Pt-Pd (1 permit and 123 claims)				50
Mining property					13,425	8,337	(11,749)	10,013
Exploration costs					3,899 ____________	68,521 ____________	(49,840) ____________	22,580 ____________
					17,324 ____________	76,858 ____________	(61,589) ____________	32,593 ____________

Lac Fagnant (2 permits)				100
Mining property					5,200	1,750	-	6,950
Exploration costs					53,707 ____________	- ____________	- ____________	53,707 ____________
					58,907 ____________	1,750 ____________	- ____________	60,657 ____________

Apple (2 permits)				100
Mining property					18,660	8,415	-	27,075
Exploration costs					84,404 ____________	28,713 ____________	(17,205) ____________	95,912 ____________
					103,064 ____________	37,128 ____________	(17,205) ____________	122,987 ____________

Lac Gayot (6 permits)				100
Mining property					61,640	-	(20,348)	41,292
Exploration costs					1,185,170 ____________	(1,619) ____________	(390,275) ____________	793,276 ____________
					1,246,810 ____________	(1,619) ____________	(410,623) ____________	834,568 ____________

Poste Lemoyne Extension (1 permit)				50
Mining property					7,633	2,708	(3,721)	6,620
Exploration costs					139,936 ____________	157,409 ____________	(154,812) ____________	142,533 ____________
					147,569 ____________	160,117 ____________	(158,533) ____________	149,153 ____________

Corona (340 claims)				100
Mining property					-	29,006	-	29,006
Exploration costs					733 ____________	8 ____________	- ____________	741 ____________
					733 ____________	29,014 ____________	- ____________	29,747 ____________

Lac Marie-Claude				100
Mining property					10,194	-	(10,194)	-
Exploration costs					44,617 ____________	- ____________	(44,617) ____________	- ____________
					54,811 ____________	- ____________	(54,811) ____________	- ____________

Lac Noëlla (1 permit)				62
Mining property					27,215	9,000	-	36,215
Exploration costs					116,879 ____________	119,097 ____________	(93,942) ____________	142,034 ____________
					144,094 ____________	128,097 ____________	(93,942) ____________	178,249 ____________

Bloc Linda (2 permits)				50
Mining property					10,858	19,015	-	29,873
Exploration costs					7,659 ____________	1,869 ____________	(1,121) ____________	8,407 ____________
					18,517 ____________	20,884 ____________	(1,121) ____________	38,280 ____________

Cypmiluk				100
Mining property					3,717	-	(3,717)	-
Exploration costs					15,656 ____________	- ____________	(15,656) ____________	- ____________
					19,373 ____________	- ____________	(19,373) ____________	- ____________

LG 3.5 (1 permit)				100
Mining property					11,550	6,550	(7,837)	10,263
Exploration costs					92,341 ____________	43,477 ____________	(67,866) ____________	67,952 ____________
					103,891 ____________	50,027 ____________	(75,703) ____________	78,215 ____________

Rivière Annie (229 claims)				100
Mining property					27,814	-	(27,814)	-
Exploration costs					100,713 ____________	96,947 ____________	(197,660) ____________	- ____________
					128,527 ____________	96,947 ____________	(225,474) ____________	- ____________

Éléonore (77 claims)				100
Mining property					-	7,700	-	7,700
Exploration costs					- ____________	90,201 ____________	(36,230) ____________	53,971 ____________
					- ____________	97,901 ____________	(36,230) ____________	61,671 ____________

Lac à David (135 claims)				-
Mining property					-	13,417	-	13,417
Exploration costs					- ____________	20,532 ____________	(10,677) ____________	9,855 ____________
					- ____________	33,949 ____________	(10,677) ____________	23,272 ____________

Megatem (185 claims)				45
Mining property					-	18,763	-	18,763
Exploration costs					- ____________	227,148 ____________	(118,117) ____________	109,031 ____________
					- ____________	245,911 ____________	(118,117) ____________	127,794 ____________

Other				-
Mining property					145,626	58,144	(160,450)	43,320
Exploration costs					82,595 ____________	119,587 ____________	(161,437) ____________	40,745 ____________
					228,221 ____________	177,731 ____________	(321,887) ____________	84,065 ____________
					7,646,298 ____________	1,370,294 ____________	(1,791,661) ____________	7,224,931 ____________

a) On October 9, 1996, Soquem Inc. (SOQUEM) granted the company the option to acquire a 50% interest in the Kogaluk property in consideration of $1,000,000 in exploration work to be carried out no later than October 9, 2005. As at May 31, 2003, the company had spent $681,923 on exploration work.

b) On May 25, 1999, the company granted Cambior Inc. the option to acquire a 50% interest in the La Grande Sud and Lac Bonfait properties in consideration of the acquisition of 238,800 shares of the company for a minimum price of $395,325 and $5,500,000 in exploration work to be carried out no later than June 1, 2007. As at May 31, 2003, Cambior Inc. had subscribed $205,275 (representing 154,800 shares) to the share capital of the company and had spent $1,697,607 on exploration work.

c) On January 17, 2000, the company granted Billiton Resources Canada Inc. the option to acquire a 50% interest in the Lac Gayot property in consideration of $4,500,000 in exploration work to be carried out no later than November 30, 2003. As at May 31, 2003, Billiton Resources Canada Inc. had spent $3,948,195 on exploration work.

d) On December 12, 2001, Messrs. Charles Boivin and Nicolas Lavoie granted the company the option to acquire a 100% interest in the Lac à David property in consideration of the following: i) cash consideration of $15,000 upon the signing of the agreement and two cash payments of $10,000 each at the latest on December 31, 2003 and 2004, respectively; ii) the issuance of 10,000 shares of the company upon the approval of the present agreement by the Toronto Stock Exchange; iii) the carrying-out of exploration work totalling $30,000, $75,000 and $125,000 before the first, second and third anniversary dates of the present agreement; iv) the payment of $50,000 upon the termination and filing of a positive feasibility study as regards the property, or at any other time, at the discretion of the company, before the filing of such a study. As at May 31, 2003, the company and a partner had paid $15,000 in cash and had spent $176,841 on exploration work.

8- Share capital Variation of issued and fully paid share capital
			As at May 31,
			2003		2002		2001
			Number	Amount $	Number	Amount $	Number	Amount $
Balance – Beginning of year			28,724,619	42,910,042	27,362,370	41,125,655	26,830,370	40,622,547
Flow-through shares			-	-	-	-	500,000	500,000
Private placements			1,538,146	1,910,025	1,083,499	1,625,250	32,000	40,000
Stock options exercised			438,921	283,363	253,750	150,650	-	-
Issuance of shares for the acquisition of mining properties			- ____________	- ____________	25,000 ____________	15,850 ____________	- ____________	- ____________
			30,701,686	45,103,430	28,724,619	42,917,405	27,362,370	41,162,547
Share issue expenses for the year			- ____________	(43,370) ____________	- ____________	(7,363) ____________	- ____________	(36,892) ____________
Balance – End of year			30,701,686 ____________	45,060,060 ____________	28,724,619 ____________	42,910,042 ____________	27,362,370 ____________	41,125,655 ____________

9 - Stock option plan
The company established a stock option plan under which certain key employees, managers, directors and suppliers may be granted stock options for shares of the company. A maximum of 6,480,842 stock options (maximum of 5% of the number of common shares outstanding in favor of one person) may be granted.

Options granted expire after a maximum of ten years following the granting date. There is no vesting period.

The following tables present the stock option activity since June 1, 2000 and summarize information about fixed stock options outstanding and exercisable as at May 31:

			2003		2002		2001
			Number	Weighted average exercise price $	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Outstanding – Beginning of year			4,294,782	1.54	3,829,032	1.89	3,524,916	2.05
Decrease in exercise price *			-	(0.80)	-	(0.25)	-	-
Exercised			(438,921)	0.65	(253,750)	0.59	-	-
Granted			229,000	0.88	722,000	0.68	460,500	0.74
Matured or cancelled			(107,179) ____________	2.18 ____________	(2,500) ____________	1.25 ____________	(156,384) ____________	2.09 ____________
Outstanding and exercisable – End of year			3,977,682 ____________	0.72 ____________	4,294,782 ____________	1.54 ____________	3,829,032 ____________	1.89 ____________
*During the year, the exercise price of some options previously issued to managers, directors and suppliers has been decreased to $0.71.
Range of exercise prices						Options outstanding and exercisable as at May 31, 2003	Weighted average remaining contractual life(years)	Weighted average exercise price$
$0.43 to $1.07						3,975,682	4.91	0.72
$1.25						2,000 ____________	6.70	1.25 ____________
						3,977,682 ____________		0.72 ____________

Accounting for the stock-based compensation plan

The company has elected not to use the fair value-based method to measure the compensation cost related to grants of stock options. In this instance, however, under Section 3870, Stock-Based Compensation and Other Stock-Based Payments, the company is required to make pro-forma disclosures of loss and basic and diluted loss per share as if the fair value based method of accounting had been applied.

The fair value of options granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Year ended May 31, 2003

Risk-free interest rate : 4.14%
Expected volatility : 55%
Dividend yield :Nil
Weighted average expected life : 60 months
Weighted average fair value of options granted : $0.43

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions, and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the stock options granted to key employees, managers and directors have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of stock options granted to key employees, managers and directors.

The company recognizes, as a compensation cost arising from awards to key employees, officers and directors the excess, if any, of the fair value of the shares at the date of grant over the exercise price of the options. The fair value of stock options granted during the year amounts to $102,340 of which an amount of $65,540, representing the fair value of options granted to suppliers, has been included in the statement of earnings under the items “Professional fees”, “Rent and office expenses” and “General exploration costs” and in Shareholders’ Equity under the item “Stock options”. If the fair value based method had been used to account for stock-based compensation costs related to stock options granted to key employees, managers and directors, the loss and related loss per share would be as follows:

Year Ended May 31, 2003 $

Pro-forma loss for the year :1,577,188
Pro-forma basic and diluted loss per share : 0.05

The pro-forma loss does not consider the impact of awards granted before June 1, 2002.

10- Warrants The following table summarizes the warrant activity since June 1, 2000:
			2003		2002		2001
			Number	Weighted average exercise price $	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Outstanding – Beginning of year			83,333	1.95	-	-	-	-
Granted			1,037,180	1.66	83,333	195	-	-
Matured			(83,333) ____________	1.95 ____________	- ____________	- ____________	- ____________	- ____________
Outstanding and exercisable – End of year			1,037,180 ____________	1.66 ____________	83,333 ____________	195 ____________	- ____________	- ____________
* These warrants were granted under private placements to common shareholders. The following table summarizes information about warrants outstanding and exercisable as at May 31, 2003:
Exercise price						Warrants outstanding and exercisable as at May 31,2003	Weighted average remaining contractual life	Weighted average exercise price$
$1.50 to $2.00						1,037,180 ____________	0.80 year ____________	1.66 ____________

11 Statements of cash flows a) Net change in non-cash working capital items
						Years Ended May 31
						2003 $	2002 $	2001 $
Income taxes recoverable						3,340	6,828	(5,528)
Amounts receivable						2,128,767	(2,022,073)	31,786
Prepaid expenses						4,234	172,636	(194,432)
Accounts payable and accrued liabilities						(283,417) ____________	(326,465) ____________	(350,320) ____________
						1,852,924 ____________	(2,169,074) ____________	(518,494) ____________

b) Items not affecting cash and cash equivalents related to financing and investing activities

						Years Ended May 31
						2003 $	2002 $	2001 $
Short-term investments transferred in long-term investments						-	405,611	-
Long-term inv estments transferred in short-term investments						828,087	-	-
Tax credit and mining rights receivable related to exploration costs applied against mining properties						1,505,807	565,911	-
Shares issued for the acquisition of mining properties						-	15,850	-
Amount receivable in consideration of the sale of a mining property						24,000	-	-
Acquisition of mining properties included in accounts payable and accrued liabilities						372,281	480,600	395,735

12- Related party transactions The company entered into the following transactions with companies owned by directors:
						Years Ended May 31,
						2003 $	2002 $	2001 $
Expenses capitalized in mining properties						285,711	238,559	214,370
Management fees						144,792	200,090	95,035
Rent and office expenses						368,874	326,800	351,063
Professional fees						2,500	2,500	2,640
General exploration costs						78,320 ____________	112,216 ____________	109,595 ____________
						880,197 ____________	880,165 ____________	772,703 ____________
These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13 Income taxes
The reconciliation of the income tax expense calculated using the combined federal and Quebec provincial statutory tax rate to the income tax expense per the financial statements is as follows:
						2003 $	2003 $	2002 $
Loss before income taxes						(1,518,626) ____________	(2,374,407) ____________	(2,138,672) ____________
Combined federal and provincial income tax at 35.16% (35.16% in 2002 and 37.16% in 2001)						(534,000)	(835,000)	(795,000)
Large corporation tax						21,762	12,740	17,458
Renunciation of the tax deduction related to exploration costs						-	62,000	139,000
Expiry of operating losses carried forward						277,000	217,000	116,000
Share issue expenses not affecting earnings						(8,000)	12,000	96,000
Non-taxable tax credits						(50,000)	(138,000)	(16,000)
Non-taxable portion of capital gain						(32,000)	(73,000)	(59,000)
Other						76,000	111,000	(20,000)
Change in valuation allowance						271,000 ____________	644,000 ____________	539,000 ____________
Income taxes						21,762 ____________	12,740 ____________	17,458 ____________

The company is entitled to the following tax benefits, which were not accounted for in the financial statements as at May 31, 2003.

As at May 31, 2003, 2002 and 2001, the company has accumulated, for federal and provincial income tax purposes, non-capital losses which can be applied against future years’ taxable income and which will expire as follows:

						2003 $	2002 $	2001 $
2010 2007 2006 2005 2004 2003 2002						148,000 204,000 364,000 798,000 868,000 - - ____________	- 204,000 364,000 798,000 868,000 785,000 - ____________	- 204,000 364,000 798,000 868,000 785,000 620,000 ____________
						2,382,000 ____________	3,019,000 ____________	3,639,000 ____________

The tax value of mining properties exceeds the carrying value by approximately $6,660,000 at the federal level ($5,338,000 in 2002 and $2,351,000 in 2001) and $14,290,000 at the provincial level ($11,445,000 in 2002 and $6,651,000 in 2001). The difference between the tax value and the amounts capitalized in the financial statements mainly results from the renunciation by the company in favour of investors of the deductions related to exploration costs paid through flow-through share financings as well as from writeoffs of mining properties.

The unamortized balance of capital cost for federal and provincial income tax purposes exceeds the net carrying value of property, plant and equipment by $17,000 ($15,000 in 2002 and $13,000 in 2001). Furthermore, the tax value of short-term investments exceeds the carrying value by approximately $276,000 ($9,000 in 2002 and $284,000 in 2001).

The unamortized balance, for income tax purposes, of share issue expenses amounts to $55,000 ($32,000 in 2002 and $65,000 in 2001) and will be deductible during the next four years.

14- Loss per share
The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted loss per share calculations:

						Years Ended May 31,
						2003	2002	2001
Basic weighted average number of shares
outstanding						29,886,356	27,543,378	27,039,474
Stock options						1,433,397 ____________	254,929 ____________	60,725 ____________
Diluted weighted average number of shares outstanding						31,319,753 ____________	27,798,307 ____________	27,100,199 ____________
Items excluded from the calculation of diluted loss per share because the exercise price was greater than the average market price of the common shares
Stock options						2,000	2,235,447	3,024,594
Warrants						1,037,180	83,333	-
For the years ended May 31, 2003, 2002 and 2001, the diluted loss per share was the same as the basic loss per share since the dilutive effect of stock options and warrants was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted loss per share for those years was calculated using the basic weighted average number of shares outstanding.
15 Commitments
The company’s aggregate commitments under a long-term operating lease agreement amount to $127,050. Annual minimum lease payments under this agreement are $36,300 in 2003, 2004 and 2005 and $18,150 in 2006.

16 Financial instruments
Fair value

Cash and cash equivalents, amounts receivable, exploration funds and accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity or to current market rates.

The fair value of short-term investments, determined based on market value, amounts to $10,016,609 and $8,106,166 as at May 31, 2003 and 2002, respectively.

Interest rate risk

As at May 31, 2003 and 2002, the company’s exposure to interest rate risk is summarized as follows:

Cash and cash equivalents Short-term investments Amounts receivable Exploration funds Accounts payable and accrued liabilities							Variable interest rate As described in note 3 Non-interest bearing Variable interest rate Non-interest bearing
17 Comparative figures
Certain comparative figures have been reclassified to conform with the current year presentation.

18 United States generally accepted accounting principles (U.S. GAAP)
The financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada which differ, in certain respects, from U.S. GAAP.

Additional disclosures required under U.S. GAAP have been provided in the accompanying financial statements and notes. In addition, the following summarizes differences between Canadian and U.S. GAAP and other required disclosures under U.S. GAAP.

Mining properties

Under U.S. GAAP, the acquisition cost of mining properties and exploration costs incurred are expensed in the year in which they are incurred

Short-term investments

Under U.S. GAAP, the short-term investments would be classified as “available for sale” securities. Consequently, these securities would be carried at fair value, with any unrealized holding gains or losses at each balance sheet date being reflected in other comprehensive loss on a net-of-tax basis. Under Canadian GAAP, short-term investments are carried at the lower of cost and market value. Gains or losses are determined using the specific identification method for term deposits and the average cost method for shares.

Stock-based compensation

The company accounts for stock-based compensation related to options granted to key employees, managers and directors using the intrinsic value method prescribed in APB No. 25. Options granted to suppliers providing services to the company are accounted for using the fair value method based either on the fair value of services provided or on the fair value of the options granted. In accordance with APB 25, the company’s stock option plan is considered to be a variable plan. Accordingly, subsequent increases in the fair value of the underlying stock, in excess of the exercise price of the option, are accounted for as additional compensation costs. The company provides additional pro-forma disclosures as required under SFAS No. 123.

Flow-through shares

There is no difference between U.S. GAAP and Canadian GAAP because that, to date, the company has issued such shares without any premium or discount. Upon renunciation, the required deferred tax credit would be a charge to earnings under U.S. GAAP but then there would also be a release of an equal amount of the valuation allowance which would be credited to earnings; so there would be no net effect on U.S. GAAP earnings.

New accounting standards

In December 2002, the FASB issued FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, which amends FASB Statement No. 123, Accounting for Stock-Based Compensation. In response to a growing number of companies announcing plans to record expenses for the fair value of stock options, Statement No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement No. 148 amends the disclosure requirements of Statements No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of Statement No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. This new standard does not have any impact on the company’s financial statements since the company has decided not to use the fair value-based method concerning stock-based compensation granted to employees.

In April 2003, the FASB issued Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies accounting for derivative instruments, including certain embedded derivatives, and for hedging activities under Statement 133. Statement 149 is effective for contracts entered into or modified after June 30, 2003. Adopting this new standard is not expected to have a significant impact on the company’s financial statements.

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Statement requires that certain financial instruments previously classified as equity in statements of financial position be classified as liabilities. The provisions in Statement 150 are effective for financial instruments entered into or modified after May 31, 2003, and otherwise at the beginning of the first interim period beginning after June 15, 2003 for public companies. Adopting this new standard is not expected to have a significant impact on the company’s financial statements.

Reconciliation of net loss to conform with U.S. GAAP

						Years Ended May 31,
						2003 $	2002 $	2001 $
Net loss for the year in accordance with Canadian GAAP						1,540,388	2,386,956	2,148,312
Mining properties						73,422	(421,367)	(1,596,065)
Stock options granted to non-employees and repricing						479,125 ____________	673,340 ____________	152,713 ____________
Net loss for the year in accordance with U.S. GAAP						2,092,935	2,638,929	704,960
Other comprehensive loss Realized and unrealized losses on short-term investments						124,018	100,844	18,558
Unrealized losses (gains) on long-term investments						(181,930) ____________	305,433 ____________	12,634 ____________
Comprehensive loss						2,035,023 ____________	3,045,206 ____________	736,152 ____________
Basic and diluted net loss per share in accordance with U.S. GAAP						0.07 ____________	0.09 ____________	0.03 ____________
Basic and diluted weighted average number of shares issued and outstanding in accordance with U.S. GAAP						29,886,356 ____________	27,543,378 ____________	27,039,474 ____________

As a result of the above adjustments to net loss, differences with respect to the shareholders’ equity under U.S. GAAP are as follows:
							As at May 31
							2003 $	2002 $
Share capital
Share capital in accordance with Canadian GAAP							45,060,060	42,910,042
Stock options							65,540	-
Stock-based compensation costs							2,253,332	1,774,207
Share capital in accordance with U.S. GAAP							47,378,932 ____________	44,684,249 ____________

Accumulated deficit
Deficit in accordance with Canadian GAAP							24,246,595	22,706,207
Mining properties							7,298,353	7,224,931
Stock-based compensation costs							2,253,332 ____________	1,774,207 ____________
Deficit in accordance with U.S. GAAP							33,798,280 ____________	31,705,345 ____________

Other accumulated comprehensive income
Unrealized gains on short-term investments
Balance – Beginning of year							232,631	333,475
Realized and unrealized losses arising during the year							(124,018) ____________	(100,844) ____________
Balance – End of year							108,613 ____________	232,631 ____________

Unrealized losses on long-term investments
Balance – Beginning of year							(223,311)	82,122
Unrealized gains and (losses) arising during the year							181,930 ____________	(305,433) ____________
Balance – End of year							(41,381) ____________	(223,311) ____________
Other accumulated comprehensive income							67,232 ____________	9,320 ____________

Balance Sheets
Current assets
Cash and cash equivalents							1,197,687	423,209
Short-term investments							10,016,609	8,106,166
Income taxes recoverable							-	3,340
Amounts receivable							2,728,211	3,327,171
Prepaid expenses							33,606 ____________	37,840 ____________
							13,976,113	11,897,726

Exploration funds							242,859	929,498
Long-term investments							129,799	775,956
Office equipment							5,484	6,376
Web site development expenses							3,825 ____________	- ____________
							14,358,080 ____________	13,609,556 ____________

Current liabilities
Accounts payable and accrued liabilities
Related companies							63,270	131,551
Others							646,926 ____________	489,781 ____________
							710,196 ____________	621,332 ____________

Shareholders’ Equity
Share capital							47,378,932	44,684,249
Deficit							(33,798,280)	(31,705,345)
Other accumulated comprehensive income							67,232 ____________	9,320 ____________
							13,647,884 ____________	12,988,224 ____________
							14,358,080 ____________	13,609,556 ____________

Statements of Cash Flows
						Years Ended May 31
						2003 $	2002 $	2001 $
Operating activities						(578,262)	(4,446,590)	(969,146)
Financing activities						2,150,018	1,768,537	503,108
Investing activities						(797,278) ____________	396,745 ____________	2,298,518 ____________
Increase (decrease) in cash and cash equivalents						774,478	(2,281,308)	1,832,480
Cash and cash equivalents – Beginning of year						423,209 ____________	2,704,517 ____________	872,037 ____________
Cash and cash equivalents – End of year						1,197,687 ____________	423,209 ____________	2,704,517 ____________
Statements of Earnings
Revenues						1,033,147	964,844	1,108,617
Expenses						3,104,320 ____________	3,591,224 ____________	1,803,937 ____________
Loss for the year before income taxes and share in the net earnings of Société Minière Orcapital Inc.						(2,071,173)	(2,626,380)	(695,320)
Income taxes						21,762 ____________	12,740 ____________	17,458 ____________
Loss for the year before share in the net earnings of
Société Minière Orcapital Inc.						(2,092,935)	(2,639,120)	(712,778)
Share in the net earnings of Société Minière Orcapital Inc.						- ____________	(191) ____________	(7,818) ____________
Net loss for the year in accordance with U.S. GAAP						(2,092,935) ____________	(2,638,929) ____________	(704,960) ____________

Accounting for stock-based compensation

Under U.S. GAAP, the company has elected to measure compensation cost related to awards of stock options using the intrinsic value based method of accounting. In this instance, however, under SFAS No. 123, “Accounting for Stock-Based Compensation”, the company is required to make pro-forma disclosures of net loss and net loss per share as if the fair value based method of accounting had been applied.

The fair value of options granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: a risk-free interest rate of 4.14% (5.01% in 2002 and 5.68% in 2001), an expected volatility of 55% (60% in 2002 and 2001), dividends of nil and an expected life of six years. The weighted average grant-date fair value of options granted during the years ended May 31, 2003, 2002 and 2001 was $0.43, $0.39 and $0.50, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the stock options granted to key employees, managers and directors have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of stock options granted to key employees, managers and directors.

If the fair value based method had been used to account for stock-based compensation costs related to stock options granted to key employees, managers and directors, the pro-forma net loss for the year and net loss per share figures under U.S. GAAP would be as follows:

						Years Ended May 31,
						2003 $	2002 $	2001 $
Net loss for the year in accordance with U.S. GAAP						2,092,935	2,638,929	704,960
Adjustment related to stock options granted to key employees, managers and directors						277,759 ____________	97,311 ____________	139,960 ____________
Pro-forma net loss for the year						2,370,694 ____________	2,736,240 ____________	844,920 ____________
Basic and diluted pro-forma net loss per share						0.08 ____________	0.10 ____________	0.03 ____________