Form 20-F
VIRGINIA GOLD MINES INC
filed 2004-12-01
CIK 1020011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

_ Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
x Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended May 31, 2004
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
N/A
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock as of November 15, 2004:

37,016,345

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

ITEM 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

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

(Canadian Dollars in Thousands Except Per Share Amounts)
				(Audited) Fiscal Years Ended May 31,
				2004	2003	2002	2001	2000
Financial Results:
Interest and dividends				$ 952	$ 846	$ 807	$ 867	$ 739
Gain on sale of mining properties				--	22	--	--	194
Fees and other				117	187	158	242	68

Administrative expenses				(1,155)	(1,007)	(836)	(746)	(842)
General exploration costs				(343)	(217)	(3,264)	(460)	(170)
Grants, tax credits and mining rights				116	102	1,686	248	39
Cost of abandoned mining properties				(287)	(1,180)	(1,169)	(2,577)	(2,240)
Loss on sale of office equipment				--	--	--	(2)	--
Gain on sale of long-term investments				--	--	495	--	--
Gain (loss) on sale of short-term investments				375	(5)	(251)	290	209
Writeoff of short-term investments				--	(267)	--	--	--
Income taxes				--	(22)	(13)	(17)	(15)
Share in net gain of Orcapital				--	--	--	8	3

Net loss				(225)	(1,540)	(2,387)	(2,148)	(2,013)

Net loss per common share				$(0.01)	$(0.05)	$(0.09)	$(0.08)	$(0.08)

Cash Flows:
From operating activities				$ 1,063	$1,811	$(3,629)	$ (384)	$ (55)
From investing activities				7,920	2,150	1,769	503	(1,651)
From financing activities				(10,180)	(3,186)	(421)	1,713	2,068
Financial Position:
Working capital				$14,297	$13,157	$11,044	$ 9,062	$ 8,348
Mining properties				9,487	7,298	7,225	7,646	9,242
Total assets				29,930	21,589	20,825	21,274	22,873
Share capital (including shares to be issued)				52,159	45,060	42,910	41,126	40,623
Deficit				(24,526)	(24,247)	(22,706)	(20,319)	(18,171)
Shareholders’ Equity				28,731	20,879	20,204	20,806	22,452
Stock Options				214	66	--	--	--
Warrants				883	--	--	--	--
The Company has not declared or paid any cash dividends during the periods indicated.
Summary Financial Data Adjusted for US GAAP (Canadian dollars in thousands except per share amounts)
				(Audited) Fiscal Years Ended May 31,
				2004	2003	2002	2001	2000
Financial Results:
Interest and dividends				$ 952	$ 846	$ 807	$ 867	$ 739
Gain on sale of mining properties				--	22	--	--	194
Fees and other				117	187	158	242	68

Administrative expenses				(1,155)	(1,007)	(836)	(746)	(842)
General exploration costs				(343)	(217)	(3,264)	(460)	(170)
Grants, tax credits and mining rights				116	102	1,686	248	39
Cost of abandoned mining properties				(287)	(1,180)	(1,169)	(2,577)	(2,240)
Loss on sale of office equipment				--	--	--	(2)	--
Gain on sale of long-term investments				--	--	495	--	--
Gain (loss) on sale of short-term investments				375	(5)	(251)	290	209
Writeoff of short-term investments				--	(267)	--	--	--
Income taxes				--	(22)	(13)	(17)	(15)
Share in net gain of Orcapital				--	--	--	8	3
Adjustment of writedown of mining properties				2,189	73	(421)	(1,596)	(838)
Stock options granted to non-employees, and option repricing				83	479	673	153	259

Net loss				(2,498)	(2,093)	(2,639)	(705)	(1,435)
Loss (gain) regarding short-term investments				(321)	124	101	18	(234)
Loss (gain) regarding long-term investments				(190)	(182)	305	13	(95)
Comprehensive loss				(1,987)	(2,035)	(3,045)	(736)	(1,105)
Net loss per common share				$(0.07)	$(0.07)	$(0.09)	$(0.03)	$(0.05)

Cash Flows:
From operating activities				$(2,353)	$(578)	$(4,447)	$(969)	$(1,484)
From financing activities				7,920	2,150	1,769	503	2,068
From investing activities				(6,764)	(797)	397	2,299	(222)

Financial Position:
Shareholders’ Equity				19,822	13,648	12,988	13,576	13,656
Please see Note 18 to the Company’s audited financial statements for a discussion of the significant differences between Canadian and US GAAP.
Currency and Exchange Rates

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

1. On November,19, 2004, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.8384 U.S. = $1.00 Canadian.

All exchange rate calculations in #2 and #3 below are based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

2. The following table sets forth the high and low exchange rates for each month during the previous six months.

Month High Rate Low Rate			10/04 .8201 .7858	9/04 .7906 .7650	8/04 .7714 .7506	7/04 .7644 .7489	6/04 .7459 .7261	5/04 .7364 .7158
3. The following table sets forth the average exchange rates for each of the past 5 fiscal years, calculated by using the average of the exchange rates in effect on the last day of each month during the period indicated.
				Year Ended May 31,
				2004	2003	2002	2001	2000
Average Rate During Period				.7448	.6577	.6423	.6593	.6790
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

Regulatory Risks in General

The Company’s operations are subject to governmental regulation. These activities can be affected at various levels by governmental regulation governing prospecting and development, price control, taxes, labor standards and occupational health, expropriation, mine safety, toxic substances, environmental protection and other matters. Although currently the Company’s operations are not significantly affected by government regulations such as those relating to royalties, allowable production, import/export and environmental regulation (see “ -- Environmental Risks,” below), there can be no assurance that more stringent, and therefore more costly, governmental regulations would not be imposed in the future. An excessive supply of certain minerals may arise from time to time due to the absence of a market for said minerals and to restrictions on exports.

Environmental Risks

Existing and possible future environmental legislation, regulations and actions could cause additional expenses, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. The Company’s environmental compliance costs are not significant at present because the Company’s current exploration activities cause minimal disruption to the land and thus require little reclamation work. However, regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could significantly adversely affect the business of the Company or its ability to develop its properties on an economic basis. Exploration and commercialization are subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws impose high standards on the mining industry to monitor the discharge of waste water and report the results of such monitoring to regulatory authorities, to reduce or eliminate certain effects on or into land, water or air, to progressively rehabilitate mine properties, to manage hazardous wastes and materials and to reduce the risk of worker accidents. A violation of these laws may result in the imposition of substantial fines and other penalties. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude entirely economic development of a property. The Company believes that it is in compliance, in all material respects, with existing environmental laws.

Permits, Licenses and Approvals

The Company’s operations require licenses and permits from various governmental authorities. The Company believes it holds or is in the process of obtaining all necessary licenses and permits to carry on the activities which it is currently conducting under applicable laws and regulations. Such licences and permits are subject to changes in regulations and in various operating circumstances. There can be no guarantee that the Company will be able to obtain all necessary licences and permits that may be required to maintain its mining activities, construct mines or milling facilities and commence operations of any of its exploration properties. In addition, if the Corporation proceeds to production on any exploration property, it must obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, the discharge of various materials into or on land, air or water, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to obtain such permits and licences or that it will be able to comply with any such conditions.

Title Risks

Although the Company has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company’s properties.

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

Conflicts of Interest

André Gaumond, President and Chief Executive Officer and a Director of the Company, is a Director of Société d’exploration Miniere Vior Inc. (“Vior”), and owns options to purchase stock of Vior, which is a competitor in the Canadian mining business.

Claude St-Jacques, a Director of the Company, is Chairman of the Board of Vior. Additionally, Mr. St?Jacques owns the office building in which the Company leases space for its headquarters. See “Item 6. Directors, Senior Management and Employees -- B. Compensation” and “Item 7. Major Shareholders and Related Party Transactions.”

Gaétan Mercier, Chief Financial Officer and Secretary of the Company, is also Treasurer of Vior and Controller and Secretary of Exploration Azimut Ltd. (“Azimut”).

The main implication of these relationships, such as Mr. Gaumond serving as President and Chief Executive Officer and a Director of the Company and a Director of Vior, and Mr. St?Jacques concurrently serving as a Director of the Company and Chairman of the Board of Vior, is that these individuals, who are senior officials at potentially competitive resource companies, may become aware of corporate opportunities or have access to confidential information, and could be in a position to use such knowledge to benefit one such company at the expense of another. To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Such other companies may also compete with the Company for the acquisition of natural resource property rights. In the event that such a conflict of interest arises, at a meeting of the Company’s Directors, a Director who has such a conflict will abstain from voting on the matter. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to financial constraints. In accordance with corporate law, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

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

Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years

For the year ended May 31, 2004, the principal capital expenditures were with respect to Corvet Est, Coulon, Eléonore, Lac Gayot, Lac Noella, MegaTEM and Poste Lemoyne Extension properties, for an aggregate amount of $3,930,716. The principal divestitures were with respect to Auclair, Payne Bay, Chutes-des-Passes, Kogaluk, La Grande Sud, Tantale (Erlanson), Lac à David, Lac Bonfait, Eastmain Ouest, Grenville and Fosse Pt-Pd properties, for an aggregate amount of $287,077,

For the year ended May 31, 2003, the principal capital expenditures were with respect to Éléonore, Lac Noella, MegaTEM, MegaTEM III and Poste Lemoyne Extension properties, for an aggregate amount of $2,521,289. The principal divestitures were with respect to Payne Bay, Chutes-des-Passes, Lac Gayot, Apple and La Grande Sud properties, for an aggregate amount of $973,619.

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

See “Item 5. Operating and Financial Review and Prospects -- B. Liquidity and Capital Resources.”

Current and Planned Capital Expenditures/Divestitures

For the current year, the Company is planning to continue the exploration of the Eléonore, Coulon, Corvet Est, Poste Lemoyne Extension and Lac Gayot properties, which are the principal priorities of the Company. Furthermore, projects like MegaTEM and Lac Noella and several reconnaissance programs will also be very active. The Company’s goal is to keep developing the gold mineralization on the Eléonore and Corvet properties and the base metal mineralization at Coulon, as well as developing many other projects in order to sustain the growth of the Company. The Company’s exploration budget for its fiscal year ending May 31, 2005, totals approximately $10 million, which includes $6 million to be spent by the Company and the remaining $4 million as contributions by the Company’s partners in the respective programs. The funds needed for the advancement of those exploration programs will come partly from the Company’s partners under the Company’s various joint-venture and option agreements, as well as from the Company’s own funds and from new private placements of equity securities.

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

The Company’s strategy is to pursue exploration activities on its properties while concentrating on new acquisitions in regions of sparsely explored Archean greenstone belts. The territory of the Province of Québec has exploratory potential and Virginia has decided to concentrate on exploration in northern Québec because the Company believes that this area has significant mining potential and also has been largely unexplored. This is in contrast with the Val d’Or area in the lower third of the province where the initial gold discoveries in Québec were made and which today is a well-developed mining area. Northern Québec is known to contain several greenstone belts, which are typically associated with gold deposits. The Company is concentrating its exploration activities in these greenstone belt regions. This strategy has led to the acquisition of several properties in the James Bay area (Eléonore, Corvet Est, Coulon, La Grande Sud, Poste Lemoyne Extension, Lac Noella (formerly Caniapiscau), Auclair), in the Ungava Peninsula (Gayot Lake, Payne Bay), and in the Labrador Trough (Sagar). Major mining companies, such as Billiton Resources, Noranda Inc., SOQUEM and TGW Corporation have shown interest in the Company’s strategy and have entered into agreements with the Company. See “ -- D. Property, Plant and Equipment.”

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

(2) Coulon. Pursuant to an agreement signed on June 15, 2004, Noranda Inc. owns the option to acquire a 50% interest in return for exploration expenditures totalling $8 million and payments of $250,000 over a seven-year period.

(3) Gayot (Lac). In January 2000, the Company entered into an agreement with Billiton Metals Canada Inc. (now BHP Billiton) (“Billiton”) pursuant to which Billiton was granted the option to acquire a 50% undivided interest in the mineral exploration rights in return for: (1) purchasing 750,000 Common Shares of the Company at $1.00 per share; and (2) incurring $4.5 million in exploration expenditures over a 3.5 year period. Billiton had until May 30, 2004, to fulfill its obligations and, having done so by that date, exercised its option. Each of the Company and Billiton accordingly now holds a 50% interest in the Lac Gayot property. See also “ -- D. Property, Plant and Equipment -- Lac Gayot Property.” In July 2003, the Company entered into an agreement with Billiton covering targeting and geological reconnaissance of Ni-Cu-Co deposits within a number of unexplored belts in the Lac Gayot region of central Québec (Gayot Extension). Pursuant to this agreement, Billiton has made a $50,000 payment to the Company and the parties will proceed with research on a 50%/50% basis.

(4) Grenville (BHP Billiton). The Company and Billiton entered into an agreement covering targeting and geological reconnaissance of Ni-Cu-Co deposits in the geological Province of Grenville in Québec. The agreement is for a term of 30 months and is renewable upon the mutual consent of the parties. The Company will be the operator of the project with a budget of $250,000 for the first year. Pursuant to this agreement, Billiton was granted the option to acquire a 50% undivided interest in the mineral exploration rights in return for purchasing 83,333 units of Company securities at a price of $1.50 per unit. Each unit includes one Common Share of the Company and one warrant, exercisable for 12 months, to acquire one Common Share at an exercise price of $1.95. Billiton has completed this purchase and accordingly has exercised its option.

(5) Kogaluk. On October 9, 1996, SOQUEM granted the Company the option to acquire a 50% interest in the Kogaluk Property in consideration of exploration work for a total amount of $1,000,000 before October 9, 2005.

(6) Payne Bay Property. In November 1998 the Company entered into a joint-venture agreement with Osisko Exploration Ltd. (“Osisko”) by which the Company has the option to acquire a 50% undivided interest in the mineral exploration rights in return for $600,000 in exploration work over a three-year period. At the same time, Osisko is committed to spend $300,000 in exploration work on the project during the same period. As of May 31, 2001, the Company had met its requirements and therefore earned a 50% interest in the Payne Bay Property.

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

As of January 1, 2004, the basic rate of federal income tax on corporation income was approximately 26 percent, and when combined with the “typical” provincial rate of 9 percent, the total income tax rate for foreign corporate income was approximately 35 percent.

Mining and oil and gas companies are generally allowed a 100 percent deduction for Canadian exploration costs. Canadian development costs are deductible at the rate of 30 per cent on a declining-balance basis. Royalties, levies and taxes imposed by Canadian government authorities in respect of production had not been deductible for tax purposes. For the years 2003 to 2007, these amounts are being phased in. The deductible percentage of these amounts will be 10% in 2003, 25% in 2004, 35% in 2006 and 100% thereafter. Instead of the foregoing amounts being deductible, a resource allowance had been allowed equal to 25 percent of resource profit, which is production income after deducting operating expenses and capital cost allowance, but before deducting interest and exploration and development expenses. For the years 2003 to 2007, this resource allowance is being phased out. The deductible percentage of the existing allowance will be 90% in 2003, 75% in 2004, 65% in 2005, 35% in 2006 and 0% thereafter. Foreign exploration and development expenses are deductible against foreign source resource revenues and as to 10% balance against other income. For Québec tax, there is no phase-in or phase-out of the new rules; they will be implemented in 2007.

C. Organizational Structure

The Company has no subsidiaries or other corporate affiliates.

D. Property, Plant and Equipment

See page 17A for a map of the Company’s current project locations. These properties are without a known body of commercial ore, and the Company’s activities on such properties to date have been exploratory in nature.

La Grande Sud Property

The La Grande Sud property is located 70 kilometers southeast of the town of Radisson, within the James Bay territory, in the Province of Québec. The property adjoins the LG-2 Reservoir and it covers an area of 128 km2.

The property is held through Mining Exploration Licences (MEL) 955, 961, and through 43 mining claims. The Company holds 100% of the mining rights while Orezone holds a 1% NSR royalty, half of which (0.5%) can be bought back by Virginia for a $500,000 payment to Orezone. An agreement dated as of May 25, 1999, as amended April 26, 2001, had given Cambior Inc. the option of acquiring a 50% interest in the La Grande Sud, Aéroport, and Lac Bonfait properties in consideration of exploration expenditures totalling $7 million over 6 years. In the winter of 2004, Cambior informed the Company of its decision to withdraw from this agreement.

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

Zone 32 has three parallel lenses and where they join up they form a single zone that can reach 50 meters in thickness. A fourth zone (Zone 103) located about 30 meters north of Zone 32 is also associated with the same mineralized corridor. The gold structure remains open at depth since drill hole LGS-98-158 went vertically 500 meters into Zone 32 and intersected 1.8 g/t Au over 11.0 meters, including 3.2 g/t Au over 5.0 meters.

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

Several other gold-bearing zones of interest were discovered within the tonalite, around it and in the surrounding volcanic sequence..

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

Another drilling program (8 holes for 2664 m) was carried out in the summer of 2003 in order to test the extensions of the two new gold-bearing zones (175 and 197 Ext.) and the Brèche zone. The first zone has a good physical continuity but shows a decrease in grades and widths. The second one could not be confirmed laterally. The Brèche area is highly anomalous in gold but has little continuity.

Expenditures for exploration work done by the Company are as follows:

- For the fiscal year ended May 31, 2003 $3,375
- For the fiscal year ended May 31, 2004 $3,082

Lac Gayot Property

The Lac Gayot property is located in the Caniapiscau region of New Québec, approximately 110 kilometers NNW of the Caniapiscau Reservoir and is accessible by floatplane. It is 100% owned by the Company and was acquired in October 1997. The property consists of four mining exploration permits (MEPs 1317, 1406, 1493, 1495) and 109 claims covering 219 km2.

Under the terms of an agreement dated January 17, 2000, Billiton Resources Canada Inc., a subsidiary of Billiton Plc., completed a $750,000 private placement (in Virginia) at $1.00 per share, granting Billiton an exclusive right to exercise an option to gain a 50% interest in the Gayot property in return for Cdn$4.5 million in exploration work. Billiton had until May 30, 2004, to fulfill its obligations and, having done so by that date, exercised its option. Each of the Company and Billiton accordingly now holds a 50% interest in the Gayot property.

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

Surface work carried out in 1999 consisted of line cutting of two grids as well as ground Mag and Max-Min surveys, geological mapping, and prospecting. This program led to the discovery of four main showings (Gagnon, Gayot, Base Line, L) mineralized in Ni-Cu-Co-Pd-Pt in a geological setting of ultramafic lavas. These showings called Gagnon, Gayot, L and Base Line revealed interesting values, going up to 9.5% Ni-0.23% Co-1.99% Cu and 17.17 /t Pd-Pt in selected samples and up to 2.17% Ni-0.42% Cu-2.46 g/t Pd-Pt over 4.85 meters in channel.

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

Additional surface work was concentrated in the Pistolaté-Malorie area during the summer of 2003. Many channels and short drill holes (X-Ray) were done. Best results were obtained in hole X03-03 that has intersected under the surface showing Malorie 0.64% Ni – 139 ppb Pd-Pt over 20.8 m, including 1.06% Ni – 274 ppb Pd-Pt over 7.0 m. The other holes have intersected metric intervals weakly anomalous in Ni and PGE. Another drilling program (14 holes for 2742 m) was carried out during the winter of 2004 to test mostly the following sectors: Malorie, Pistolaté, Area 03, Nancy Extension, Northern Flow and Western Area. Results were to a certain extent deceiving since only a few thin intersections weakly anomalous were intersected.

Expenditures for exploration work done by the Company are as follows:

- For the fiscal year ended May 31, 2003 $(2,000)*
- For the fiscal year ended May 31, 2004 $321,265

* Represents credit from Billiton against amounts previously expended by the Company.

The Poste Lemoyne Extension Property

The Poste Lemoyne Extension property is located along the road linking the LG-3 and LG-4 infrastructures, and 70 kilometers east of the Company’s La Grande Sud project in Québec. The Company and TGW Corporation each own a 50% undivided interest in the property, which consists of 113 designated claims, covering 5,692 hectares. The Company acquired its interest in the property in August 1998 and is now the operator of the project.

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

Table 3: Orfée -- Resource Evaluation

Category		Tonnage (metric tonnes)		Au (g/t)
Measured (2)		88,588		9.44
Inferred (3)		114,895		18.40
Total all categories		203,483		14.50
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

An additional drilling program (18 holes for 3132 m) was conducted in the December 2003 to February 2004 period. One of the main objectives of the program was to test more systematically a major zone of flexure along the regional structural corridor, similar to the one hosting the Orfée zone and located 500 meters east of the Orfée zone, between lines 32+00E and 34+50E. This sector had already been noticed because it returned large intersections highly anomalous in gold in the few holes previously drilled: 0.28 g/t Au over 49.0 m including 1.61 g/t Au over 4.92 m (PLE02-42); 0.70 g/t Au over 21.68 m including 2.12 g/t Au over 4.0 m (PLE02-62); 1.67 g/t Au over 3.5 m (PLE98-04) and 0.61 g/t Au over 10.45 m (PLE02-44). Eleven new holes totalling 2,083 meters were drilled on that zone during the program.

These holes have allowed for the definition of a large auriferous structure developed in a sequence of basalts/greywackes/ banded iron formation, mineralized principally with pyrrhotite. This structure, now called Orfée Est, has returned in drilling several metric to decametric intersections with subeconomic gold grades, within a large anomalous halo. The Orfée Est zone doubles up in its eastern portion (north zone and south zone), suggesting the presence of folds. The Orfée Est zone remains open in all directions and will be the object of further drilling in 2004. Drill results are reported in table 4.

Table 4: Fall 2003-Winter 2004 Drill Results – Orfée Est Zone

Hole	From	To	Length (m)	Au (g/t)	Lithology
PLE-03-69	44.0	81.00	37.0	0.47	Siltstone (2-10% Sulfides)
	152.6	163.5	10.9	0.66	BIF (15-30% Sulfides)
PLE-03-70	38.00	47.55	9.55	0.40	Basalts
	63.00	69.00	6.00	0.27	Greywacke (5-15% Sulfides)
	90.00	105.9	15.9	0.34	BIF(10-25% Sulfides)
PLE-03-72	47.0	84.0	37.0	1.06	Basalts/Greywacke(10%Su)
	Incl.61.0	62.0	1.0	9.05	Greywacke
	Incl.73.0	84.0	11.0	2.11	BIF(5-25% Sulfides)
PLE-03-73	106.0	131.0	25.0	0.76	Basalts/BIF(2-10%Sulfides)
	Incl.124.0	131.0	7.0	2.20	BIF(5-30% Sulfides)
PLE-04-74	92.40	93.40	1.0	39.52	Dyke QFP-v Qtz-Su(VG)
	124.75	147.0	22.25	0.39	BIF-Basalts(5-20% Sulfides)
	Incl.131.35	144.0	12.65	0.48	BIF-Basalts(5-20% Sulfides)
PLE-04-75	83.0	107.0	24.0	0.38	BIF(2-30% Sulfides)
PLE-04-76	151.0	174.0	23.0	0.98	BIF(2-30% Sulfides)
	Incl.155.0	156.10	1.1	10.53	BIF(2-30% Sulfides)
	Incl.168.5	173.0	4.5	1.86	BIF(2-30% Sulfides)
PLE-04-77	178.92	197.76	18.84	1.13	Basalts/BIF(30% Sulfides)
	Incl.192.0	197.76	5.76	2.82	BIF(40% Sulfides)
PLE-04-78	108.0	147.0	39.0	0.72	BIF-Basalts
	Incl.110.6	115.5	4.90	1.98	BIF(20% Sulfides)
	Incl.140.1	146.1	6.0	1.63	BIF(35% Sulfides)
PLE-04-79	117.0	157.0	40.0	0.68	BIF(30% Sulfides)-Basalts
	Incl.128.2	132.0	3.8	1.58	BIF(30% Sulfides)-Basalts
	Incl.137.9	141.9	4.0	1.69	Wacke
	and 145.8	147.8	2.0	2.62	Wacke
PLE-04-82	51.5	70.15	18.65	0.72	Basalts+/- BIF
	197.0	215.5	18.5	0.52	BIF +/- Basalts

Furthermore, seven holes (totalling 1,049 meters) were drilled over a distance of 8 kilometers along the regional structural corridor in order to test several geophysical and geological targets. These holes confirmed that the host corridor remains a fertile gold structure outside the Orfée and Orfée Est zones because many holes have intersected low-grade, mineralized zones over metric to plurimetric widths. Additional work is also planned for 2004.

Expenditures for exploration work done by the Company are as follows:

- For the fiscal year ended May 31, 2003: $334,398
- For the fiscal year ended May 31, 2004: $221,657

The Éléonore Property

The Éléonore project is located in the Ell lake area, in the eastern part of the Opinaca reservoir, approximately 320 kilometers north of the town of Matagami in the James Bay region. The property is accessible by the James Bay paved road, at the kilometer marker 395 where a 60-km gravelled road gives access to the Opinaca reservoir. A last distance of 35 kilometers by boat leads to the property. This property consists of 337 designated claims totalling 17,611 hectares.

The Opinaca reservoir region is the host to intrusive granodioritic and dioritic rocks in contact with basalts and conglomerates. This assemblage is part of the Opinaca volcanic Archean belt, which stretches out over 25 kilometers long by 3-4 kilometers wide.

Reconnaissance work allowed for reevaluation of the Ell showing, a former copper showing discovered by Noranda in 1964, and led to the discovery of several new Au-Cu-Ag showings probably associated a porphyric-type mineralized system. A series of mineralized corridors has been outlined within dioritic to tonalitic intrusions. These corridors are characterized by stockworks of veinlets mineralized in chalcopyrite and gold. The mineralization is laterally followed over 150 meters and is open in all directions. The northernmost and southernmost corridors are 600 meters apart from one another. Sampling of these mineralized corridors has returned values of up to 1.19% Cu, 359 ppb Au, 10.1 g/t Ag over 8.0 meters in channels, and more locally values of up to 2.74% Cu, 19.3 g/t Au in grab samples. Mineralized and partially rounded erratic blocs, found 300 meters away from the mineralized corridors, have returned up to 10.4% Cu. 21.7 g/t Au, and 68 g/t Ag.

A MAG-IP ground survey was carried out in the winter of 2002 in the area of the main showing and additional prospecting and mapping work was completed in the summer of 2002. Several new Au-Cu-Ag occurrences were discovered in the dioritic intrusion increasing the known extent of the mineralized system by another 2 kilometers to the northeast. More importantly the program led to the discovery of a 2 m3 erratic angular boulder of quartzo-feldspathic metasediment with disseminated arsenopyrite and pyrrhotite. The bloc graded 22.9 g/t Au in analysis. Resampling of the boulder yielded 13.9 g/t Au. The nature of this boulder and the glacial train of the area suggested that the source area of this erratic float was a few kilometers to the northeast along the contact zone between the dioritic intrusion and a package of quartzo-feldspthic sediments lying directly north of it.

The summer-fall 2003 program was designed specifically to locate the source area of the 22.9 g/t Au metasediment boulder. A new grid was cut on the northwest and north shores of Ell Lake and was covered with ground magnetic (81 km) and IP survey (65 km) on 200 m spaced lines. A soil geochemical MMI orientation survey was also conducted. A new phase of prospecting and reconnaissance mapping was followed by mechanical trenching, using a special backhoe brought in by helicopter, in order to test several geological, geophysical, and geochemical targets. The program was successful at identifying on the north shore of Ell Lake the probable source area of the boulder, within a sedimentary package located directly at the northern margin of the Ell Lake dioritic intrusion. Many additional boulders of metasediments with disseminated arsenopyrite and pyrrhotite mineralization were discovered over a perimeter of roughly 2 km x 4 km. Several of these boulders returned anomalous gold values above 500 ppb, with some yielding economic grade values as high as 18.65 g/t Au. Moreover, the same type of mineralization was also exposed in outcrops and trenches within the same perimeter. Mineralization exposed in bedrock was not always anomalous in gold but grab sampling returned several gold values above 1 g/t Au up to a maximum of 29 g/t Au, while channel sampling yielded anomalous to subeconomic grade gold values over metric to decametric widths (including 0.81 g/t Au over 37 meters and 2.42 g/t Au over 5.25 meters). Results of the summer-fall 2003 program are reported in the following tables:

Table 1: Best Float Sampling – Summer-Fall 2003

Sample	X	Y	Au (ppb)	Au (g/t)	Ag (PPM)	Cu (PPM)	As (PPM)	Bi (PPM)	Sb (PPM)	Description
84861	425702	5836042	557	0.58	33.9	>10000	22	72	-10	I2J
84862	425702	5836042	557	0.58	35.3	>10000	20	75	-10	I2J
84707	425855	5836998	3666	3.77	20.5	10855	33	25	-10	I2J Si+ Py (2-5%)
84590	423739	5835892	3189	3.29	13.5	7463	88	266	-10	massive sulfides
84702	424174	5836592	1603	1.68	4.6	1007	81	-10	-10	M1 (I2J) Py (2-5%)
84666	424046	5836162	2026	2.06	10.1	696	146	36	-10	Py(50-60%) (Cp)
84699	426355	5837638	998	1.06	1.3	604	57	18	-10	M1 (I2J) Py (5%)
84863	425746	5836086	691	0.75	1.5	506	16	-10	-10	I2J, 1%py, 2%cp
84671	424033	5836135	1710	1.65	2.5	376	98	15	-10	I2J Py (2-5%) (Cp)
84701	424189	5836619	547	0.55	0.4	284	11	-10	-10	(I2J) Py (10-20%) (Cp)
84680	424434	5836577	640	0.69	0.3	170	19	-10	-10	M1 (I2J), Py (2-5%)
84684	424226	5836652	642	0.69	1.0	164	49	13	-10	I2J (M1) Py (1-2%)
84954	425466	5839696	2164	2.3	0.9	151	65	-10	-10	I2J, +py+as
84757	424734	5838912	626	0.65	1.4	127	17370	11	-10	v. QzAsp(5-10%)(CpSp)
84685	424207	5836650	592	0.55	0.5	104	20	-10	-10	M4 Py (tr)
84721	424762	5838982	8606	8.33	1.0	69	9068	-10	49	M4 Asp (1-5%)(PyCp)
84601	423048	5835575	4849	4.73	0.9	69	19	-10	-10	M1, tr PY, CP, AS
84810	426380	5838560	18652	19.03	0.7	65	8826	-10	181	M4 4%AS, 2%PY
84955	424728	5838995	3086	3.22	1.2	59	3167	-10	-10	I2J?? +py+as
84691	426288	5839817	1163	1.2	1.0	57	146	-10	-10	M4 Bo Py(10-20%)
84720	424762	5838982	7372	7.78	0.5	45	18800	-10	84	M4 Asp (1-5%)(PyCp)
84692	426964	5838843	1739	1.75	0.3	26	20	-10	-10	M4 Bo Py
84956	423992	5838871	4629	4.77	1.3	14	69	-10	-10

Table 2: Outcrops Sampling – Summer-Fall 2003

Table 3: Best Channel Sampling Results – Summer-Fall 2003

An IP survey (29 km) and a Max-Min survey (26.7 km) were carried out in the winter of 2004 to mainly cover some targets under the water of Ell Lake. Furthermore, an airborne MAG survey totalling 45 km2 covered the north contact of the diorite of Ell Lake and the sedimentary sequence immediately north.

Prospecting and hand stripping initiated at the beginning of the summer of 2004 have revealed a new mineralized outcrop, called Roberto showing, that has returned very encouraging preliminary results. Two channels made perpendicular to the mineralized structure returned very interesting results. The first channel contains 4.29 g/t Au over 12.0 m, including 6.16 g/t Au over 5.0 m. The channel starts in the mineralization that remains open to the south and laterally in the east and west extensions. The second channel, made a few meters east of the first one, yielded 15.82 g/t Au over 3.0 m. Here again, the channel starts in the mineralization. Furthermore, three grab samples collected a few meters west of the first channel have graded 10.22 g/t Au, 16.43 g/t Au, and 80.70 g/t Au respectively. Another mineralized outcrop was also discovered 75 meters north-west of the Roberto showing. The outcrop (TR-04-38) consists essentially in an altered and mineralized sediment of the same type as the Roberto showing but with less intense silicification. A channel on this outcrop reported 7.12 g/t Au over 2.0 m. This time the mineralization is open to the north and to the east and west lateral extensions. The Roberto showing and its surroundings will be the object of additional mechanical stripping and sampling in the fall of 2004.

Expenditures for exploration work done by the Company are as follows:

- For the fiscal year ended May 31, 2003: $89,240
- For the fiscal year ended May 31, 2004: $616,160

The Coulon Property

The Coulon property consists of 1,008 claims covering a surface area of approximately 500 km2, located about 15 kilometers north of the Fontanges Airport, in the Caniapiscau region, James Bay. The property is 100%-owned by Virginia but in accordance with an agreement signed on June 15, 2004, Noranda Inc. owns the option to acquire a 50% interest in return for exploration expenditures totalling $8 million and for payments of $250,000 over a 7-year period.

The Coulon project comes from a regional reconnaissance survey carried out by Virginia in the summer of 2003 within the Coulon and Pitaval Archean volcanic belts. These almost unexplored belts are located in the La Grande-Goudalie assemblage of the Superior Archean Province and are characterized by the abundance of metabasalts with lesser quantities of metasediments and felsic volcanics.

Reconnaissance work performed in the summer of 2003 has exposed many new polymetallic showings within volcano-sedimentary rocks. The most interesting, the Dom showing, is of volcanogenic type and is developed in the south part of the Coulon belt, within an altered bimodal volcanic sequence, containing sillimanite-bearing felsic schists and a highly altered anthophyllite-sulfides horizon. Seven blasted excavations done over a lateral distance of 250 meters along the anthophyllite horizon have exposed a mineralization consisting of decimetric to plurimetric stringers and lenses, containing variable proportions of pyrrhotite and pyrite, sphalerite, galena and chalcopyrite. Selected samples collected in these excavations have returned values of up to 22.37% Zn, 4.77% Pb, 1.62% Cu, 482 g/t and 482 ppb Au.

In the north part of the belt, a series of chalcopyrite-bearing outcrops extend parallel to the foliation over a lateral distance of 1.2 kilometers. This zone called Julie-Sig, is confined in a metric to plurimetric horizon of quartzo-feldspathic mylonite developed inside metabasalts. Best results in selected samples have reached 8.71% Cu, 425 g/t Ag, 0.2% Zn and 0.5% Pb. These results justified a vast airborne EM-Mag survey covering 2,789 linear kilometers that was conducted in the fall of 2003 with the VersaTEM system. Subsequently an important exploration program was undertaken in the winter of 2004 in the DOM showing area, including line cutting (150.7 km), magnetic surveys (150.7 km) and Max-Min (130.5 km) as well as a drilling program of 17 holes totalling 2,400 meters.

Eight holes (CN04-01 to 06 and CN04-16 and 17) have tested between lines 3+00N and 5+00N the shallow depth extension of the DOM zone. These holes have intersected metric to decametric zones of disseminated, semi-massive and massive sulfides within a bimodal volcanic sequence displaying intense muscovite, anthophyllite, tremolite, chloritoïd and sillimanite alterations, typical of metamorphosed volcanogenic systems. The thickness of this alteration zone reaches more than 60 m in some areas.

Hole CN04-17 yielded the best intersection, which has graded 9.94% Zn, 2.12% Pb, 96.38 g/t Ag, 0.73% Cu over 19.5 m, including 15.39% Zn, 3.12% Pb, 117.17 g/t Ag, 0.46 % Cu over 10.5 m. This intersection comes from a main massive-sulfide lens varying from a few meters to about 20 meters in thickness. The mineralized system of the DOM zone is associated with an EM conductor of 300 meters long and remains open laterally and at depth.

Furthermore, another area with typical volcanogenic alteration and mineralization was outlined by drilling about 1 km north of the DOM zone. In that area, nine holes (CN04-07 to 15) totalling 1,342 m were drilled to test EM conductors between lines 13+00N and 21+00N. In a general way, mineralized intersections obtained in that area consist of disseminated, semi-massive, and stringer sulfides, rich in pyrrhotite-pyrite with chalcopyrite and more locally sphalerite, associated with hydrothermal alteration typically containing anthophyllite, muscovite, sillimanite, diopside, cordierite and talc. This system of alteration and mineralization, reminiscent of the classical pipes underlying volcanogenic massive sulfides deposits, is developed more intensively on lines 17+00N and 18+00N.

The best mineralized intersection comes from hole CN04-08 (L17+00N), which intersected from 123.67 to 161.80 m a disseminated to semi-massive sulfide zone that has graded 1.31% Cu, 12.63 g/t Ag, 0.59% Zn, 113 ppb Au over 38.13 m (real thickness estimated to over 20 m), including 2.02% Cu, 21.12 g/t Ag, 0.33% Zn, 170 ppb Au over 11.13 m. Hole CN04-09 (L18+00N) intersected an alteration zone of more than 60 m thick, including a mineralized zone grading 0.51% Cu, 14.42 g/t Ag, 0.08% Zn, 147 ppb Au over 11.98 m. The other holes drilled in that area have intersected narrower alteration and mineralization zones (generally less than 10 m) but the alteration and mineralization system remains open in all directions. It was traced towards south up to line 13+00N (hole CN04-10). Holes drilled further to the north between lines 19+00N and 21+00N have tested another EM conductor and have intersected horizons of fine grain sediments (possibly exhalite) with pyrrhotite, pyrite and sphalerite locally and very few alterations, interpreted as being the distal portion of the hydrothermal system.

Complete results of the winter 2004 drill program are reported in tables 1 and 2.

Table 1: DOM Zone – Winter 2004 Results

Table 2: DOM Nord Zone - Winter 2004 Results

Another exploration program was initiated beginning in the summer of 2004 and will consist of mechanical stripping, geological mapping, pulse-EM and Deep-EM geophysical surveys as well as additional drilling.

Expenditures for exploration work done by the Company are as follows:

- For the fiscal year ended May 31, 2003: $0
- For the fiscal year ended May 31, 2004: $1,294,938

The Corvet Est Property

The Corvet Est property, which was staked by the Company in the fall of 2002, is located approximately 50 kilometers south of the LG-4 airport, in the James Bay area. The property can be accessed by helicopter and floatplane and consists of 88 designated claims covering a surface area of 4520 hectares.

The property is positioned within the Lac Guyer Archean belt in the Superior Province of the Canadian Shield. The Lac Guyer belt is a segment of the vast La Grande belt, which extends over about 350 kilometers, according to a E-W direction and which separates the Bienville granitoids from the La Guiche sediments.

The property was acquired as a result of a prospecting and regional reconnaissance program conducted in the summer of 2002, which has exposed many rock samples anomalous in gold (500 ppb – 3 g/t Au) within the volcanic sequence in the Corvet Est area. Subsequent prospecting work performed in the summer of 2003 led to the discovery at surface of two new significant auriferous structures called the Contact and Marco zones.

The Contact zone consists of a silica-altered geological contact mineralized in disseminated arsenopyrite (<10%), which was followed laterally over more than one kilometer. Mineralization of a metric thickness returned values of up to 30 g/t Au in selected samples and of up to 6.74 g/t Au over 2 m in channels.

The Marco zone, located more than one kilometer NE, was followed laterally over about 150 meters and consists of metric to plurimetric zones of arsenopyrite disseminations (< 5%) within altered felsic volcanics (microcline, biotite, tourmaline, garnet, magnetite, sericite). Mineralization has returned values varying from 2.7 to 56 g/t Au in selected samples and up to 3.79 g/t Au over 5.2 meters in channels. These results justified the carrying out in December 2003 of a program of line cutting (68.8 km) and magnetic and IP surveys for 68.8 km and 33.9 km respectively.

A drill program of 21 holes (2,499 m) was conducted in the winter of 2004 in order to test mainly the Contact and Marco zones. A total of 9 holes (CE-04-01 to 06, CE04-18 and 19 and CE04-21) have tested the Marco zone over a lateral distance of approximately 200 meters and to a vertical depth of 130 meters. All these holes have intersected the Marco zone, a plurimetric to decametric structure hosting several zones of finely disseminated sulfides (up to 10% arsenopyrite-pyrite-pyrrhotite) associated with a felsic rock highly altered with microcline, tourmaline, garnet, biotite, magnetite, and sericite. The Marco zone, N325º oriented and dipping 80-85º towards north, is open in all directions. Visible gold grains were observed in holes CE-04-01, 02 and 18.

The best intersection in the Marco zone comes from hole CE04-18, which has intersected 5.12 g/t Au over 13.4 meters (true thickness of 8.0 m), including 7.04 g/t Au over 8.0 meters (true thickness of 4.8 m) to a vertical depth of 130 meters. Hole CE04-02 has also reported interesting results with an intersection grading 10.21 g/t Au over 3.0 meters (true thickness of 1.8 m). Other holes have returned anomalous to subeconomic gold values over plurimetric to decametric thicknesses.

The Marco zone is associated with a magnetic anomaly followed over more than 3 kilometers laterally on the property. Hole CE-04-16 has tested this anomaly located 700 meters west of the Marco zone. This hole has intersected a zone of mineralization and alteration very similar to the Marco zone, which has graded 1.32 g/t Au over 7.75 m.

A total of 9 holes (CE-04-08 to 15 and CE-04-20) have tested the Contact zone over a lateral distance of 2.3 km. These holes all have intersected the Contact zone, a metric to plurimetric, gold-bearing structure developed within a sequence of basalts and biotite schists, injected with thin QFP dykes. Mineralization consists of arsenopyrite and pyrite disseminations (<10%) and is associated with intense alterations of biotite, microcline and garnet. The best gold intersection was obtained in hole CE-04-14 (L13+25E), which has graded 10.29 g/t Au (cut) over 4.75 m. The Contact zone remains untested by drilling, on both sides of this intersection, over more than 600 m towards the west and over more than 1.2 km towards the east. Promising results were also obtained on line 5+25E, more than 800 m west of hole CE-04-14. The best intersection on this line is in hole CE-04-11, which has graded 5.49 g/t Au (cut) over 6.0 m, including 9.25 g/t Au (cut) over 3.2 m. The two other holes drilled on the same section have also returned interesting results: 1.23 g/t Au over 5.6 m (CE-04-10) and 15.79 g/t Au over 1 m (CE-04-20). Holes CE-04-08 and 09 (L2+20E), CE-04-12 and 13 (L7+00E) and CE-04-15 (L25+70E) have also intersected the Contact zone but have returned subeconomic values over metric intervals. The Contact zone is associated with a linear IP anomaly that extends towards east and west on both sides its drill tested portion. Complete drill results of this program are reported in the following table:

Drill Results – Winter 2004

ANALYSIS			
Hole	**Line**	**Station**	**Length (m)**	**Azimuth**	**Dip**	**From**	**To**	**Length (m)**	**Au (g/t)**
Marco Zone									
CE-04-01	27+78E	9+64N	83,2	N210	-45	44.0	51.0	7 (5.5*)	1.82
CE-04-02	27+78E	9+64N	113	N210	-60	55.0	76.0	21 (11.0*)	2.27
						incl. 73.0	76.0	3 (1.8*)	10.21
CE-04-03	28+82E	9+50N	112,5	N210	-45	70.0	77.0	7 (6.0*)	2.13
CE-04-04	28+82E	9+50N	134	N210	-60	58.8	61.4	2.6	1.75
						86.0	109.7	23.7 (15*)	1.22
						incl. 96.0	97.0	1.0	6.01
CE-04-05	29+32E	9+38N	122	N210	-60	46.0	49.0	3.0	2.96
						65.55	74.0	8.45	1.26
						81.0	83.0	2.0	5.08
CE-04-06	27+25E	9+75N	74	N210	-60	32.0	35.0	3.0	0.63
CE-04-18	27+88E	8+09N	248	N030	-45	183.6	197.0	13.4 (8.0*)	5.12
						incl. 187.0	195.0	8.0 (4.8*)	7.04
CE-04-19	28+30E	9+85N	146	N210	-45	89.0	112.0	23.0 (17.25*)	1.06
						incl. 89.0	92.0	3.0 (2.25*)	3.22
CE-04-21	28+30E	10+36N	215	N210	-45	151.0	157.0	6.0	1.48
Marco Extension									
CE-04-16	20+00E	10+47N	132	N210	-45	53.0	60.75	7.75	1.32
Contact Zone									
CE-04-08	2+20E	0+25S	101	N210	-45	38.0	40.0	2.0	0.42
CE-04-09	2+20E	0+35N	104	N210	-60	34.0	35.0	1.0	1.92
CE-04-10	5+25E	0+15N	77	N210	-45	35.0	40.6	5.6	1.23
CE-04-11	5+25E	0+15N	97	N210	-60	32.0	38.0	6.0	5.49 (cut**)
						incl. 32.8	36.0	3.2	9.25 (cut**)
CE-04-12	7+00E	0+25N	80.2	N210	-45	32.7	33.0	0.3	2.13
CE-04-13	7+00E	0+25N	103.8	N210	-60	37.7	38.0	0.3	2.88
						47.0	48.0	1.0	2.81
CE-04-14	13+25E	0+38N	101	N210	-54	89.0	93.75	4.75	11.8 (uncut)
						89.0	93.75	4.75	10.29 (uncut)
CE-04-15	25+70E	2+50N	101	N210	-50	13.0	13.5	0.5	3.43
CE-04-20	5+25E	0+75N	122	N210	-45	76.0	77.0	1.0	15.79
Other Targets									
CE-04-07	29+00E	25+10N	143	N210	-45	No significant value			
CE-04-17	27+88E	8+05N	89	N210	-45	46.0	47.0	1.0	1.23

* True thickness

** Includes a very high gold value over 30 cm cut

Another exploration program was initiated at the beginning of the summer of 2004. Line cutting (38.4 km) and MAG and IP surveys for 38.4 km and 16.5 km respectively will soon be completed and will be followed by a program of mechanical stripping, geological mapping and drilling.

Expenditures for exploration work done by the Company are as follows:

- For the fiscal year ended May 31, 2003: $0
- For the fiscal year ended May 31, 2004: $666,432

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

In connection with this alliance, Noranda and the Company entered into two agreements signed in June and December 2001. Pursuant to these agreements, among other things, Noranda invested an aggregate of $1.45 million in the Company by purchasing a total of 966,666 of the Company’s common shares at a price of $1.50 per share in two private placements. The net proceeds allowed for the completion of six MegaTEM airborne surveys, covering 5,570 km2 in northern Québec. These agreements also grant Noranda the right to acquire a 55% interest in any targets generated by this work program. Noranda has since transferred its interest in these two agreements to its affiliate Novicourt Inc. (60% owned by Noranda). In August 2002 a third agreement was signed between Virginia and Novicourt and four new airborne surveys, covering a surface area of 3,493 square kilometers, were carried out based on a ratio of 51% for Novicourt and 49% for Virginia. Noranda remains the operator of the project and retains the right to buy back 35% of Novicourt’s interest on any major discovery (> 10 million tonnes) resulting from the strategic alliance.

To date more than 235 claims blocks covering 622.47 km2 have been acquired by the partners. Ground follow-up (geophysics, prospecting, drilling) is currently in progress and will continue throughout 2004. To date 138 holes totalling 29,871 meters have been drilled to test MegaTEM anomalies. Most anomalies were explained by the presence of conductive barren sulfides (Po-Py) but work led to the identification of an area that has not been much explored, which presents a good potential for volcanogenic massive sulfide deposits (VMS). In the area of anomaly BER-101, hole BER-101-03-01 has intersected a volcanic sequence of andesitic lava, rhyolitic flows and tuffs where the rhyolite/basalt contact is very much altered in chlorite-sericite over a thickness of approximately 40 meters. The contact zone, which is enriched with sulfides and characterized by chalcopyrite-sphalerite stringers, has returned an anomalous intersection of 0.47% Zn, 0.06% Cu, 0.08% Pb and 30.5 g/t Ag over 38.9 meters (including: 0.68% Zn, 0.19% Cu, 0.23% Pb, and 208.3 g/t Ag over 3.3 meters). Hole BER-101-03-03, located 100 meters west of BER-101-03-01, has intersected two mineralized stringer zones in altered felsic rocks. The first zone returned 0.70% Zn over 27.8 meters, including 1.55% Zn – 0.12% Pb over 6.0 meters. The second zone returned 0.60% Zn – 0.15% Pb – 29.8 g/t Ag over 43.0 meters, including two richer intervals grading 0.54% Zn – 0.26% Cu – 0.44% Pb – 82.5 g/t Ag over 8.2 meters and 1.33% Zn over 7.2 meters. Seven other holes were drilled to test the extensions of these zones and have not reported as significant values as the others.

A new sedimentary horizon highly anomalous in Zn-Pb has also been identified in another region using the MegaTEM survey. Indeed, a horizon of sediments at times graphitic and containing fine disseminated pyrite and sphalerite has returned 0.31% Zn, 0.07% Pb over 21 meters (best value 2.28% Zn over 1 m). This mineralized horizon is part of an extended conductor that can be followed over more than 3 kilometers. A few additional holes were drilled but no significant mineralization was reported.

In a third area, hole GUY-05-03-01 has intersected a mineralized zone grading 0.2% Cu and 0.7% Zn over 17.0 meters (including 0.64% Cu, 1.02% Zn and 13.8 g/t Ag over 2.3 m and 0.34% Cu, 4.29% Zn and 8.3 g/t Ag over 0.85 m) in a sequence of altered felsic rocks. Subsequent holes drilled on this showing failed at identifying more consistent zones.

Many other MegaTEM targets will be evaluated in more detail through ground geophysics, prospecting and drilling in the following 12 to 18 months.

Expenditures for exploration work done by the Company are as follows:

- For the fiscal year ended May 31, 2003: $1,357,141
- For the fiscal year ended May 31, 2004: $510,255

The Lac Noella Property (formerly Caniapiscau)

The Lac Noella Property is located in the center of Québec, about 100 kilometers southwest of the Caniapiscau Reservoir and covers a surface area of 202.66 km2. The property is 100% owned by the Company. Cambior retains a 1% royalty (NSR) of which half may be bought back any time by the Company for $500,000.

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

The program also led to the exposure of another significant gold zone (Bourdon) in a new area, around one kilometer north-east of the Bear sector. The Bourdon showing lies in a chert-silicate-graphite, laminated iron formation of more than 10 meters thick, which could represent a facies lateral variation of the Bear iron formation. Trenches also allowed for extension of the mineralization of the Dead Mouse showing. However, gold values were lower in this latter area.

Highlights of the program are shown in the following table.

* All samples have been analyzed by fire assay and gravimetric finishing at ALS Chemex Chimitec laboratory of Rouyn-Noranda

A program of 34 short holes totalling 1,821 meters was carried out in February and March 2003 to test at shallow depth many of these gold zones as well as some unexplained IP anomalies. The best results from the drilling were NO-03-08A that reported 23.15 g/t Au over 0.95 meters (or 12.47 g/t Au over 1.95 meters) directly under trench TR02-43, which returned 18.36 g/t Au over 1.2 meters and 5.84 g/t Au over 1.2 meters in channel sampling. The other holes that tested auriferous surface zones and the geophysical anomalies returned several sub-metric to metric intersections with anomalous to sub-economic values. Results of the drill program are shown in the following table:

A mechanical stripping and geological mapping program was carried out in the fall of 2003 to better understand the geological setting of the mineralized showings but the program failed at outlining new drill targets.

Expenditures for exploration work done by the Company are as follows:

- For the fiscal year ended May 31, 2003: $702,798
- For the fiscal year ended May 31, 2004: $300,009

The Chute-des-Passes Property

The Chute-des-Passes project comprises an area of 70 km2, in the Lac-à-Paul area, 140 kilometers north of the city of Chicoutimi, in the Saguenay-Lac-Saint-Jean area.

The Company holds 50% of the rights on 438 claims and no royalties are associated with them except for 18 that are subject to a 1% NSR royalty for the benefit of the Fonds Minier du Saguenay-Lac-Saint-Jean. Pursuant to an agreement dated August 30, 1999, SOQUEM was granted the option of acquiring a 50% interest in the property in consideration for $625,000 in exploration work over a period of three (3) years and a payment of $12,848. SOQUEM acquired its 50% interest in the property in winter 2003 and the project is now a 50-50 partnership.

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

This was followed by additional line cutting as well as ground magnetic and electromagnetic surveys during the winter of 1998.

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

The resampling of certain drill holes performed in 1997 has also demonstrated that some lithologies contain an interesting potential in apatite-ilmenite. Best results are 7.56% P2O5 – 9.65% TiO2 over 117.86 meters (hole MAN-97-01) and 8.99% P2O5 – 9.42% TiO2 over 41.09 meter (hole PAU-97-02).

Within the framework of the Ni-Cu-Co phase, three drilling programs were carried out on the property in June 2000 (14 holes for 1,350 m), in October 2000 (12 holes for 1,380 m) and in June 2001 (11 holes for 1,192 m).

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

Another diamond drill program of 1085 meters was carried out in May 2004 on the MHY grid. Six new holes (1279-04-46 to 51 inclusive) were drilled in the area of hole 1279-03-40 and hole 1279-03-39 from the 2003 campaign was extended. The main goal of that program was to evaluate laterally and at depth the extension of zone in hole 1279-03-40, which is 10.25 meters thick (1.03% Ni and 0.8% Cu over 10.25 m, including 1.06% Ni and 2.75% Cu over 1.5 m) while trying to increase the volume. Holes 1279-04-47 to 50 have traversed only thin horizons, which neutralize the potential for volume in that area. Other holes also indicate the presence of thin horizons, suggesting that most of the structure remains thin from an economic point of view.

Expenditures for exploration work done by the Company are as follows:

- For the fiscal year ended May 31, 2003: $1,367
- For the fiscal year ended May 31, 2004: $62,007

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis should be read in conjunction with the audited financial statements of the Company for the fiscal years ended May 31, 2004, 2003 and 2002, and related notes thereto included herewith and with the selected data set forth in Item 3 above. The audited financial statements for the Company have been prepared in accordance with Canadian generally accepted accounting principles. Except as described in Note 18 to the audited financial statements, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amount of assets and liabilities reported in the financial statements. Those estimates also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the years. Significant estimates include the carrying value of mining properties, as well as certain mining-related tax credits and certain accrued liabilities. Actual results could differ from these estimates. In particular, the Company believes that it has applied a conservative estimate for valuing its mining properties and any revision to the estimate would result in an increased amount recorded in its financial statements as to the valuation of these properties.

A. Operating Results

Fiscal Year Ended May 31, 2004 Compared to Fiscal Year Ended May 31, 2003

The Company realized a net loss of $225,214 for the year compared to $1,540,388 for the preceding year. Interest revenue rose by over 23% during the year, from $520,078 to $641,986. This difference can be explained by increased investment in bonds and other interest-bearing securities (see Note 3 of the financial statements). The Company also receives fees for its role as the operator of projects in partnership. These fees decreased from $186,923 in fiscal 2003 to $117,463 in fiscal 2004. The $69,460 decrease is primarily accounted for by Placer Dome abandoning the Fosse Pt-Pd project, the abatement of work on the Poste Lemoyne Extension with TGW Corp. and the Company’s acquisition in January 2004 of Billiton Resources Canada Inc.’s 50% interest in the Lac Gayot project, meaning that the Company receives a fee from Billiton Resources Canada for operating this project on only 50% of expenses.

The rise in professional fees (from $122,986 in fiscal 2003 to $193,802 in fiscal 2004) stems from accounting of fair value of stock options granted during the year, reflecting the Company’s implementation, effective June 1, 2003, of amended standards of the Canadian Institute of Chartered Accountants (Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”) which require that compensation costs arising from all types of stock-based payments to directors, executives, employees and non-employees, including stock options, be accounted for in the financial statements using the fair value-based method. Management fees increased by nearly 50% during fiscal 2004, from $144,792 in fiscal 2003 to $216,080 in fiscal 2004. These fees relate to a percentage of general exploration costs incurred by the Company. The rise in general exploration expense, from $216,999 in fiscal 2003 to $342,784 in fiscal 2004 is explained by an increase in the search for new projects with partner Billiton Resources Canada Inc.

The Company recorded costs for abandoned mining properties of $287,077 in fiscal 2004 compared to $1,179,571 in fiscal 2003. The latter reflected abandonment of 2 properties and reduction in surface area of nine other properties, as discussed below. The Lac à David property was abandoned in the second fiscal quarter along with the Tantale (Erlanson) property in the third fiscal quarter. During fiscal 2004, the Auclair, Payne Bay, Chutes-des-Passes, Kogaluk, La Grande Sud, Fosse Pt-Pd, Eastmain Ouest, Grenville and Lac Bonfait properties were partially abandoned.

Fiscal Year Ended May 31, 2003 Compared to Fiscal Year Ended May 31, 2002

Investment income has remained relatively stable over the past two fiscal years. The Company also receives fees for its role as the operator of projects in partnerships.

Professional fees increased from $75,215 in fiscal 2002 to $122,986 in fiscal 2003, mainly due to expenses incurred in connection with attempts to increase the Company’s investor base, as well as to implement new standards for stock option grants. Management fees decreased as a result of a diminution of $544,000 in exploration work and a reduction of 2.5% of the management fee maximum rate since June 2002. During the course of fiscal 2003, the Company increased its participation in gold shows and initiated a publicity campaign. During the year ended May 31, 2002, the Company expended $2,900,000 on MegaTEM surveys, which amount was accounted for in general exploration costs. As a result of these surveys, properties were acquired and thus subsequent expenses related to the acquired properties are capitalized rather than accounted for in general exploration fees. In May 2003, the Company sold 100% of its interest in the Sirmac property, for a profit of $21,726. An amount of $1,179,571 was written off in order to reflect the costs incurred by the abandonment of 12 properties and the reduction in surface area of nine other properties, compared to a write-off of $1,169,467 in fiscal 2002.

Exploration costs in fiscal 2003 ($2,801,479) were greater than in fiscal 2002 ($1,370,294), mainly as a result of exploration costs incurred with Noranda in the MegaTEM surveys.

B. Liquidity and Capital Resources

Overview

Historically, the Company has financed its activities by the issuance of common shares and share purchase warrants. The Company’s exploration budget for its fiscal year ending May 31, 2005 totals approximately $10 million, which includes $6 million to be spent by the Company and the remaining $4 million as contributions by the Company’s partners in the respective programs. The Company believes that it will have sufficient funds to meet these capital commitments. As to capital requirements over the longer term, the Company believes that its currently available funds will be sufficient for its planned exploration programs in the next few years. The Company plans to undertake new private placements of equity securities. The Company does not currently anticipate any deficiencies in long-term liquidity but if any such deficiencies arise, the Company would expect to raise additional funds through private placements of its shares as it has in the past, or through borrowings if share placements are not feasible. The Company might also farm out interests in certain of its properties to other exploration companies that would assume some of the exploration costs. In the event that changes in market conditions prevent the Company from receiving additional external financing if required, or if the Company could not raise exploration funds through farm-outs of its properties, the Company would be forced to review its property holdings and prioritize project exploration to fit within cash availability.

Fiscal Year Ended May 31, 2004 Compared to Fiscal Year Ended May 31, 2003

At May 31, 2004, the Company had working capital of $14,296,818, an increase of $1,139,514 from the start of the fiscal year. The Company also has an exploration funds of $4,628,904 that will finance exploration work in the coming year. The Company has no debt and working capital will cover the cost of current expenses as well as some exploration expenses in future years.

During November 2003, the Company announced that it had entered into an agreement with Westwind Partners Inc. pursuant to which the underwriters agreed to buy 3,500,000 units from the Company to sell by way of private placement at a price of $1.50 per unit for total gross proceeds of $5,250,000. Each unit comprised one common share of the Company along with half a warrant. Each whole warrant is exercisable for one common share of the Company for 18 months at $2.00 per share. In addition the Company granted Westwind Partners an option to purchase up to an additional 2,000,000 units exercisable at any time prior to the closing date. This option was exercised. The financing closed on November 28, 2003, with total gross proceeds aggregating $8,082,000, of which $575,330 was used to pay associated fees. The remaining $7,506,670 was added to the exploration fund. Also during fiscal 2004, 166,667 warrants were exercised for proceeds totalling $250,000 and 383,562 stock options were exercised for proceeds totalling $276,597.

Fiscal Year Ended May 31, 2003 Compared to Fiscal Year Ended May 31, 2002

At May 31, 2003, the Company had working capital of $13,157,304, an increase of $2,113,541 from the start of the fiscal year. This increase was generated mainly by tax credits and mining rights of $1,606,149. The Company also had exploration funds of $242,859 to be used to finance a portion of exploration work in fiscal 2004.

During the 2003 fiscal year, the Company completed five equity financings totalling $1,910,025, of which $1,600,000 were allocated for exploration work. Moreover, 438,921 stock options were exercised totalling $283,363. The financings were as follows: Two private placements were done with SIDEX, a Québec mining fund, the first for 600,000 units at $1.25 per unit for a total of $750,000 and a second for $500,000 representing 416,667 units at a price of $1.20 per unit. As to the first SIDEX private placement, each unit comprised one common share of the Company along with half a warrant. Each whole warrant gives SIDEX the right to subscribe for one common share of the Company at a price of $2.00 per share for a period of 18 months. As to the second SIDEX private placement, each unit comprised one common share of the Company along with one warrant. Each warrant gives SIDEX the right to subscribe for one common share of the Company at a price of $1.50 per share for a period of 18 months. Proceeds of the private placements were to be used for financing the second phase of the MegaTEM work program consisting of a ground follow-up of MegaTEM anomalies selected by Noranda, Novicourt and the Company as discussed above in “Item 4. Information on the Company -- D. Property, Plant and Equipment -- The MegaTEM and MegaTEM III Properties.”

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

D. Trend Information

The Company has incurred losses in each of the last five fiscal periods due to the lack of an operating property or other revenue generating activity. Management anticipates that net losses of the Company will continue for at least the next few years as a result of ongoing corporate general and administrative, exploration write-downs of mineral properties and deferred costs. Presently, the Company is in the exploration stage and there is no assurance that there exists a commercially viable ore deposit on any of its properties until further exploration is done and a comprehensive economic evaluation based upon that work concludes economic and legal feasibility. As well, a number of significant events must occur before commercial production at any property can begin. These include, but are not limited to, receipt of certain permits necessary to continue construction of the mine and commence operations. Even if the Company does commence production on any of its properties, there is no assurance that such mining activities will be profitable.

E. Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 20-F.

F. Tabular Disclosure of Contractual Obligations

The Company’s contractual obligations for future payments are summarized as follows, as of November 30, 2004:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 Year	1-3 Years
Lease	$79,104	$39,552	$29,664

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names and addresses of the directors and members of senior management of the Company, their positions and offices with the Company and their terms of office.

The individuals named below are not related by blood or marriage. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to below was selected as a director or member of senior management.

Name and Address André Gaumond Lac Beauport, Québec					Positions and OfficesWith the Company President and Chief Executive Officer Director		Term of Office June 1996 - presentMarch 1992 - June 1996 (President and Director of Old Virginia)June 1993 - June 1996 (President and Director of Diabior)
Claude St-Jacques Sillery, Québec					Director		June 1996 - presentNovember 1986 - June 1996 (Director of Old Virginia)
André Lemire Westmount, Québec					Director		June 1996 - present March 1993 - June 1996 (Director of Old Virginia)June 1994 - June 1996 (Director of Diabior)
Jean-Pierre Colin Mississauga (Ontario)					Director		June 1996 - presentJune 1994 - June 1996 (Director of Diabior)
Paul Archer St-Augustin de Desmaures, Québec					Director and Vice PresidentExploration and Acquisition		June 1996 - present
Edmond Legault (2) St-Sauveur, Québec					Director		(as of November 17, 2004) November 2004 - present
Gaétan Mercier Beauport, Québec					Chief Financial Officer and Secretary		December 2000 - presentJune 1996 - November 2000 (Controller)

(1) Mr. Colin resigned as a director of the Company effective November 17, 2004.

(2) Mr. Legault was elected a director of the Company at the Annual General and Special Meeting of Shareholders of the Company on November 17, 2004.

Each director is elected at the annual shareholders’ meeting to serve until the earlier of his replacement or election of a successor at a subsequent annual shareholders’ meeting.

André Gaumond has been President and Chief Executive Officer and a director of the Company since June 1, 1996. He was President and director of Old Virginia from 1992 and of Diabior from 1993, until the merger of Old Virginia and Diabior to form the Company in 1996. Mr. Gaumond received a degree in Geological Engineering from Laval University and a M.Sc. in Economic Geology from the École Polytechnique in Montreal. From 1987 to 1989, he was a mining analyst for various brokerage firms, and in particular Pemberton Securities Inc., Saumier Morrison & Associés Ltée, and Midland Walwyn Capital Inc. In 1989, he joined Groupe Corpomin Inc. as a technical and financial advisor. He is a director of Societe d’exploration Miniere Vior Inc. (“Vior”). Mr. Gaumond was President of the Association des prospecteurs du Québec for the year ended September 30, 1996. He has served as a director of SLC Capital Inc. since September 2003, and as a director of CMJ Capital Inc. since July 2004.

Paul Archer has been Vice-President, Exploration and Acquisitions and a director of the Company since June 1, 1996. A geological engineer with a masters degree in Earth Sciences, Mr. Archer has more than 20 years’ experience in the mining industry and more specifically in Archean gold and base metal exploration. His previous work experience was with various mining companies such as Shell Minerals, Noranda, Northgate Explorations, Westminer Canada, and, more recently, SOQUEM, where he was General Manager for northern Québec between February 1993 and March 1996. He was President of the Association des prospecteurs du Québec from September 1996 to September 1998.

Claude St-Jacques has been a director of the Company since June 1, 1996. He was a director of Old Virginia from 1986 and of Diabior from 1989. He graduated from Laval University in 1982 and has been involved in the mining industry ever since. Mr. St-Jacques was General Manager of the Association des prospecteurs du Québec from 1982 to 1984. He is Chairman of the Board and a director of Vior, and has served as a director of SLC Capital Inc. since September 2003.

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

Edmond Legault was elected a director of the Company at the Annual General and Special Meeting of Shareholders of the Company on November 17, 2004. Since 1999, he has been a consultant in the mining industry. From 1987 to 1992, he was Vice President of Operations of Procoloro Resources Inc., a junior mining company based in Colombia, South America, while also serving as President of two subsidiaries of Procoloro Resources: Procoloro Colombia Inc. in Colombia, and Lamid Inc. in Panama. From 1982-1986, he served as Mine Manager of the Selbaie Mine in Québec. He has received several awards for his achievements in the mine safety area. He has also been involved in advancement of mining technology, having participated in the development of new equipment with specific use in the mining field.

Gaétan Mercier has been Chief Financial Officer and Secretary since December 2000. He was the Controller of the Company from June 1996 to November 2000. He was Controller of Old Virginia and also of Diabior from 1989, until the merger of Old Virginia and Diabior to form the Company in 1996. He is currently Treasurer of Vior, and Controller and Secretary of Exploration Azimut Ltd. (“Azimut”). From 1983 to 1989, Mr. Mercier was chief accountant for Maranda Labrecque Ltée. He holds a Bachelor of Administration from Laval University in Québec City.

B. Compensation

Summary Compensation Table

The Summary Compensation Table below shows certain compensation information regarding André Gaumond, President and Chief Executive Officer, Paul Archer, Vice President - Exploration and Acquisition, and Gaétan Mercier, Chief Financial Officer and Secretary.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
André GaumondPresident and CEO	2004 2003 2002	140,808 (1) 133,962 (1) 114,738 (1)	-- -- --	23,400 (2) (3) --(2) --(2)	40,000 25,000 60,000 (5)	-- -- --	-- -- --	-- -- --
Paul Archer, Vice Pres. Exploration and Acquisition	2004 2003 2002	110,073 (1) 106,000 (1) 103,054 (1)	-- -- --	37,100 (3) 8,520 (3) 23,000 (3)	30,500 25,000 60,000	-- -- --	-- -- --	-- -- --
Gaétan Mercier, CFO and Secretary	2004 2003 2002	26,732 (4) 25,118 (4) 23,854 (4)	-- -- --	25,700 (3) 11,145 (3) 5,100 (3)	22,000 15,000 80,000	-- -- --	-- -- --	-- -- --

(1) Denotes funds received by Mincor Québec Inc. (“Mincor”), a management company owned by André Gaumond, and subsequently paid out to Messrs. Gaumond and Archer for professional services rendered. See “ -- Compensation of Directors.”

(2) During the fiscal years ended May 31, 2002, 2003 and 2004, amounts representing management fees of $237,423, $196,033 and $257,908, respectively, were received by Mincor from the Company.

(3) These amounts correspond to options exercised during the fiscal year ended May 31, 2004.

(4) Denotes the salaries paid by Gestion St-Pierre Inc. to Gaétan Mercier and then charged to the Company. The services rendered by Mr. Mercier are shared between the Company and other mining companies. The salary of Mr. Mercier is paid in proportion by each company. See “ -- Compensation of Directors.”

(5) During the fiscal year ended May 31, 2002, Mincor received options to purchase 125,000 common shares.

Option Grants in Last Fiscal Year

The table below shows information regarding grants of stock options made to Messrs. Gaumond, Archer and Mercier during the fiscal year ended May 31, 2004.

Name				Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise orBase Price ($/Security)	Market Value of Securities Underlying Options/SARson the Date of Grant ($/Security)	Expiration Date
André Gaumond				20,000 20,000	16.00% 15.44%	$0.90 $1.42	$0.90 $1.42	July 21, 2013 Jan. 12, 2014
Paul Archer				15,500 15,000	12.40% 11.58%	$0.90 $1.42	$0.90 $1.42	July 21, 2013 Jan. 12, 2014
Gaétan Mercier				12,000 10,000	9.60% 7.72%	$0.90 $1.42	$0.90 $1.42	July 21, 2013 Jan. 12, 2014
Options Exercised during the Most Recently Completed Fiscal Year and Fiscal Year End Option Values

Set forth in the table below is information concerning Common Shares acquired pursuant to exercises of stock options during the 12?month period ended May 31, 2004, by Messrs. Gaumond, Archer and Mercier, and by Mincor, a management company whose sole stockholder and director is Mr. Gaumond. The following table also summarizes the number of Common Shares of the Company covered by unexercised options under the Plan held by the foregoing, as at May 31, 2004.

Name					Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options/SARs at May 31, 2003 (#) Exercisable Unexercisable	Value of Unexercised in the Money Options/SARs at May 31, 2003 ($) Exercisable Unexercisable
André Gaumond					45,000	$23,400	972,512 / 0	463,194 / 0
Paul Archer					65,000	$37,100	361,959 / 0	156,045 / 0
Gaétan Mercier					42,500	$25,700	129,000 / 0	45,930 / 0
Mincor Québec Inc.					42,500	$28,275	158,000 / 0	74,620 / 0

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Compensation of Directors

During the last fiscal year, the non-executive directors received no remuneration other than the granting of stock options as follows:

						Number of Stock Options Granted	Exercise Price	Expiration Date
Claude St-Jacques						6,000 6,000	$0.90 $1.42	July 21, 2013 Jan. 12, 2014
Jean-Pierre Colin (1)						6,000 6,000	$0.90 $1.42	July 21, 2013 Jan. 12, 2014
André Lemire						8,000 8 ,000	$0.90 $1.42	July 21, 2013 Jan. 12, 2014

(1) Mr. Colin resigned as a director of the Company effective November 17, 2004. All of the above options granted to Mr. Colin have been exercised.

The Company paid $590,940 to Mincor during the fiscal year ended May 31, 2004, for its share of office rental, clerical, technical, exploration, office supplies, office and computer equipment, travel and investor relations representation. This amount is not remuneration but rather represents reimbursement of incurred costs to the management company.

The Company paid $104,112 to Gestion St-Pierre Inc. during the fiscal year ended May 31, 2004, for its share of office rental, clerical, technical, accounting and legal services, office supplies, computer and telephonic equipment. Of this amount, $8,878 is remuneration. The remainder is not remuneration but rather represents reimbursement of incurred costs to the management company.

The Company is a party to two service agreements, both dated June 1, 1996, which replace similar agreements to which the Predecessor Companies were parties. Pursuant to the first service agreement between the Company and Mincor, whose sole shareholder, director and Chief Executive Officer is Mr. André Gaumond, Mincor agreed to provide the Company with various administrative services, including office space and management, secretarial, public relations services and other technical services, in consideration of a monthly fee (currently $35,336 per month, including rental) and a management fee which until January 1, 2002 was equal to 7.5% of exploration expenses incurred by the Company and since then has been a variable rate of 3-5% of such exploration expenses. As of March 1, 2003, Mincor has provided office space to the Company under a separate agreement, expiring in August 2006. Monthly rental payments under this agreement were $3,025 initially with adjustment for inflation as of July 1 of each year of the agreement. As of July 1, 2004, the monthly rental payment was $3,296. Mincor in turn rents this space from Gestion St-Pierre.

Under the Mincor agreement, $989,655 was paid to Mincor for the 12-month period ended May 31, 2004, of which $398,716 was paid by Mincor to Mr. André Gaumond as his remuneration. $880,232 was paid to Mincor for the 12-month period ended May 31, 2003, of which $329,995 was paid by Mincor to Mr. André Gaumond as his remuneration. $876,506 was paid to Mincor for the 12-month period ended May 31, 2002 of which $352,161 was paid by Mincor to Mr. Gaumond as his remuneration. The first service agreement is renewable automatically on an annual basis unless terminated by 12 months’ notice. The monthly fees under this agreement are based on, among other things, office rental fees as adjusted each July 1, and remuneration for Messrs. Gaumond and Archer. As of June 1, 2004, the fee under the agreement was $35,336 per month. As of January 1, 2004, 2003 and 2002, respectively, the monthly fee under the agreement was $35,256, $33,484 and $30,291.

Pursuant to the second service agreement between the Company and Gestion St-Pierre Inc., whose principal shareholder and director is Mr. Claude St-Jacques, a director of the Company, Gestion St-Pierre agreed to provide the Company with accounting and legal services as well as the services of a receptionist. Under this agreement, $104,112 was paid to Gestion St-Pierre for the 12-month period ended May 31, 2004, of which $8,874 was paid by Gestion St-Pierre to Mr. St-Jacques as his remuneration. For the 12-month periods ended May 31, 2003 and 2002, respectively, the amounts paid to Gestion St-Pierre were $101,962 and $86,855. This second service agreement may be terminated upon six month’s notice. Gestion St-Pierre also provides office space for the Company indirectly through an agreement with Mincor. The office rental fees are charged to Mincor, which in turn charges the Company for the fees, as discussed above.

C. Board Practices

Each director is elected at the annual shareholders’ meeting to serve until the earlier of his replacement or election of a successor at a subsequent annual shareholders’ meeting.

No director of the Company is currently party to a service contract with the Company or any of its subsidiaries that provides for benefits upon termination of employment.

Audit Committee

The Company’s Audit Committee is composed of three outside directors, namely André Lemire, Claude St-Jacques and Edmond Legault (as of November 17, 2004). The mandate of this committee is to supervise the process concerning preparation of financial statements and participate in implementation of internal controls, and to consult with management and independent auditors on questions relating to the annual audit, public financial statements, accounting principles and application of auditing principles. This committee also assesses the independence of the auditors and presents to the Board its recommendations for the nomination of auditors. The audit committee may communicate directly with the Company’s internal and external auditors, to review specific issues with them.

Remuneration Committee

The Company’s Remuneration Committee is composed of three outside directors, namely André Lemire, Claude St-Jacques and Edmond Legault (as of November 17, 2004). This committee reviews all current and prospective senior management and determines appropriate remuneration for these persons, taking into consideration their performance, competence and experience. The committee reviews candidates for director positions, for presentation to the full Board. The remuneration committee also determines the option grants to be made to the Company’s directors under the Company’s stock option plan, taking into consideration the Company’s size, the time allocated to the Company, and the practices of similarly-sized resource exploration companies.

D. Employees

At May 31, 2004, the Company had 17 employees dedicated pursuant to the Company’s management contracts with Mincor and Gestion St-Pierre. All of the employees are based in Canada. Total employees at May 31, 2003 and 2002 were 14 and 17, respectively. The employees’ main categories of activity at May 31, 2004 were as follows: 3 performed senior management or corporate executive functions, 4 were office staff and 4 were geologists. None of the Company’s employees belongs to a labor union. The Company has 6 temporary employees.

E. Share Ownership

The following table sets forth the share ownership of those persons listed (or whose compensation is otherwise disclosed) in subsection 6.B above, including Mincor, a management company whose sole stockholder and director is Mr. Gaumond, and includes details of all options or warrants to purchase shares of the Company held by such persons:

Name			Number of Common Shares	Number of Common Shares Subject to Option	Beneficial Ownership Percentage (1)	Purchase Price (if any)	Exercise Price	Expiry Date
André Gaumond			269,788	60,000 47,500 27,500 32,786 40,984 22,400 65,442 26,310 50,500 80,000 12,500 50,000 10,000 54,500 2,500 40,000 10,000 30,000 40,000 30,000 30,000 30,000 30,000 30,000 25,000 20,000 20,000 20,000 _______ 937,922	3.3%	N/A	$0.64 0.70 0.84 0.87 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.52 0.43 0.71 0.77 0.70 0.60 0.77 0.88 0.90 1.42 1.23
11 /29/04
1/6/05
8/7/05
8/7/05
11/17/05
11/17/05
4/1/06
4/1/06
9/10/06
11/27/06
2/4/07
4/18/07
4/22/07
7/21/07
12/15/07
6/15/08
10/8/08
6/4/09
9/17/09
2/9/10
6/8/10
2/6/11
7/3/11
1/30/12
7/26/12
7/21/13
1/12/14
7/18/14

Mincor Québec Inc.(wholly-owned by André Gaumond)			528,721	20,000 55,000 35,000 20,000 _______ 130,000	1.8%	N/A	$0.71 0.77 0.70 0.60	2/9/10 6/8/10 2/6/11 7/3/11
Claude St-Jacques			142,142	6,250 10,245 8,197 5,000 12,500 10,000 5,000 7,500 2,500 5,000 2,500 2,500 5,000 5,000 5,000 10,000 5,000 6,000 6,000 6,000 _______ 125,192	*	N/A	$0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.77 0.70 0.60 0.77 0.88 0.90 1.42 1.23	11/17/05 11/17/05 4/1/06 4/1/06 9/10/06 11/27/06 4/18/07 7/21/07 12/15/07 6/15/08 10/8/08 2/9/10 6/8/10 2/6/11 7/3/11 1/30/12 7/26/12 7/21/13 1/12/14 7/18/14
André Lemire			122,689	12,295 5,000 12,295 6,250 8,196 5,000 15,000 10,000 5,000 7,500 2,500 5,000 2,500 5,000 5,000 2,500 5,000 5,000 5,000 10,000 5,000 8,000 8,000 8,000 _______ 163,036	*	N/A	$0.87 0.84 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.52 0.43 0.71 0.77 0.70 0.60 0.77 0.88 0.90 1.42 1.23	8/7/05 8/7/05 11/17/05 11/17/05 4/1/06 4/1/06 9/10/06 11/27/06 4/18/07 7/21/07 12/15/07 6/15/08 10/8/08 6/4/09 9/17/09 2/9/10 6/8/10 2/6/11 7/3/11 1/30/12 7/26/12 7/21/13 1/12/14 7/18/14
Jean-Pierre Colin (2)			0	0	--	--	--	--
Edmond Legault (3)			0	0	--	--	--	--
Paul Archer			20,492	21,459 15,000 12,500 15,000 12,500 15,000 10,000 50,000 5,000 25,000 10,000 20,000 30,000 30,000 30,000 25,000 15,500 15,000 15,000 _______ 371,959	1.1%	N/A	$0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.71 0.77 0.70 0.77 0.88 0.90 1.42 1.23	3/25/06 9/10/06 9/23/06 11/27/06 2/4/07 4/18/07 4/22/07 7/21/07 12/15/07 6/15/08 10/8/08 2/9/10 6/8/10 2/6/11 1/30/12 7/26/12 7/21/13 1/12/14 7/18/14
Gaétan Mercier			0	72,000 15,000 12,000 10,000 10,000 _______ 119,000	*	N/A	0.77 0.88 0.90 1.42 1.23	1/30/12 7/26/12 7/21/13 1/12/14 7/18/14

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of November 15, 2004, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 37,016,345 Common Shares outstanding as of November 15, 2004.

(2) Mr. Colin resigned as a director of the Company effective November 17, 2004. All options granted to Mr. Colin were exercised prior to that date.

(3) Mr. Legault was elected a director of the Company at the Annual General and Special Meeting of Shareholders of the Company on November 17, 2004.

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

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the knowledge of management of the Company, as of November 15, 2004, no shareholder beneficially owned more than five percent (5%) of any class of the Company’s voting securities, nor has any shareholder owned more than five percent of any class of the Company’s voting shares during the previous three years, other than Mr. André Gaumond, President, Chief Executive Officer and a director of the Company (taking into consideration Mr. Gaumond’s beneficial ownership of shares held by Mincor Québec Inc., as discussed herein). Mr. Gaumond’s beneficial ownership of Common Shares is as set forth above in “Item 6. Directors, Senior Management and Employees -- E. Share Ownership.” Also as shown in such table, an additional 658,721 Common Shares are beneficially owned by Mincor Québec Inc., which is wholly-owned by Mr. Gaumond. Neither Mr. Gaumond or Mincor has had any significant change in percentage beneficial ownership during the past three years. No shareholder has any special rights with respect to its Common Shares beyond those rights accorded all shareholders of the Company’s Common Shares.

On November 19, 2004, 12,367,659 Common Shares were held by 1,473 registered holders in the United States. The Company is not listed for trading on any securities exchange in the United States.

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

The Company is a party to two service agreements, both dated June 1, 1996, which replace similar agreements to which the Predecessor Companies were parties. Pursuant to the first service agreement between the Company and Mincor, whose sole shareholder, director and Chief Executive Officer is Mr. André Gaumond, Mincor agreed to provide the Company with various administrative services, including office space and management, secretarial, public relations services and other technical services, in consideration of a monthly fee (currently $35,336 per month, including rental) and a management fee which until January 1, 2002 was equal to 7.5% of exploration expenses incurred by the Company and since then has been a variable rate of 3-5% of such exploration expenses. As of March 1, 2003, Mincor has provided office space to the Company under a separate agreement, expiring in August 2006. Monthly rental payments under this agreement were $3,025 initially with adjustment for inflation as of July 1 of each year of the agreement. As of July 1, 2004, the monthly rental payment was $3,296. Mincor in turn rents this space from Gestion St-Pierre.

Under the Mincor agreement, for the 12-month periods ended May 31, 2004, 2003 and 2002, respectively, the amounts paid to Mincor were $989,655, $880,232 and $876,506. The first service agreement is renewable automatically on an annual basis unless terminated by 12 months’ notice. The monthly fees under this agreement are based on, among other things, office rental fees as adjusted each July 1, and remuneration for Messrs. Gaumond and Archer.

Pursuant to the second service agreement between the Company and Gestion St-Pierre Inc., whose principal shareholder and director is Mr. Claude St-Jacques, a director of the Company, Gestion St-Pierre agreed to provide the Company with accounting and legal services as well as the services of a receptionist. For the 12-month periods ended May 31, 2004, 2003 and 2002, respectively, the amounts paid to Gestion St-Pierre were $104,112, $101,962 and $86,855. This second service agreement may be terminated upon six months’ notice. Gestion St-Pierre also provides office space for the Company indirectly through an agreement with Mincor. The office rental fees are charged to Mincor, which in turn charges the Company for the fees, as discussed above.

The foregoing services were paid for at market rates, and on terms at least as favorable to the Company as those that could have been obtained in arm’s-length transactions.

See “Item 6. Directors, Senior Management and Employees -- B. Compensation” for further information about the above contractual arrangements.

No officer or director of the Company, or any associate of such person, was indebted to the Company at any time during the fiscal years ended May 31, 2004, 2003 or 2002.

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

ITEM 8 FINANCIAL INFORMATION

A. Audited Financial Statements and Other Financial Information

This Annual Report contains the audited financial statements of the Company for the years ended May 31, 2004, 2003 and 2002, including an Independent Auditors’ Report dated June 30, 2004, and comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Differences, dated June 30, 2004. The following financial statements are included: Balance Sheets as at May 31, 2004 and 2003; Statements of Deficit for the Fiscal Years Ended May 31, 2004, 2003 and 2002; Statements of Earnings for the Fiscal Years Ended May 31, 2004, 2003 and 2002; and Statements of Cash Flows for the Fiscal Years Ended May 31, 2004, 2003 and 2002. Also included are Notes to the Financial Statements for the Fiscal Years Ended May 31, 2004, 2003 and 2002. The Company’s audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as described in Note 18 to the audited financial statements, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

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

ITEM 9 THE OFFER AND THE LISTING

A. Offer and Listing Details

The common shares of the Company are quoted for trading on The Toronto Stock Exchange. From the formation of the Company in 1996 through December 3, 1999, the common shares were traded on The Montreal Exchange, and since then have been quoted on The Toronto Stock Exchange.

The following table sets out the annual high and low market prices of the Common Shares during the last five fiscal years.

		HIGH (Cdn$)	LOW (Cdn$)
2000		1.58	0.47
2001		0.89	0.53
2002		1.26	0.47
2003		1.41	0.71
2004		1.88	0.83
The following table sets out the market price range of the Common Shares for the last two years by fiscal quarter.
			HIGH (Cdn. $)			LOW (Cdn. $)
Fiscal 2003 First Quarter Second Quarter Third Quarter Fourth Quarter			1.24 1.15 1.41 1.25			0.71 0.84 0.95 0.92
Fiscal 2004 First Quarter Second Quarter Third Quarter Fourth Quarter			1.18 1.88 1.64 1.54			0.83 1.08 1.21 1.03
The following table sets out the high and low market prices of the common shares on The Toronto Stock Exchange for the last six months:
		HIGH (Cdn $)	LOW (Cdn$)
May 2004		1.27	1.03
June 2004		1.18	0.93
July 2004		1.27	1.07
August 2004		1.60	1.12
September 2004		1.78	1.43
October 2004		2.34	1.72
On November 22, 2004, the closing price of the common shares on The Toronto Stock Exchange was Cdn $3.30.

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

2. Matters relating to Directors of the Company:

(a) Directors’ power to vote on a proposal, arrangement or contract in which the director is materially interested:

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

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a “cultural business”. If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the “WTO Review Threshold”). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 2004 WTO Review Threshold was $237,000,000.

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

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then Cdn. $50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the ICA apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the ICA, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of Cdn. $237,000,000 (in 2004) for a WTO investor or threshold of Cdn. $5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

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

There are no limitations in the By-Laws or Articles of the Company, but see discussion of the Company’s shareholder rights plan, below.

Rights Plan

Effective September 29, 2004 (the “Effective Date”), the Company adopted a shareholder rights plan (the “Rights Plan”) that was ratified by the shareholders of the Company at the annual general and special meeting held on November 17, 2004. The term of the Rights Plan is ten years subject to reconfirmation by the shareholders of the Company at annual meetings immediately following the fourth and seventh anniversaries of the Effective Date. If the Rights Plan is not reconfirmed by the shareholders, it will automatically lapse.

The Rights Plan is designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. The Rights Plan will provide the Board of Directors and the shareholders with more time to fully consider any unsolicited takeover bid for the Company without undue pressure, to allow the Board of Directors to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. Current legislation permits a hostile bid to be made in as little as 35 days, giving little time for competing bids to be made. The Company is not aware of any pending or threatened takeover bid for the Company.

Under the Rights Plan, the Company issued on the Effective Date, for no consideration, one Right in respect of each outstanding Common Share of the Company to all holders of record of Common Shares on the Effective Date. From that date, all Common Shares issued by the Company during the term of the Rights Plan will have one Right attached. The Rights will trade together with the Common Shares of the Company and will be represented by the certificates representing the Common Shares of the Company.

If a party acquires, or commences a takeover bid to acquire, 20% or more of the Company’s Common Shares without complying with the Rights Plan, or without Board approval or waiver, each Right, other than Rights held by the acquiring party, will entitle shareholders other than the bidder to purchase Common Shares of the Company at a 50% discount to the market price at that time.

To qualify as a Permitted Bid (as defined in the Rights Plan), a takeover bid must be open for at least 60 days after the bid is made. If at least 50% of the outstanding shares subject to the bid that are not held by the bidder have been tendered at the end of 60 days, the bidder may take up and pay for the shares, but must extend the bid for a further 10 business days to allow other shareholders to tender to it. The Rights Plan allows a partial bid to be a Permitted Bid so long as the bid is for a minimum of 50% of the Common Shares held by shareholders other than the bidder and its related parties.

8. Provisions governing the ownership threshold above which shareholder ownership must be disclosed:

The British Columbia, Alberta and Ontario Securities Acts provide that a person that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of, and control or direction over, securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities must, within 10 days of becoming an “insider”, file an insider report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The British Columbia, Alberta, Ontario and Québec Securities Acts also provide for the filing of a report by an “insider” of a reporting issuer who acquires or transfers securities of the issuer. This insider report must be filed within 10 days after the end of the month in which the change takes place.

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

C. Material Contracts

Following is a summary of each material contract, other than contracts entered into the ordinary course of business, to which the Company is a party, during the previous two fiscal years:

The Company is a party to two service agreements, both dated June 1, 1996, which replace similar agreements to which the Predecessor Companies were parties. Pursuant to the first service agreement between the Company and Mincor, whose sole shareholder, director and Chief Executive Officer is Mr. André Gaumond, Mincor agreed to provide the Company with various administrative services, including office space and management, secretarial, public relations services and other technical services, in consideration of a monthly fee (currently $35,336 per month, including rental) and a management fee which until January 1, 2002 was equal to 7.5% of exploration expenses incurred by the Company and since then has been a variable rate of 3-5% of such exploration expenses. As of March 1, 2003, Mincor has provided office space to the Company under a separate agreement, expiring in August 2006. Monthly rental payments under this agreement were $3,025 initially with adjustment for inflation as of July 1 of each year of the agreement. As of July 1, 2004, the monthly rental payment was $3,296. Mincor in turn rents this space from Gestion St-Pierre.

Under the Mincor agreement, for the 12-month periods ended May 31, 2004, 2003 and 2002, respectively, the amounts paid to Mincor were $989,655, $880,232 and $876,506. The first service agreement is renewable automatically on an annual basis unless terminated by 12 months’ notice. The monthly fees under this agreement are based on, among other things, office rental fees as adjusted each July 1, and remuneration for Messrs. Gaumond and Archer.

Pursuant to the second service agreement between the Company and Gestion St-Pierre Inc., whose principal shareholder and director is Mr. Claude St-Jacques, a director of the Company, Gestion St-Pierre agreed to provide the Company with accounting and legal services as well as the services of a receptionist. For the 12-month periods ended May 31, 2004, 2003 and 2002, respectively, the amounts paid to Gestion St-Pierre were $104,112, $101,962 and $86,855. This second service agreement may be terminated upon six months’ notice. Gestion St-Pierre also provides office space for the Company indirectly through an agreement with Mincor. The office rental fees are charged to Mincor, which in turn charges the Company for the fees, as discussed above.

See “Item 6. Directors, Senior Management and Employees -- B. Compensation” for further information about the above contractual arrangements.

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

Material United States Federal Income Tax Consequences

The following summary is a general discussion of material United States Federal income tax considerations to U.S. holders of shares of the Company under current law including the American Jobs Creation Act of 2004 (the “Act”), signed into law on October 22, 2004. It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-U.S. holders. In addition, U.S. holders may be subject to state, local or foreign tax consequences. Holders and prospective holders should consult with their own tax advisors with respect to their particular circumstances. This discussion covers all material tax consequences.

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

Dividends paid on the shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company, or to a 85% deduction in limited situations provided by the Act. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States Federal income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances. In the case of certain U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), owning 10% or more of the Common Shares, a portion of qualifying Canadian income tax paid by the Company will also be available as a foreign tax credit, subject to certain conditions and limitations, for U.S. federal income tax purposes, at the election of the U.S. Holder. The Act eliminates the 90% limitation on the use of foreign tax credits against the alternative minimum tax for years beginning after 2004.

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

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% (50% in subsequent years) or more of the Company’s gross income for such year was derived directly or indirectly from certain passive sources, the Company would be treated as a “foreign personal holding company”. In that event, U.S. Holders that hold shares of the Company (on the earlier of the last day of the Company’s tax year or the last date in which the Company was a foreign personal holding company) would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income. The Act repeals those rules after 2004. Each U.S. holder should consult his own tax advisor about this change of law.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701 (a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging shares of the Company to be treated as ordinary income rather than capital gain. The Act repeals those rules after 2004. Each U.S. holder should consult his own tax advisor about this change of law.

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

ITEM 15 CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. As of May 31, 2004, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were adequate to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Control over Financial Reporting. During the fiscal year ended May 31, 2004, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an Audit Committee established by the Board of Directors. The members of the Audit Committee are Claude St-Jacques, André Lemire and Edmond Legault. The Board has designated André Lemire as the “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Lemire is “independent” as that term is defined under the rules of the American Stock Exchange.

ITEM 16B CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Company will provide to any person, without charge, upon request, a copy of the Code. A person may request a copy by telephoning the Company at (418) 694-9832, or by writing to the Company at 116 St. Pierre Street, Suite 200, Québec City, Québec, Canada G1K 4A7, Attn: Amélie Laliberté.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by PricewaterhouseCoopers LLP, Chartered Accountants (“PwC”) to the Company for each of the fiscal years ended May 31, 2004 (“Fiscal 2004”) and 2003 (“Fiscal 2003”) for audit fees, audit-related fees, tax fees and all other fees are set forth below:

							Year Ended May 31, 2004	Year Ended May 31, 2003
Audit Fees (1)							$27,750	$26,950
Audit-Related Fees (2)							--	8,050
Tax Fees (3)							9,400	2,250
All Other Fees (4)							13,068	9,300
Totals							$50,218	$46,550

NOTES:

(1) “Audit Fees” represent fees for the audit of the Company’s annual financial statements, and consulting in connection with the Company’s statutory and regulatory filings.

(2) “Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit, including an impact study of decrease in stock option exercise price, and consultation with the audit committee concerning the Company’s financial statements.

(3) “Tax Fees” represent fees for tax compliance, tax advice and tax planning including analysis relating to stock option matters and relating to tax on sale of short-term investments.

(4) “Other Fees” represent fees for due diligence in connection with the Company’s November 2003 private placement, review of the Company’s Form 20-F Annual Report filing, and calculation of fair values of warrants and stock options.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for Fiscal 2004 were approved by the Audit Committee. The Audit Committee reviews with PwC whether the non-audit services to be provided are compatible with maintaining the auditors’ independence. The Board has determined that, starting in the fiscal year ending May 31, 2005, fees paid to the independent auditors for non-audit services in any year will not exceed the fees paid for audit services during the year. Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as audits of employee benefit plans.

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

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
AFFILIATED PURCHASERS

The Company made no purchases of its equity securities during the fiscal year ended May 31, 2004.

PART III
ITEM 17 FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

Description of Document
Independent Auditors’ Report dated June 30, 2004
Comments by the Auditors for U.S. Readers on Canadian-U.S. Reporting Difference, dated June 30, 2004
Balance Sheets as at May 31, 2004 and 2003
Statements of Deficit for the Years Ended May 31, 2004, 2003 and 2002
Statements of Earnings for the Years Ended May 31, 2004, 2003 and 2002
Statements of Cash Flows for the Years Ended May 31, 2004, 2003 and 2002
Notes to Financial Statements for the Years Ended May 31, 2004, 2003 and 2002

ITEM 18 FINANCIAL STATEMENTS

See Item 17.

ITEM 19 EXHIBITS

ITEM 19 EXHIBITS

The following exhibits are attached and incorporated herein:
Description of Document
1.1 Certificate of Amalgamation *
1.2 By-Laws *
2.1 Shareholder Rights Plan Agreement, dated as of October 4, 2004, as amended on November 15, 2004, between the Company and CIBC Mellon Trust Company
4.1 Contract of Technical, Administrative and Professional Services between Mincor and the Company, dated June 1, 1996 *
4.2 Contract of Administrative and Professional Services between Gestion St?Pierre Inc. and the Company, dated June 1, 1996 *
4.3 Agreement between Gestion St-Pierre Inc. and the Company, dated June 1, 1996, re: Subletting Office Space *
12.1 Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2 Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1 Statement of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2 Statement of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRGINIA GOLD MINES INC.
Registrant

By: /s/Andre Gaumond
 Name: André Gaumond
Title: President and Chief Executive Officer

Date: November 25, 2004

Independent Auditors’ Report To the Shareholders of Virginia Gold Mines Inc.						PricewaterhouseCoopers LLP Chartered Accountants 900 René-Lévesque Blvd East Suite 500 Québec Quebec Canada G1R 2B5 Telephone +1 (418) 522 7001 Facsimile +1 (418) 522 5663

We have audited the balance sheets of Virginia Gold Mines Inc. (an exploration company) as at May 31, 2004 and 2003 and the statements of earnings, deficit and cash flows for each of the years in the three-year period ended May 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Quebec, Quebec, Canada
June 30, 2004

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated June 30, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Chartered Accountants

Quebec, Quebec, Canada
June 30, 2004

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Virginia Gold Mines Inc. (an exploration company) Balance Sheets ________________________________________________________________________________ (expressed in Canadian dollars)
							As at May 31,
							2004 $	2003 $
Assets Current assets
Cash and cash equivalents							-	1,197,687
Short-term investments (note 3)							12,519,509	9,907,996
Income taxes recoverable							13,694	-
Amounts receivable (note 4)							2,909,434	2,728,211
Prepaid expenses (note 5)							52,968 ____________	33,606 ____________
							15,495,605	13,867,500
Deposit on exploration costs							150,000	-
Exploration funds (note 2)							4,628,904	242,859
Long-term investment (note 6)							151,037	171,180
Office equipment, at cost less accumulated depreciation of $9,522 ($6,955 in 2003)							12,676	5,484
Mining properties (note 7)							9,487,426	7,298,353
Web site development expenses, at cost less accumulated amortization of $1,742 ($675 in 2003)							4,556 ____________	3,825 ____________
							29,930,204 ____________	21,589,201 ____________
Liabilities
Current liabilities
Accounts payable and accrued liabilities
Related companies							133,160	63,360
Others							1,065,627 ____________	646,836 ____________
							1,198,787 ____________	710,196 ____________
Shareholders’ Equity
Share capital (notes 8 and 9)
Authorized
Unlimited number of common shares, voting and participating, with no par value
Issued and fully paid 36,638,915 common shares (30,701,686 in 2003)							52,159,266	45,060,060
Warrants (note 8)							883,255	-
Stock options (note 9)							214,439	65,540
Deficit							(24,525,543) ____________	(24,246,595) ____________
							28,731,417 ____________	20,879,005 ____________
							29,930,204 ____________	21,589,201 ____________
Nature of activities and going concern (note 1)
Subsequent event (note 16)
The accompanying notes are an integral part of these financial statements. Approved by the Board of Directors
Paul Archer Director		André Gaumond Director

Virginia Gold Mines Inc. (an exploration company) Statements of Deficit (expressed in Canadian dollars)
						Years Ended May 31,
						2004 $	2003 $	2002 $
Deficit – Beginning of year						24,246,595	22,706,207	20,319,251
Cancellation of stock options (note 9)						53,734	-	-
Net loss for the year						225,214 ____________	1,540,388 ____________	2,386,956 ____________
Deficit – End of year						24,525,543 ____________	24,246,595 ____________	22,706,207 ____________

Virginia Gold Mines Inc. (an exploration company) Statements of Earnings (expressed in Canadian dollars)
						Years Ended May 31,
						2004 $	2003 $	2002 $
Revenues Dividends						309,796	326,146	347,824
Interest						641,986	520,078	459,463
Fees						117,463 ____________	186,923 ____________	157,557 ____________
						1,069,245 ____________	1,033,147 ____________	964,844 ____________
Expenses
Professional and maintenance fees						230,422	165,598	112,955
Management fees						216,080	144,792	200,090
Rent and office expenses						484,798	512,214	441,078
Advertising and exhibitions						117,313	128,180	57,121
Tax credit related to communications						-	(40,000)	(37,875)
Travelling						92,385	93,956	60,157
Part XII.6 tax						-	-	672
Depreciation of office equipment						2,567	1,487	1,511
Amortization of Web site development expenses						1,067	675	-
General exploration costs						342,784	216,999	3,264,251
Grants, tax credits and mining rights						(115,636)	(102,421)	(1,686,390)
Cost of mining properties abandoned						287,077	1,179,571	1,169,467
Loss (gain) on sale of short-term investments						(374,528)	5,388	250,963
Bad debts						10,130	-	-
Gain on sale of long-term investments						-	-	(494,749)
Gain on sale of mining properties						-	(21,726)	-
Write down of short-term investments						- ____________	267,060 ____________	- ____________
						1,294,459 ____________	2,551,773 ____________	3,339,251 ____________

Loss before income taxes and share in the net earnings of Société Minière Orcapital Inc.						(225,214)	(1,518,626)	(2,374,407)
Income taxes (note 12)						- ____________	21,762 ____________	12,740 ____________
Loss before share in the net earnings of Société Minière Orcapital Inc.						(225,214)	(1,540,388)	(2,387,147)
Share in the net earnings of Société Minière Orcapital Inc.						- ____________	- ____________	191 ____________
Net loss for the year						(225,214) ____________	(1,540,388) ____________	(2,386,956) ____________
Basic and diluted net loss per share (note 13)						(0.007)	(0.052)	(0.087)

Virginia Gold Mines Inc. (an exploration company) Statements of Cash Flows (expressed in Canadian dollars)
						Years Ended May 31,
						2004 $	2003 $	2002 $
Cash flows from operating activities
Net loss for the year						(225,214)	(1,540,388)	(2,386,956)
Items not affecting cash and cash equivalents
Cost of mining properties abandoned						287,077	1,179,571	1,169,467
Depreciation of office equipment						2,567	1,487	1,511
Amortization of Web site development expenses						1,067	675	-
Gain on sale of mining properties						-	(21,726)	-
Loss (gain) on sale of short-term investments						(374,528)	5,388	250,963
Gain on sale of long-term investments						-	-	(494,749)
Stock options						158,099	65,540	-
Write down of short-term investments						-	267,060	-
Share in the net earnings of Société Minière Orcapital Inc.						- ____________	- ____________	(191) ____________
						(150,932)	(42,393)	(1,459,955)
Net change in non-cash working capital items (note 10a)						1,214,187 ____________	1,852,924 ____________	(2,169,074) ____________
						1,063,255 ____________	1,810,531 ____________	(3,629,029) ____________
Cash flows from financing activities
Cancellation of stock options						(53,734)	-	-
Increase in share capital issued for cash, net of share issue expenses (note 10b)						7,973,261 ____________	2,150,018 ____________	1,768,537 ____________
						7,919,527 ____________	2,150,018 ____________	1,768,537 ____________
Cash flows from investing activities
Increase in short-term investments (note 10b)						(2,216,842)	(1,478,822)	(2,665,056)
Deposit on exploration costs						(150,000)	-	-
Variation in exploration funds						(4,386,045)	686,639	2,875,452
Increase in long-term investments (note 10b)						-	-	(784,602)
Proceeds from sale of long-term investments						-	-	972,966
Additions to office equipment						(9,759)	(595)	(2,015)
Increase in mining properties (note 10b)						(3,438,525)	(2,429,198)	(873,844)
Option payments						-	20,000	-
Grants cashed						22,500	20,405	56,283
Web site development expenses						(1,798) ____________	(4,500) ____________	- ____________
						(10,180,469) ____________	(3,186,071) ____________	(420,816) ____________
Net change in cash and cash equivalents						(1,197,687)	774,478	(2,281,308)
Cash and cash equivalents – Beginning of year						1,197,687 ____________	423,209 ____________	2,704,517 ____________
Cash and cash equivalents – End of year						- ____________	1,197,687 ____________	423,209 ____________
Additional information
Interest received						816,072	826,249	362,304
Income taxes paid						(15,931)	(8,524)	(6,705)

Virginia Gold Mines Inc. (an exploration company) Notes to Financial Statements May 31, 2004, 2003 and 2002 (expressed in Canadian dollars)

1 Incorporation, nature of activities and going concern concept

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

2 Summary of significant accounting policies

Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accounting principles. These principles conform, in all material respects, with accounting principles generally accepted in the United States except as described in note 18. The significant accounting policies, which have been consistently applied, are summarized as follows.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts of assets and liabilities reported in the financial statements. Those estimates also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the years. Significant estimates include the carrying value of mining properties, the mining rights tax credit, the tax credit for mining exploration companies and certain accrued liabilities. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with banks and term deposits with original maturities of three months or less at the acquisition date.

Short-term investments

Short-term investments are valued at the lower of amortized cost and market value.

Exploration funds

Exploration funds consist of cash, term deposits and short-term investments and represent the unexpended proceeds of financing under the terms of which the company committed to spending the amounts on the exploration or acquisition of mining properties.

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

Mining rights tax credit and tax credit for mining exploration companies

The company is entitled to a refundable mining rights tax credit on mining exploration expenses incurred in Quebec. This tax credit has been applied against the costs incurred.

Furthermore, the company is entitled to the refundable tax credit for mining exploration companies on qualified expenditures incurred after March 29, 2001. The refundable tax credit may reach 45% of qualified expenditures incurred before June 12, 2003, 33.75% before March 30, 2004 and 38.75% thereafter. This tax credit has been applied against the costs incurred.

Share capital

Share capital issued for non-monetary consideration is generally recorded at the quoted market price of the shares over a reasonable period of time before and after the agreement to issue the shares was announced.

Flow-through shares are issued in consideration of the proceeds received, which represent their fair value. Upon the acquisition of mining properties, the carrying value may exceed the tax basis since the company renounces the deductions in favour of the investors concerned. The company also issues flow-through shares without any premium or discount regarding the renunciation of the tax benefits in favour of investors.

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

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted or substantially enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized.

Basic and diluted loss per share

Basic earnings per share are determined using the weighted average number of participating shares outstanding during the year.

Diluted earnings per share are determined using the weighted average number of participating shares outstanding during the year, plus the effects of dilutive potential participating shares outstanding during the year. The calculation of diluted earnings per share is made using the treasury stock method, as if all dilutive potential shares had been exercised at the later of the beginning of the year or the date of issuance, as the case may be, and that the funds obtained thereby be used to purchase participating shares of the company at the average market value of the participating shares during the year.

New accounting standards

In September 2003, the Canadian Institute of Chartered Accountants ("CICA") amended Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which is effective for fiscal years beginning on or after January 1, 2004. These amendments require that compensation costs arising from all types of stock-based payments granted to directors, executives, employees and non-employees, including stock options, be accounted for in the financial statements using the fair value-based method. The company has implemented these amendments prospectively since June 1, 2003. For the year ended May 31, 2003 the company was required to provide pro-forma disclosures relating to the loss and loss per share as if stock-based compensation costs had been recognized in the financial statements for options granted using the fair value-based method (note 9).

In July 2003, the CICA issued Sections 1100 and 1400 "Generally Accepted Accounting Principles" and "General Standards of Financial Statement Presentation". These new sections define generally accepted accounting principles (GAAP), establish the relative authority of various types of CICA Accounting Standards Board pronouncements and clarify the role of industry practice in setting GAAP. The company does not expect that the adoption of these new standards, on June 1, 2004, will have any impact on its financial statements.

3 - Short-term investments
							As at May 31,
							2004 $	2003 $
Investments in public companies (quoted value: $3,306,739 $3,318,738 in 2003)							2,939,646	3,318,738
Bonds and other securities, bearing interest at annual rates ranging from 1.9% to 12.75%, maturing between June 2004 and February 2035 (quoted value: $9,626,974; $6,697,871 in 2003)							9,579,863 ____________	6,589,258 ____________
							12,519,509 ____________	9,907,996 ____________

4- Amounts receivable
							As at May 31,
							2004 $	2003 $
Tax credit receivable for mining exploration companies							1,487,023	1,231,886
Mining rights tax credit							862,079	905,216
Interest receivable							171,044	346,000
Amounts receivable under agreements with mining exploration companies							74,850	6,309
Commodity taxes receivable							298,878	174,084
Tax credit related to communications							-	40,000
Amount receivable in consideration of the sale of a mining property							-	24,000
Other							15,560 ____________	716 ____________
							2,909,434 ____________	2,728,211 ____________

5- Prepaid expenses
							As at May 31,
							2004 $	2003 $
Prepaid expenses regarding investor relations							14,279	6,102
Licence							11,046	3,449
Other							27,643 ____________	24,055 ____________
							52,968 ____________	33,606 ____________

6 - Long-term investment
							As at May 31,
						Interest %	2004 $	2003 $
Azimut Exploration Inc., a public mining exploration company, at carrying value (quoted value of $299,397; $129,799 in 2003)						9.04 (12.56 in 2003)	151,037 ____________	171,180 ____________

7 - Mining properties
				Undivided interest %	Balance as at June 1,2003 $	Costs incurred $	Option payments, mining properties abandoned and sold, tax credit, mining rights and grants $	Balance as at May 31,2004 $
Chute-des-Passes (438 claims)				50
Mining property					106,751	788	(8,400)	99,139
Exploration costs					280,176 ____________	62,007 ____________	(52,324) ____________	289,859 ____________
					386,927 ____________	62,795 ____________	(60,724) ____________	388,998 ____________

La Grande Sud (1 permit and 172 claims)				100
Mining property					585,968	-	(3,750)	582,218
Exploration costs					2,973,916 ____________	3,082 ____________	(20,597) ____________	2,956,401 ____________
					3,559,884 ____________	3,082 ____________	(24,347) ____________	3,538,619 ____________

Auclair (220 claims)				100
Mining property					250,389	9,274	(13,451)	246,212
Exploration costs					168,502 ____________	50 ____________	(8,754) ____________	159,798 ____________
					418,891 ____________	9,324 ____________	(22,205) ____________	406,010 ____________

Corvet Est (88 claims)				100
Mining property					1,300	7,875	-	9,175
Exploration costs					- ____________	666,432 ____________	(321,677) ____________	344,755 ____________
					1,300 ____________	674,307 ____________	(321,677) ____________	353,930 ____________

Coulon (1,008 claims) (note 16)				100
Mining property					-	139,429	-	139,429
Exploration costs					- ____________	1,294,938 ____________	(608,819) ____________	686,119 ____________
					- ____________	1,434,367 ____________	(608,819) ____________	825,548 ____________

Lac Gayot (4 permits and 109 claims)				50
Mining property					29,536	-	-	29,536
Exploration costs					567,200 ____________	321,265 ____________	(155,528) ____________	732,937 ____________
					596,736 ____________	321,265 ____________	(155,528) ____________	762,473 ____________

Poste Lemoyne Extension (113 claims)				50
Mining property					8,132	6,108	-	14,240
Exploration costs					276,292 ____________	221,657 ____________	(83,244) ____________	414,705 ____________
					284,424 ____________	227,765 ____________	(83,244) ____________	428,945 ____________

Lac Noella (1 permit and 140 claims)				100
Mining property					52,757	9,450	-	62,207
Exploration costs					423,153 ____________	300,009 ____________	(100,340) ____________	622,822 ____________
					475,910 ____________	309,459 ____________	(100,340) ____________	685,029 ____________

Éléonore (337 claims)				100
Mining property					14,930	30,870	-	45,800
Exploration costs					89,667 ____________	616,160 ____________	(278,351) ____________	427,476 ____________
					104,597 ____________	647,030 ____________	(278,351) ____________	473,276 ____________

Megatem (1,157 claims)				45
Mining property					31,192	-	-	31,192
Exploration costs					537,258 ____________	510,255 ____________	(244,615) ____________	802,898 ____________
					568,450 ____________	510,255 ____________	(244,615) ____________	834,090 ____________

Megatem III (499 claims)				49
Mining property					-	-	-	-
Exploration costs					223,200 ____________	- ____________	- ____________	223,200 ____________
					223,200 ____________	- ____________	- ____________	223,200 ____________

Others a) and b)				-
Mining properties					195,522	69,523	(34,679)	230,366
Exploration costs					482,512 ____________	55,495 ____________	(201,065) ____________	336,942 ____________
					678,034 ____________	125,018 ____________	(235,744) ____________	567,308 ____________
					7,298,353 ____________	4,324,667 ____________	(2,135,594) ____________	9,487,426 ____________

				Undivided interest %	Balance as at June 1,2002 $	Costs incurred $	Option payments, mining properties abandoned and sold, tax credit, mining rights and grants $	Balance as at May 31,2003 $
Chute-des-Passes (476 claims)				50
Mining property					152,392	-	(45,641)	106,75
Exploration costs					399,593 ____________	1,367 ____________	(120,784) ____________	280,176 ____________
					551,985 ____________	1,367 ____________	(166,425) ____________	386,927 ____________

La Grande Sud (2 permits and 43 claims)				100
Mining property					598,843	-	(12,875)	585,968
Exploration costs					3,037,955 ____________	3,375 ____________	(67,414) ____________	2,973,916 ____________
					3,636,798 ____________	3,375 ____________	(80,289) ____________	3,559,884 ____________

Auclair (1 permit and 102 claims)				100
Mining property					250,389	-	-	250,389
Exploration costs					188,429 ____________	182 ____________	(20,109) ____________	168,502 ____________
					438,818 ____________	182 ____________	(20,109) ____________	418,891 ____________

Lac Gayot (4 permits and 109 claims)				100
Mining property					41,292	-	(11,756)	29,536
Exploration costs					793,276 ____________	(2,000) ____________	(224,076) ____________	567,200 ____________
					834,568 ____________	(2,000) ____________	(235,832) ____________	596,736 ____________

Poste Lemoyne Extension (1 permit and 49 claims)				50
Mining property					6,620	1,512	-	8,132
Exploration costs					142,533 ____________	334,398 ____________	(200,639) ____________	276,292 ____________
					149,153 ____________	335,910 ____________	(200,639) ____________	284,424 ____________

Lac Noella (1 permit and 40 claims)				100
Mining property					36,215	16,542	-	52,757
Exploration costs					142,034 ____________	702,798 ____________	(421,679) ____________	423,153 ____________
					178,249 ____________	719,340 ____________	(421,679) ____________	475,910 ____________

Éléonore (125 claims)				100
Mining property					7,700	7,230	-	14,930
Exploration costs					53,971 ____________	89,240 ____________	(53,544) ____________	89,667 ____________
					61,671 ____________	96,470 ____________	(53,544) ____________	104,597 ____________

Megatem (1,759 claims)				45
Mining property					18,763	12,429	-	31,192
Exploration costs					109,031 ____________	892,140 ____________	(463,913) ____________	537,258 ____________
					127,794 ____________	904,569 ____________	(463,913) ____________	568,450 ____________

Megatem III (228 claims)				49
Mining property					-	-	-	-
Exploration costs					- ____________	465,000 ____________	(241,800) ____________	223,200 ____________
					- ____________	465,000 ____________	(241,800) ____________	223,200 ____________

Others				-
Mining properties					314,434	43,727	(161,339)	196,822
Exploration costs					931,461 ____________	233,539 ____________	(682,488) ____________	482,512 ____________
					1,245,895 ____________	277,266 ____________	(843,827) ____________	679,334 ____________
					7,224,931 ____________	2,801,479 ____________	(2,728,057) ____________	7,298,353 ____________

Statements of deferred exploration costs
							Years Ended May 31,
							2004 $	2003 $
Balance – Beginning of year							7,298,353 ____________	7,224,931 ____________
Expenses incurred during the year
Claims and permits							273,318	81,440
Analyses							132,666	73,280
Drilling							1,227,765	866,968
Geophysics							624,565	336,464
Geology							322,840	215,089
Airborne surveys							291,049	465,000
Stripping							65,779	53,541
Transport							751,811	348,866
Blasting							141,606	38,135
Salaries							421,372	270,988
Accommodation							71,896	47,793
Geochemistry							- ____________	3,915 ____________
							4,324,667 ____________	2,801,479 ____________

Option payments							-	(20,000)
Grants							(22,500)	(20,405)
Mining properties abandoned and sold							(287,077)	(1,181,845)
Tax credit and mining rights							(1,826,017) ____________	(1,505,807) ____________
							(2,135,594) ____________	(2,728,057) ____________
Balance – End of year							9,487,426 ____________	7,298,353 ____________

a) On October 9, 1996, Soquem Inc. (SOQUEM) granted the company the option to acquire a 50% interest in the Kogaluk property in consideration of $1,000,000 in exploration work to be carried out no later than October 9, 2005. As at May 31, 2004, the company had spent $681,923 on exploration work.

b) On March 1, 2004, the company granted Matamec Exploration inc. the option to acquire a 50% interest in the Apple property in consideration of the following: i) the carrying-out of exploration work totalling $50,000, $100,000, $150,000 and $150,000 at the first, second, third and fourth anniversary dates of the present agreement; ii) upon the approval of the present agreement, the issuance of shares of the company totalling respectively $10,000, $10,000, $15,000 and $15,000 before the first, second, third and fourth anniversary dates of the present agreement.

8- Share capital a) Variation of issued and fully paid share capital
			As at May 31,
			2004		2003		2002
			Number	Amount $	Number	Amount $	Number	Amount $
Balance – Beginning of year			30,701,686	45,060,060	28,724,619	42,910,042	27,362,370	41,125,655
Private placements			5,388,000	7,198,745 *	1,538,146	1,910,025	1,083,499	1,625,250
Stock options exercised			382,562	276,597 **	438,921	283,363	253,750	150,650
Warrants exercised			166,667	250,000	-	-	-	-
Issuance of shares for the acquisition of mining properties			- ____________	- ____________	- ____________	- ____________	25,000 ____________	15,850 ____________
			36,638,915	52,785,402	30,701,686	45,103,430	28,724,619	42,917,405
Share issue expenses for the year			- ____________	(626,136) ____________	- ____________	(43,370) ____________	- ____________	(7,363) ____________
Balance – End of year			36,638,915 ____________	52,159,266 ____________	30,701,686 ____________	45,060,060 ____________	28,724,619 ____________	42,910,042 ____________
* For the year ended May 31, 2004, private placements have been presented net of the fair value of warrants amounting to $883,255.

** Including stock options of $9,200 which have been accounted for in stock options in 2003.

b) Variation of warrants
			2004		2003		2002
			Number	Weighted average exercise price $	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Outstanding –
Beginning of year			1,037,180	1.66	83,333	1.95	-	-
Granted			3,044,220 *	1.94	1,037,180	1.66	83,333	1.95
Exercised			(166,667)	1.50	-	-	-	-
Matured			(716,667) ____________	1.71 ____________	(83,333) ____________	1.95 ____________	- ____________	- ____________

Outstanding and exercisable – End of year			3,198,066 ____________	1.93 ____________	1,037,180 ____________	1.66 ____________	83,333 ____________	1.95 ____________
* These warrants were granted under private placements. They have been recorded at their fair value of $883,255 which was determined using the Black-Scholes option valuation model.

The following table summarizes the expiry date of outstanding and exercisable warrants:
· 153,846 warrants at $1.60 expire in August 2004;
· 2,694,000 warrants at $2.00 expire in May 2005;
· 350,220 warrants at $1.50 expire in May 2005.
9 - Stock option plan
The company established a stock option plan under which certain key employees, managers, directors and suppliers may be granted stock options for shares of the company. A maximum of 6,480,842 stock options (maximum of 5% of the number of common shares outstanding in favour of one person) may be granted.

Options granted expire after a maximum of ten years following the granting date. There is no vesting period.

The following tables present the stock option activity since June 1, 2001 and summarize information about fixed stock options outstanding and exercisable as at May 31:

			2004		2003		2002
			Number	Weighted average exercise price $	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Outstanding – Beginning of year			3,977,682	0.72	4,294,782	1.54	3,829,032	1.89
Decrease in exercise price *			-	-	-	(0.80)	-	(0.25)
Exercised			(382,562)	0.69	(438,921)	0.65	(253,750)	0.59
Granted			254,500	1.16	229,000	0.88	722,000	0.68
Matured or cancelled			(1,099,679)** ____________	0.71 ____________	(107,179) ____________	2.18 ____________	(2,500) ____________	1.25 ____________
Outstanding and exercisable – End of year			2,749,941 ____________	0.77 ____________	3,977,682 ____________	0.72 ____________	4,294,782 ____________	1.54 ____________

* During the year ended May 31, 2003, the exercise price of some options previously issued to managers, directors and suppliers (only issued to key employees and suppliers for the year ended May 31, 2002) has been decreased to $0.71.

** During the year ended May 31, 2004, the company cancelled 1,074,679 stock options for a cash consideration of $53,734 (unit price of $0.05), which has been included in the statements of deficit.

Eexercise price						Options outstanding and exercisable as at May 31, 2004	Weighted average remaining contractual life(years)	Weighted average exercise price $
$0.43 to $0.90						2,618,441	4.36	0.73
$1.25 to $1.42						131,500 ____________	9.56	1.42 ____________
						2,749,941 ____________		0.77 ____________

Accounting for the stock-based compensation plan

The fair value of options granted for the years ended May 31, 2004 and 2003 was estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

							2004	2003
Risk-free interest rate							3.98%	4.14%
Expected volatility							54%	55%
Dividend yield							Nil	Nil
Weighted average expected life							66 months	60 months
The weighted average fair value of each option granted amounts to $0.62 ($0.43 in 2003).

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions, and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the stock options granted to key employees, managers and directors have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide an accurate single measure of the fair value of stock options granted to key employees, managers and directors.

The fair value of stock options granted during the year amounts to $158,099 ($102,340 in 2003) of which an amount of $158,099 ($65,540 in 2003), representing the fair value of options granted, has been included in the statements of earnings under the items "Professional fees", "Rent and office expenses" and "General exploration costs" and in Shareholders' Equity under the item "Stock options".

For the year ended May 31, 2003, if the fair value based method had been used to account for stock-based compensation costs related to stock options granted to key employees, managers and directors, the loss and related loss per share would be as follows:
Pro-forma loss for the year $1,577,188
Pro-forma basic and diluted loss per share $0.057

The pro-forma loss does not consider the impact of awards granted before June 1, 2002.

10- Statements of cash flows a) Net change in non-cash working capital items
			Years Ended May 31,
			2004 $		2003 $		2002 $
Income taxes recoverable			(13,694)		3,340		6,828
Amounts receivable			1,644,794		2,128,767		(2,022,073)
Prepaid expenses			(19,362)		4,234		172,636
Accounts payable and accrued liabilities			(397,551) ____________		(283,417) ____________		(326,465) ____________
			1,214,187 ____________		1,852,924 ____________		(2,169,074) ____________
b) Items not affecting cash and cash equivalents related to financing and investing activities
			Years Ended May 31,
			2004 $		2003 $		2002 $
Short-term investments transferred in long-term investments			-		-		405,611
Long-term investments transferred in short-term investments			20,143		828,087		-
Tax credit and mining rights receivable related to exploration costs applied against mining properties			1,826,017		1,505,807		565,911
Shares issued for the acquisition of mining properties			-		-		15,850
Amount receivable in consideration of the sale of a mining property			-		24,000		-
Acquisition of mining properties included in accounts payable and accrued liabilities			886,142		372,281		480,600
Stock options exercised and included in share capital			9,200		-		-

11 Related party transactions The company entered into the following transactions with companies owned by directors and executive officers:
						Years Ended May 31
						2004 $	2003 $	2002 $
Expenses capitalized in mining properties						277,428	285,711	238,559
Purchase of office equipment						4,000	-	-
Management fees						216,080	144,792	200,090
Rent and office expenses						478,150	470,836	413,551
Professional fees						2,500	2,500	2,500
General exploration costs						119,780 ____________	78,320 ____________	112,216 ____________
						1,097,938 ____________	982,159 ____________	966,916 ____________
These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12 Income taxes

The reconciliation of the income tax expense calculated using the combined federal and Quebec provincial statutory tax rate to the income tax expense per the financial statements is as follows:

						2004 $	2003 $	2002 $
Loss before income taxes						(225,214) ____________	(1,518,626) ____________	(2,374,407) ____________
Combined federal and provincial income tax at 36.58% (35.16% in 2003 and 35.16% in 2002)						(82,000)	(534,000)	(835,000)
Large corporation tax						-	21,762	12,740
Renunciation of the tax deduction related to exploration costs						-	-	62,000
Expiry of operating losses carried forward						317,000	277,000	217,000
Share issue expenses not affecting earnings						(53,000)	(8,000)	12,000
Non-taxable tax credits						(41,000)	(50,000)	(138,000)
Non-taxable portion of capital gain						(91,000)	(32,000)	(73,000)
Other						87,000	76,000	111,000
Change in valuation allowance						(137,000) ____________	271,000 ____________	644,000 ____________
Income taxes						- ____________	21,762 ____________	12,740 ____________

The company is entitled to the following tax benefits, which were not accounted for in the financial statements as at May 31, 2004.
As at May 31, 2004, 2003 and 2002, the company has accumulated, for federal and provincial income tax purposes, non-capital losses which can be applied against future years' taxable income and which will expire as follows:
						2004 $	2003 $	2002 $
2011 2010 2007 2006 2005 2004 2003						164,000 129,000 204,000 364,000 798,000 - - ____________	- 129,000 204,000 364,000 798,000 868,000 - ____________	- - 204,000 364,000 798,000 868,000 785,000 ____________
						1,659,000 ____________	2,363,000 ____________	3,019,000 ____________

The tax value of mining properties exceeds the carrying value by approximately $7,653,000 at the federal level ($6,660,000 in 2003 and $5,338,000 in 2002) and $14,862,000 at the provincial level ($14,290,000 in 2003 and $11,445,000 in 2002). The difference between the tax value and the amounts capitalized in the financial statements mainly results from the renunciation by the company in favour of investors of the deductions related to exploration costs paid through flow-through share financings, of the non-taxable mining rights tax credit as well as from writeoffs of mining properties.

The unamortized balance of capital cost for federal and provincial income tax purposes exceeds the net carrying value of property, plant and equipment by $57,000 ($55,000 in 2003 and $53,000 in 2002). Furthermore, for the current year, the tax value of short-term investments is equivalent to the carrying value; the tax value of short-term investments exceeded the carrying value by approximately $276,000 in 2003 and $9,000 in 2002.

The tax value of the long-term investment exceeds the net carrying value by approximately $190,000 in 2004, $214,000 in 2003 and $214,000 in 2002.

The unamortized balance, for income tax purposes, of share issue expenses amounts to $537,000 ($55,000 in 2003 and $32,000 in 2002) and will be deductible during the next four years.

13 Loss per share
For the years ended May 31, 2004, 2003 and 2002, the diluted loss per share was the same as the basic loss per share since the dilutive effect of stock options and warrants was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted loss per share for those years was calculated using the basic weighted average number of shares outstanding (33,784,997 in 2004, 29,886,356 in 2003 and 27,543,378 in 2002).

						Years Ended May 31,
						2004	2003	2002
Basic weighted average number of shares
outstanding						33,784,997	29,886,356	27,543,378
Stock options						1,243,648 ____________	1,433,397 ____________	254,929 ____________
Diluted weighted average number of shares outstanding						35,028,645 ____________	31,319,753 ____________	27,798,307 ____________
Items excluded from the calculation of diluted loss per share because the exercise price was greater than the average market price of the common shares
Stock options						129,500	2,000	2,235,447
Warrants						3,198,066	1,037,180	83,333

14 Commitments
The company's aggregate commitments under a long-term operating lease agreement amount to $38,592 in 2005 and $9,648 in 2006.

15 Financial instruments
Fair value

Cash and cash equivalents, amounts receivable, exploration funds and accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity or to current market rates.

The fair value of short-term investments, determined based on market value, amounts to $12,933,713 and $10,016,609 as at May 31, 2004 and 2003, respectively. The fair value of exploration funds, determined based on market value, amounts to $4,644,221 and $242,859 as at May 31, 2004 and 2003, respectively.

Interest rate risk

As at May 31, 2004 and 2003, the company's exposure to interest rate risk is summarized as follows:

Cash and cash equivalents Short-term investments Amounts receivable Exploration funds Accounts payable and accrued liabilities							Variable interest rate As described in note 3 Non-interest bearing Variable interest rate Non-interest bearing

16 Subsequent event

In June 2004, the company granted Noranda inc. the option to acquire a 50% interest in the Coulon property in consideration of the following: i) cash consideration of $30,000 upon the signing of the agreement and cash payments of $50,000, $50,000, $50,000 and $70,000 at the latest on June 1, 2005, 2006, 2007 and 2008, respectively; ii) the carrying-out of exploration work totalling $1,000,000 per annum at the latest on June 1, 2005, 2006, 2007, 2008 and 2009, respectively, and $1,500,000 per annum at the latest on June 1, 2010 and 2011, respectively.

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

Mining properties

Under U.S. GAAP, the acquisition cost of mining properties and exploration costs incurred are expensed in the year in which they are incurred.

Short-term investments

Under U.S. GAAP, the short-term investments would be classified as "available for sale" securities. Consequently, these securities would be carried at fair value, with any unrealized holding gains or losses at each balance sheet date being reflected in other comprehensive loss on a net-of-tax basis. Under Canadian GAAP, short-term investments are carried at the lower of cost and market value. Gains or losses are determined using the specific identification method for term deposits and the average cost method for shares.

Stock-based compensation

Through May 31, 2003, the company accounted for its stock-based compensation plan under the intrinsic value method in accordance with APB 25. No expense was recognized for stock options as they were granted at the market price on the grant date and, therefore they have no intrinsic value. Effective June 1, 2003, the company has adopted Statement of Financial Accounting Standard ("SFAS") 123 using the prospective transition method. SFAS 123 requires all stock-based compensation awards, including stock options, to be accounted for at fair value. Under this prospective transition method, all new awards granted to employees on or after June 1, 2003 are accounted for at fair value. Awards outstanding as of May 31, 2003, if not subsequently modified, continue to be accounted for under APB 25. Fair value is based on a Black-Scholes valuation model with compensation costs recognized in earnings over the required service period. The company provides additional pro-forma disclosures as required under SFAS 123 for stock options granted before the adoption of this standard.

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

New accounting standard

In December 2003, FIN 46 "Consolidation of Variable Interest Entities" was revised to clarify certain aspects of FIN 46 and provide certain entities with exemptions from the requirements of FIN 46. The adoption of this new standard had no impact on the company's financial statements.

Reconciliation of net loss to conform with U.S. GAAP

						Years Ended May 31,
						2004 $	2003 $	2002 $
Net loss for the year in accordance with Canadian GAAP						225,214	1,540,388	2,386,956
Mining properties						2,189,073	73,422	(421,367)
Stock options granted to non-employees and repricing						83,370 ____________	479,125 ____________	673,340 ____________
Net loss for the year in accordance with U.S. GAAP						2,497,657	2,092,935	2,638,929
Other comprehensive loss Realized and unrealized (gains) losses on short-term investments and exploration funds						(320,908)	124,018	100,844
Unrealized losses (gains) on long-term investment						(189,741) ____________	(181,930) ____________	305,433 ____________
Comprehensive loss						1,987,008 ____________	2,035,023 ____________	3,045,206 ____________
Basic and diluted net loss per share in accordance with U.S. GAAP						0.074 ____________	0.070 ____________	0.096 ____________
Basic and diluted weighted average number of shares issued and outstanding in accordance with U.S. GAAP						33,784,997 ____________	29,886,356 ____________	27,543,378 ____________

As a result of the above adjustments to net loss, differences with respect to the shareholders' equity under U.S. GAAP are as follows:
							As at May 31
							2004 $	2003 $
Share capital
Share capital in accordance with Canadian GAAP							52,159,266	45,060,060
Stock options							214,439	65,540
Warrants							883,255	-
Stock-based compensation costs							1,632,946	2,253,332
Share capital in accordance with U.S. GAAP							54,889,906 ____________	47,378,932 ____________

Contributed surplus
Contributed surplus in accordance with Canadian GAAP							-	-
Stock options cancelled							703,756 ____________	- ____________
Contributed surplus in accordance with U.S. GAAP							703,756 ____________	- ____________

Accumulated deficit
Deficit in accordance with Canadian GAAP							24,525,543	24,246,595
Mining properties							9,487,426	7,298,353
Stock-based compensation costs							2,336,702 ____________	2,253,332 ____________
Deficit in accordance with U.S. GAAP							36,349,671 ____________	33,798,280 ____________

Other accumulated comprehensive income
Unrealized gains on short-term investment and exploration funds
Balance – Beginning of year							108,613	232,631
Realized and unrealized gains and (losses) arising during the year							320,908 ____________	(124,018) ____________
Balance – End of year							429,521 ____________	108,613 ____________

Unrealized losses on long-term investment
Balance – Beginning of year							(41,381)	(223,311)
Unrealized gains arising during the year							189,741 ____________	181,930 ____________
Balance – End of year							148,360 ____________	(41,381) ____________
Other accumulated comprehensive income							577,881 ____________	67,232 ____________

Balance Sheets
							As at May 31
							2004 $	2003 $
Current assets Cash and cash equivalents							-	1,197,687
Short-term investments							12,933,713	10,016,609
Income taxes recoverable							13,694	-
Amounts receivable							2,909,434	2,728,211
Prepaid expenses							52,968 ____________	33,606 ____________
							15,909,809	13,976,113

Deposit on exploration costs							150,000	-
Exploration funds							4,644,221	242,859
Long-term investment							299,397	129,799
Office equipment							12,676	5,484
Web site development expenses							4,556 ____________	3,825 ____________
							21,020,659 ____________	14,358,080 ____________

Current liabilities
Accounts payable and accrued liabilities
Related companies							133,160	63,270
Others							1,065,627 ____________	646,926 ____________
							1,198,787 ____________	710,196 ____________

Shareholders’ Equity Share capital							54,889,906	47,378,932
Contributed surplus							703,756	-
Deficit							(36,349,671)	(33,798,280)
Other accumulated comprehensive income							577,881 ____________	67,232 ____________
							19,821,872 ____________	13,647,884 ____________
							21,020,659 ____________	14,358,080 ____________

Statements of Cash Flows
						Years Ended May 31
						2004 $	2003 $	2002 $
Operating activities						(2,352,770)	(578,262)	(4,446,590)
Financing activities						7,919,527	2,150,018	1,768,537
Investing activities						(6,764,444) ____________	(797,278) ____________	396,745 ____________
Increase (decrease) in cash and cash equivalents						(1,197,687)	774,478	(2,281,308)
Cash and cash equivalents – Beginning of year						1,197,687 ____________	423,209 ____________	2,704,517 ____________
Cash and cash equivalents – End of year						- ____________	1,197,687 ____________	423,209 ____________

Statements of Earnings
						Years Ended May 31
						2004 $	2003 $	2002 $
Revenues						1,069,245	1,033,147	964,844
Expenses						3,566,902 ____________	3,104,320 ____________	3,591,224 ____________
Loss for the year before income taxes and share in the net earnings of Société Minière Orcapital Inc.						(2,497,657)	(2,071,173)	(2,626,380)
Income taxes						- ____________	21,762 ____________	12,740 ____________
Loss for the year before share in the net earnings of Société Minière Orcapital Inc.						(2,497,657)	(2,092,935)	(2,639,120)
Share in the net earnings of Société Minière Orcapital Inc.						- ____________	- ____________	(191) ____________
Net loss for the year in accordance with U.S. GAAP						(2,497,657) ____________	(2,092,935) ____________	(2,638,929) ____________

Accounting for stock-based compensation

Since June 1, 2003, the company has accounted for stock-based compensation cost under U.S. GAAP using the fair value-based method. Prior to June 1, 2003, the company had elected to measure compensation cost related to awards of stock options using the intrinsic value based method of accounting. In this instance, however, under SFAS 123, "Accounting for Stock-Based Compensation", the company is required to make pro-forma disclosures of net loss and net loss per share as if the fair value based method of accounting had been applied.

The fair value of options granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: a risk-free interest rate of 3.98% (4.14% in 2003 and 5.01% in 2002), an expected volatility of 54% (55% in 2003 and 60% in 2002), dividends of nil and an expected life of five years. The weighted average grant-date fair value of options granted during the years ended May 31, 2004, 2003 and 2002 was $0.62, $0.43 and $0.39, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the stock options granted to key employees, managers and directors have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide an accurate single measure of the fair value of stock options granted to key employees, managers and directors.

If the fair value based method had been used to account for stock-based compensation costs related to stock options granted to key employees, managers and directors, the pro-forma net loss for the year and net loss per share figures under U.S. GAAP would be as follows:

						Years Ended May 31,
						2004 $	2003 $	2002 $
Net loss for the year in accordance with U.S. GAAP						2,497,657	2,092,935	2,638,929
Adjustment related to stock options granted to key employees, managers and directors						- ____________	277,759 ____________	97,311 ____________
Pro-forma net loss for the year						2,497,657 ____________	2,370,694 ____________	2,736,240 ____________
Basic and diluted pro-forma net loss per share						0.074 ____________	0.079 ____________	0.099 ____________