Form 20-F/A
VIRGINIA GOLD MINES INC
filed 2004-12-01
CIK 1020011

Exhibit 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Virginia Gold Mines Inc. for the year ended May 31, 2004, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: November 25, 2004

/s/André Gaumond
André Gaumond
President and Chief Executive Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Virginia Gold Mines Inc. and will be retained by Virginia Gold Mines Inc. and furnished to the Securities and Exchange Commission or its staff upon request.