Form 40-F
VIRGINIA GOLD MINES INC
filed 2005-05-31
CIK 1020011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

(Check One)

___ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
_X_ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the transition period (nine months) ended 2/28/05 Commission File Number 0-29880

Virginia Gold Mines Inc.
 (Exact Name of Registrant as Specified in its Charter)

Federally Incorporated in Canada
 (Province or Other Jurisdiction of Incorporation or Organization)

116 St. Pierre Street, Suite 200
City of Québec, Québec, Canada G1K 4A7
 (418) 694-9832
 (Address and Telephone Number of Registrant’s Principal Executive Offices)

Susan K. Shapiro, Esq.
Perkins, Smith & Cohen, LLP
One Beacon Street, Boston, MA 02108
(617) 854-4000
(Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class ____N/A___	Name of Each Exchange on Which Registered ___ N/A____

Securities registered or to be registered pursuant to Section 12(g) of the Act:

_____Common Shares without Par Value_____
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

38,959,078 Common Shares without Par Value

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES ____NO X__

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES X NO __

TRANSITION PERIOD

This Annual Report on Form 40-F is for the transition period covering the nine months ended February 28, 2005, reflecting the Company’s recent change in its fiscal year end from May 31 to February 28/29. The Annual Information Form and Management’s Discussion and Analysis included herein are for the nine months ended February 28, 2005. The Company’s audited financial statements included herein are for the nine months ended February 28, 2005 and the fiscal years ended May 31, 2004 and 2003.

RESOURCE ESTIMATES

All resource estimates included in this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy (“CIM”) Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information included herein may not be comparable to similar information concerning U.S. companies.

ANNUAL INFORMATION FORM

The Annual Information Form of Virginia Gold Mines Inc. (the “Company”) for the nine months ended February 28, 2005 is included herein as Exhibit 1.

AUDITED NINE-MONTH AND ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Financial Statements

The Company’s audited financial statements for the nine months ended February 28, 2005 and the years ended May 31, 2004 and 2003, including the auditor’s report thereon dated April 15, 2005, are included herein as Exhibit 2. Please refer to Note 17 to the audited financial statements for a reconciliation of the differences between Canadian and United States Generally Accepted Accounting Principles.

Management’s Discussion and Analysis

The Company’s Management’s Discussion and Analysis for the nine months ended February 28, 2005 is included herein as Exhibit 3.

CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of February 28, 2005, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B. Internal Control over Financial Reporting

During the nine months ended February 28, 2005, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

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

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Company will provide to any person, without charge, upon request, a copy of the Code. A person may request a copy by telephoning the Company at (418) 694-9832, or by writing to the Company at 116 St. Pierre Street, Suite 200, Québec City, Québec, Canada G1K 4A7, Attn: Investor Relations.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by PricewaterhouseCoopers LLP, Chartered Accountants (“PwC”) to the Company for the nine months ended February 28, 2005 and the fiscal year ended May 31, 2004 (“Fiscal 2004”) for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Nine Months Ended February 28, 2005	Year Ended May 31, 2004
Audit Fees (1)	$30,600	$27,750
Audit-Related Fees (2)	--	--
Tax Fees (3)	2,750	9,400
All Other Fees (4)	1,558	13,068
Totals	$34,908	$50,218

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

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for Fiscal 2004 and the nine months ended February 28, 2005 were pre-approved by the Audit Committee. The Audit Committee reviews with PwC whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations for future payments are summarized as follows, as of February 28, 2005:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 Year	1-3 Years
Lease	$59,328	$39,552	$19,776

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

Concurrently with the filing of this annual report on Form 40-F, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

EXHIBITS

The following exhibits are filed as part of this report:

1. Annual Information Form for the nine months ended February 28, 2005

2. Audited Financial Statements for the nine months ended February 28, 2005 and the years ended May 31, 2004 and 2003, including the auditor’s report thereon dated April 15, 2005. (Note 17 to the audited financial statements relates to differences between Canadian and United States Generally Accepted Accounting Principles)

3. Management’s Discussion and Analysis for the nine months ended February 28, 2005

4. Consent of PricewaterhouseCoopers LLP, Chartered Accountants

5.1 Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

5.2 Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

6.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

6.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRGINIA GOLD MINES INC.
Registrant

By: /s/ André Gaumond
Name: André Gaumond
Title: President

Date: May 31, 2005

EXHIBIT INDEX

Exhibit Description

1. Annual Information Form for the nine months ended February 28, 2005

2. Audited Financial Statements for the nine months ended February 28, 2005 and the years ended May 31, 2004 and 2003, including the auditor’s report thereon dated April 15, 2005. (Note 17 to the audited financial statements relates to differences between Canadian and United States Generally Accepted Accounting Principles)

3. Management’s Discussion and Analysis for the nine months ended February 28, 2005

4. Consent of PricewaterhouseCoopers LLP, Chartered Accountants

5.1 Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

5.2 Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

6.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

6.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002