Form 40-F
VIRGINIA MINES INC
filed 2006-05-30
CIK 1020011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

(Check One)

___ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
_X_ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the transition period (nine months) ended 2/28/06 Commission File Number 0-29880

Virginia Mines Inc.
 (Exact Name of Registrant as Specified in its Charter)
(formerly Virginia Gold Mines Inc.)

Federally Incorporated in Canada
 (Province or Other Jurisdiction of Incorporation or Organization)

116 St. Pierre Street, Suite 200
City of Québec, Québec, Canada G1K 4A7
 (418) 694-9832
 (Address and Telephone Number of Registrant’s Principal Executive Offices)

Susan K. Shapiro, Esq.
Perkins, Smith & Cohen, LLP
125 Summer Street, Boston, MA 02110
(617) 345-3000
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

48,156,570 Common Shares without Par Value

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

YES X NO __

EXPLANATORY NOTE

Virginia Mines Inc. (the “Company”) is the successor registrant to Virginia Gold Mines Inc. (the “Predecessor Company”) under the Securities Exchange Act of 1934 (the “Exchange Act”). The Company had changed its name to “Virginia Mines Inc.” in connection with a corporate reorganization completed on March 31, 2006 (the “Arrangement”), whereby each outstanding common share of the Predecessor Company was exchanged for 0.4 of a common share of Goldcorp Inc. and 0.5 of a common share of the Company, all as more fully described in Note 17 to the Audited Consolidated Financial Statements included herewith as Exhibit 2. As the Arrangement was completed following the close of the fiscal year of the Predecessor Company to which this Annual Report on Form 40-F relates, references in this document to the “Company” refer to the Predecessor Company as appropriate for historical reporting purposes.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained in this Annual Report on Form 40-F may contain “forward-looking statements” within the meaning of Section 21E of the Exchange Act, including statements concerning the Company’s plans at its mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the Company’s properties being in the exploration stage, risks relating to compliance with regulatory requirements and obtaining required licenses and permits to conduct its operations, title matters, competition, the potential for delays in exploration or development activities or the completion of feasibility studies, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under “Item VIII. Risk Factors” in the Annual Information Form and in the Management’s Discussion and Analysis, included herewith as Exhibits 1 and 3, respectively. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Forward-looking statements include statements regarding the expectations and beliefs of management, anticipated future capital and operating costs, and the potential of the Company’s properties and expectations of growth. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

RESOURCE ESTIMATES

All estimates of mineral resources included in this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”). Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Report may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements. In particular, the term “resource” does not equate to the term “reserves”. The definitions of “proven” and “probable” reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured”, “indicated”, or “inferred” mineral resources in documents filed with the SEC, unless such information is required to be disclosed by the laws of the Company’s principal jurisdiction or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Readers are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in-place tonnage and grade.

CURRENCY

Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars. On February 28, 2006, the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Canadian $1.00 = U.S. $0.8788, and on February 28, 2005, the rate was Canadian $1.00 = U.S. $0.8133.

ANNUAL INFORMATION FORM

The Annual Information Form of Virginia Gold Mines Inc. for the year ended February 28, 2006 is included herein as Exhibit 1.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Consolidated Financial Statements

The audited consolidated financial statements of Virginia Gold Mines Inc. for the year ended February 28, 2006, the nine months ended February 28, 2005 and the year ended May 31, 2004 including the auditor’s report thereon dated May 5, 2006, are included herein as Exhibit 2. Please refer to Note 18 to the audited consolidated financial statements for a reconciliation of the differences between Canadian and United States Generally Accepted Accounting Principles.

Management’s Discussion and Analysis

The Management’s Discussion and Analysis of Virginia Gold Mines Inc. for the year ended February 28, 2006 is included herein as Exhibit 3.

CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of February 28, 2006, an evaluation was carried out by the Chief Executive Officer and Chief Financial Officer of Virginia Gold Mines Inc., of the effectiveness of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of Virginia Gold Mines Inc. concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by Virginia Gold Mines Inc. in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B. Internal Control over Financial Reporting

During the year ended February 28, 2006, there were no changes in the internal control over financial reporting of Virginia Gold Mines Inc. that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an Audit Committee established by the Board of Directors. The members of the Audit Committee are André Lemire, Edmond Legault and Mario Jacob. The Board has designated André Lemire as the “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Lemire is “independent” as that term is defined under the rules of the American Stock Exchange.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by PricewaterhouseCoopers LLP, Chartered Accountants (“PwC”) to Virginia Gold Mines Inc. for the fiscal year ended February 28, 2006 (“Fiscal 2006”) and the nine months ended February 28, 2005 (“Fiscal 2005”) for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended February 28, 2006	Nine Months Ended February 28, 2005
Audit Fees (1)	$87,034	$37,605
Audit-Related Fees	--	--
Tax Fees (2)	130,448	2,750
All Other Fees (3)	70,946	3,808
Totals	$288,428	$44,163

NOTES:

(1) “Audit Fees” represent fees for the audit of the annual financial statements of Virginia Gold Mines Inc., and consulting in connection with the its statutory and regulatory filings.

(2) “Tax Fees” represent fees for tax compliance, tax advice and tax planning including analysis relating to stock option matters and relating to tax on sale of short-term investments.

(3) “Other Fees” represent fees for review of the regulatory filings of Virginia Gold Mines Inc. and examination of financial statements and other due diligence in connection with the Arrangement.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for Fiscal 2006 were pre-approved by the Audit Committee. The Audit Committee reviews with PwC whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The contractual obligations of Virginia Gold Mines Inc. for future payments are summarized as follows, as of February 28, 2006:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 Year	1-3 Years
Lease	$22,422	$22,422	--

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40 F; the securities in relation to which the obligation to file an annual report on Form 40 F arises; or transactions in said securities.

B. Consent to Service of Process

Concurrently with the filing of this annual report on Form 40-F, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

EXHIBITS

The following exhibits are filed as part of this report:

1. Annual Information Form of Virginia Gold Mines Inc. for the year ended February 28, 2006

2. Audited Consolidated Financial Statements of Virginia Gold Mines Inc. for the year ended February 28, 2006, the nine months ended February 28, 2005 and the year ended May 31, 2004, including the auditor’s report thereon dated May 5, 2006. (Note 18 to the audited financial statements relates to differences between Canadian and United States Generally Accepted Accounting Principles)

3. Management’s Discussion and Analysis of Virginia Gold Mines Inc. for the year ended February 28, 2006

4.1 Consent of PricewaterhouseCoopers LLP, Chartered Accountants

4.2 Consent of Engineer

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

VIRGINIA MINES INC.
Registrant

By: /s/ André Gaumond
Name: André Gaumond
Title: President

Date: May 29, 2006

EXHIBIT INDEX

Exhibit Description

1. Annual Information Form of Virginia Gold Mines Inc. for the year ended February 28, 2006

2. Audited Consolidated Financial Statements of Virginia Gold Mines Inc. for the year ended February 28, 2006, the nine months ended February 28, 2005 and the year ended May 31, 2004, including the auditor’s report thereon dated May 5, 2006. (Note 18 to the audited financial statements relates to differences between Canadian and United States Generally Accepted Accounting Principles)

3. Management’s Discussion and Analysis of Virginia Gold Mines Inc. for the year ended February 28, 2006

4.1 Consent of PricewaterhouseCoopers LLP, Chartered Accountants

4.2 Consent of Engineer

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