Form 40-F
VIRGINIA MINES INC
filed 2007-05-29
CIK 1020011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

(Check One)

___ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

_X_ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended 2/28/07 Commission File Number 0-29880

Virginia Mines Inc.
(Exact Name of Registrant as Specified in its Charter)
(formerly Virginia Gold Mines Inc.)

Federally Incorporated in Canada
(Province or Other Jurisdiction of Incorporation or Organization)

116 St. Pierre Street, Suite 200
City of Québec, Québec, Canada G1K 4A7
(418) 694-9832
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Susan K. Shapiro, Esq.
Burns & Levinson LLP
125 Summer Street, Boston, MA 02110
(617) 345-3000
(Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
______N/A______	N/A

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

26,425,698 Common Shares without Par Value

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES ______      NO __ X__

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES   __X__   NO ______

EXPLANATORY NOTE

Virginia Mines Inc. (the “Company”) is the successor registrant to Virginia Gold Mines Inc. (the “Predecessor Company”) under the Securities Exchange Act of 1934 (the “Exchange Act”). The Company had changed its name to “Virginia Mines Inc.” in connection with a corporate reorganization completed on March 31, 2006 (the “Arrangement”), whereby each outstanding common share of the Predecessor Company was exchanged for 0.4 of a common share of Goldcorp Inc. and 0.5 of a common share of the Company, all as more fully described in Note 3 to the Audited Consolidated Financial Statements included herewith as Exhibit 2. As the Arrangement was completed during the fiscal year of the Company to which this Annual Report on Form 40-F relates, references in this document to the “Company” refer to the Predecessor Company as appropriate for historical reporting purposes.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars. On February 28, 2007, the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Canadian $1.00 = U.S. $0.8547, and on February 28, 2006, the rate was Canadian $1.00 = U.S. $0.8788.

ANNUAL INFORMATION FORM

The Annual Information Form of the Company for the year ended February 28, 2007 is included herein as Exhibit 1.

AUDITED FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Financial Statements

The audited financial statements of Virginia Mines Inc. for the year ended February 28, 2007, and the audited financial statements of Virginia Gold Mines Inc. for the year ended February 28, 2006 and the nine months ended February 28, 2005 including the auditor’s report thereon dated May 14, 2007, are included herein as Exhibit 2. Please refer to Note 16 to the audited financial statements for a reconciliation of the differences between Canadian and United States Generally Accepted Accounting Principles.

Management’s Discussion and Analysis

The Management’s Discussion and Analysis of the Company for the year ended February 28, 2007 is included herein as Exhibit 3.

CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

As of February 28, 2007, an evaluation was carried out by the Chief Executive Officer and Chief Financial Officer of the Company , of the effectiveness of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of the Company concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B. Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

• pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

• provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of February 28, 2007. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, the Company’s management concluded that, as of February 28, 2007, the Company’s internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

C. Changes in Internal Control over Financial Reporting

During the year ended February 28, 2007, there were no changes in the internal control over financial reporting of the Company that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by PricewaterhouseCoopers LLP, Chartered Accountants (“PwC”) to the Company for the fiscal year ended February 28, 2007 (“Fiscal 2007”) and to the Predecessor Company for the fiscal year ended February 28, 2006 (“Fiscal 2006”) for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended February 28, 2007	Year Ended February 28, 2006
Audit Fees (1)
$ 69,436

$ 87,034

Audit-Related Fees (2)
57,660

64,780

Tax Fees (3)
97,185

130,448

All Other Fees (4)
--

6,166

Totals
$224,281

$288,428

NOTES:

(1) “Audit Fees” represent fees for the audit of the annual financial statements of the Company (for Fiscal 2007) and the Predecessor Company (for Fiscal 2006), and consulting in connection with its statutory and regulatory filings.

(2) “Audit-Related Fees” represent mostly review of the Company’s Quarterly Financial Statements.

(3) “Tax Fees” represent fees for tax compliance, tax advice and tax planning in connection with the Annual Information Form of the Company, income tax credits and the Arrangement transaction with Goldcorp (for Fiscal 2007) and work related to the reorganization of the Predecessor Company (for Fiscal 2006).

(4) “Other Fees” include services rendered in connection with the issuance of warrants by the Predecessor Company (for Fiscal 2006).

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the

Audit Committee is informed of each particular service. All of the engagements and fees for Fiscal 2007 were pre-approved by the Audit Committee. The Audit Committee reviews with PwC whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of February 28, 2007, the Company had no contractual obligations required to be disclosed pursuant to this item in this Annual Report on Form 40-F.:

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40‑F; the securities in relation to which the obligation to file an annual report on Form 40‑F arises; or transactions in said securities.

B. Consent to Service of Process

The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X in connection with the filing of its Annual Report on Form 40-F for the year ended February 28, 2006.

EXHIBITS

The following exhibits are filed as part of this report:

1. Annual Information Form of Virginia Mines Inc. for the year ended February 28, 2007

2. Audited Financial Statements of Virginia Mines Inc. for the year ended February 28, 2007, and the Audited Financial Statements of Virginia Gold Mines Inc. for the year ended February 28, 2006 and the nine months ended February 28, 2005, including the auditor’s report thereon dated May 14, 2007. (Note 16 to the audited financial statements relates to differences between Canadian and United States Generally Accepted Accounting Principles)

3. Management’s Discussion and Analysis of Virginia Mines Inc. for the year ended February 28, 2007

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

VIRGINIA MINES INC.
Registrant

By: /s/ André Gaumond
Name: André Gaumond
Title: President

Date: May 29, 2007

EXHIBIT INDEX

Exhibit Description

1	Annual Information Form of Virginia Mines Inc. for the year ended February 28, 2007
2

Audited Financial Statements of Virginia Mines Inc. for the year ended February 28, 2007, and the Audited Financial Statements of Virginia Gold Mines Inc. for the year ended February 28, 2006 and the nine months ended February 28, 2005, including the auditor’s report thereon dated May 14, 2007. (Note 16 to the audited financial statements relates to differences between Canadian and United States Generally Accepted Accounting Principles)

3	Management’s Discussion and Analysis of Virginia Mines Inc. for the year ended February 28, 2007
4.1	Consent of PricewaterhouseCoopers LLP, Chartered Accountants
4.2	Consent of Engineer
5.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
5.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
6.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
6.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002