Form 40-F
period 2008-02-29
VIRGINIA MINES INC
filed 2008-05-29
CIK 1020011

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 40-F

(Check One)

___ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

_X_ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended 2/29/08 Commission File Number 0-29880

Virginia Mines Inc.
(Exact Name of Registrant as Specified in its Charter)
(formerly Virginia Gold Mines Inc.)

Federally Incorporated in Canada
(Province or Other Jurisdiction of Incorporation or Organization)

116 St. Pierre Street, Suite 200
City of Québec, Québec, Canada G1K 4A7
(418) 694-9832
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Susan K. Shapiro, Esq.
Burns & Levinson LLP
125 Summer Street, Boston, MA 02110
(617) 345-3000
(Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
______N/A______	__N/A__

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

27,005,110 Common Shares without Par Value

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES ___      NO _ X__

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES   _X_   NO    __

EXPLANATORY NOTE

Virginia Mines Inc. (the “Company”) is the successor registrant to Virginia Gold Mines Inc. (the “Predecessor Company”) under the Securities Exchange Act of 1934 (the “Exchange Act”). The Company had changed its name to “Virginia Mines Inc.” in connection with a corporate reorganization completed on March 31, 2006 (the “Arrangement”), involving the Company, the Predecessor Company and Goldcorp Inc. Pursuant to the Arrangement, among other things: all assets and liabilities not related to the Predecessor Company’s Éléonore project were transferred to the Company; the Predecessor Company retained ownership of the Éléonore project and became a wholly-owned subsidiary of Goldcorp Inc.; and each outstanding common share of the Predecessor Company was exchanged for 0.4 of a common share of Goldcorp Inc. and 0.5 of a common share of the Company, all as more fully described in Note 3 to the Audited Financial Statements included herewith as Exhibit 2. Where required by context, references in this document to the “Company” refer to the Predecessor Company as appropriate for historical reporting purposes.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained in this Annual Report on Form 40-F may contain “forward-looking statements” within the meaning of Section 21E of the Exchange Act and forward-looking information under Canadian securities laws, including statements concerning the Company’s financial and operating results and cash flows; plans for the Company’s mineral properties including exploration and development activities, schedules and budgets; results of exploration activities at the Company’s properties; status of joint venture agreements and activities and expenditures by the Company’s joint venture partners; estimates of mineralized material and mineral resources; availability and timing of financing for purposes including exploration and development of the Company’s properties; potential for future production at the Company’s properties or proceeds from disposal of the Company’s properties; future commodity prices; future share price and valuation for the Company and for marketable securities held by the Company; conditions in the financial markets including share prices, interest rates; and the status of the Company’s investments in asset-backed commercial paper, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the Company’s properties being in the exploration stage; risks that mineral deposits may not be commercially viable due to factors including physical attributes of the deposit such as size, grade and proximity to infrastructure, as well as regulatory and other risks including those set forth herein; the hazardous nature of mining activities; risks relating to compliance with regulatory requirements and obtaining required licenses and permits to conduct its operations; title matters; competition; the potential for delays in exploration or development activities or the completion of feasibility studies; commodity price fluctuations; currency fluctuations; failure to obtain adequate financing on a timely basis; external risks relating to the economy and financial markets in general and other risks and uncertainties, including those described under “Item VIII. Risk Factors” in the Annual Information Form and in the Management’s Discussion and Analysis, included herewith as Exhibits 1 and 3, respectively. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Forward-looking statements include statements regarding the expectations and beliefs of management, anticipated future capital and operating costs, and the potential of the Company’s properties and expectations of growth. Except as required under applicable legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

PASSIVE FOREIGN INVESTMENT COMPANY

The Company believes that, for its fiscal year ended February 29, 2008, it was not a passive foreign investment company (“PFIC”), as defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, but it may have been a PFIC in one or more prior years. U.S. shareholders and potential investors in the Company’s common shares should consult their tax advisors as to consequences which could materially affect the after-tax returns on investment of U.S. shareholders of the Company.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars. On February 29, 2008, the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Canadian $1.00 = U.S. $1.0208, and on February 28, 2007, the rate was Canadian $1.00 = U.S. $0.8547.

ANNUAL INFORMATION FORM

The Annual Information Form of the Company for the year ended February 29, 2008 is included herein as Exhibit 1.

AUDITED FINANCIAL STATEMENTS AND
 MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Financial Statements

The audited financial statements of Virginia Mines Inc. for the years ended February 29, 2008, February 28, 2007 and February 28, 2006, including the auditor’s report thereon dated May 20, 2008, are included herein as Exhibit 2. Please refer to Note 16 to the audited financial statements for a reconciliation of the differences between Canadian and United States Generally Accepted Accounting Principles.

Management’s Discussion and Analysi

The Management’s Discussion and Analysis of the Company for the year ended February 29, 2008 is included herein as Exhibit 3.

CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

As of February 29, 2008, an evaluation was carried out by the Chief Executive Officer and Chief Financial Officer of the Company , of the effectiveness of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended). In view of the deficiency in the Company’s internal control over financial reporting, as discussed below, that resulted in a material audit adjustment in the Company’s financial statements for the year ended February 29, 2008 , the Chief Executive Officer and Chief Financial Officer of the Company concluded that the disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B. Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as at February 29, 2008 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Due to the existence of a material weakness described below, management concluded that the Company’s internal control over financial reporting was not effective as at February 29, 2008.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis. As at February 29, 2008, the Company did not maintain effective controls over a spreadsheet used in the calculation of a gain on the sale of a mining property in consideration of short-term investments. Specifically, effective controls were not designed and in place to monitor this process and ensure spreadsheet information was recorded and calculated accurately. This deficiency resulted in a material audit adjustment in the Company’s financial statements for the year ended February 29, 2008. Unless remediated, this deficiency could result in a material misstatement in the Company’s financial statements and notes disclosure that would not be prevented nor detected .

The effectiveness of the Company’s internal control over financial reporting as at February 29, 2008 has been audited by PricewaterhouseCoopers LLP, the independent auditors, as stated in their report which appears herein as part of the audited financial statements of the Company comprising Exhibit 2 to this Annual Report.

C. Company’s Remediation Plan

The Company is undertaking measures to correct the above deficiency by instituting processes whereby senior management will more directly participate in review of backup material underlying financial statement calculations. In particular, the Company will institute procedures whereby the Chief Financial Officer will more directly supervise and, on a regularly scheduled basis, review calculations by the Company’s Controller and junior financial staff.

 D. Changes in Internal Control over Financial Reporting

During the year ended February 29, 2008, there were no changes in the internal control over financial reporting of the Company that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. Subsequent to the fiscal year end, the Company has commenced instituting procedures, as discussed above, that will involve more direct participation by senior management in review of calculations underlying financial statements. The Company anticipates that these procedures will materially improve the effectiveness of the Company’s internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by PricewaterhouseCoopers LLP, Chartered Accountants (“PwC”) to the Company for the fiscal years ended February 29, 2008 (“Fiscal 2008”) and February 28, 2007 (“Fiscal 2007”) for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended February 29, 2008	Year Ended February 28, 2007
Audit Fees (1)
$ 91,360

$ 69,436

Audit-Related Fees (2)
117,314

57,660

Tax Fees (3)
6,850

97,185

All Other Fees
--

--

Totals

$215,524

$224,281

NOTES:

(1) “Audit Fees” represent aggregate fees for the audit of the annual financial statements of the Company, and consulting in connection with its statutory and regulatory filings.

(2) “Audit-Related Fees” represents aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company’s Quarterly Financial Statements, that are not reported under (1) above, including fees related to reporting under Section 404 of the Sarbanes-Oxley Act of 2002.

(3) “Tax Fees” represent fees for tax compliance, tax advice, income tax credits and the planning of the Arrangement transaction with Goldcorp Inc. (for Fiscal 2007).

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for Fiscal 2008 were pre-approved by the Audit Committee. The Audit Committee reviews with PwC whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of February 29, 2008, the Company had no contractual obligations required to be disclosed pursuant to this item in this Annual Report on Form 40-F.

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

EXHIBITS

The following exhibits are filed as part of this report:

1. Annual Information Form of Virginia Mines Inc. for the year ended February 29, 2008

2. Audited Financial Statements of Virginia Mines Inc. for the years ended February 29, 2008, February 28, 2007, and February 28, 2006

3. Management’s Discussion and Analysis of Virginia Mines Inc. for the year ended February 29, 2008

4.1 Consent of PricewaterhouseCoopers LLP, Independent Auditors

4.2 Consent of Engineer (Christian D’Amours)

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

VIRGINIA MINES INC.
Registrant

By: /s/ André Gaumond
Name: André Gaumond
Title: President

Date: May 29 , 2008

EXHIBIT INDEX

Exhibit Description

1	Annual Information Form of Virginia Mines Inc. for the year ended February 29, 2008
2	Audited Financial Statements of Virginia Mines Inc. for the years ended February 29, 2008, February 28, 2007, and February 28, 2006
3	Management’s Discussion and Analysis of Virginia Mines Inc. for the year ended February 29, 2008
4.1	Consent of PricewaterhouseCoopers LLP, Independent Auditors
4.2	Consent of Engineer (Christian D’Amours)
5.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
5.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
6.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
6.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002