Form 40-F
VIRGINIA MINES INC
filed 2009-05-26
CIK 1020011

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 40-F

(Check One)

___ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

_X_ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended 2/28/09 Commission File Number 0-29880

Virginia Mines Inc.
(Exact Name of Registrant as Specified in its Charter)
(formerly Virginia Gold Mines Inc.)

Federally Incorporated in Canada
(Province or Other Jurisdiction of Incorporation or Organization)

116 St. Pierre Street, Suite 200
City of Québec, Québec, Canada G1K 4A7
(418) 694-9832
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Susan K. Shapiro, Esq.
Burns & Levinson LLP
125 Summer Street, Boston, MA 02110
(617) 345-3000
(Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
N/A	N/A

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

29,201,776 Common Shares without Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES X          NO    __

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

YES __         NO  X

EXPLANATORY NOTE

This Annual Report on Form 40-F of Virginia Mines Inc. for the fiscal year ended February 28, 2009, includes an amendment to the comparative U.S. GAAP reconciliation, as disclosed in Note 20 to the audited financial statements and related notes thereto, included herein as Exhibit 2. As a result of a review of the Company’s filings by the U.S. Securities and Exchange Commission (“SEC”) that was ongoing during the preparation of the annual financial statements for the fiscal year ended February 28, 2009, the Company’s management and the audit committee of the board of directors determined to restate the previously issued U.S. GAAP reconciliation by restating the comparatives in the foregoing Note 20 to the audited financial statements for the fiscal year ended February 28, 2009.

Specifically, the Company has restated the U.S. GAAP reconciliation as at February 29, 2008 and for the years ended February 29, 2008 and February 28, 2007 to correct an error relating to the application of EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets and Related Issues. The Company has amended the U.S. GAAP reconciliation to capitalize mineral property acquisition costs until the mineral property is sold or abandoned. The impact of this amendment, which was adopted retroactively to June 1, 2004 (the effective date of EITF 04-02) is fully described in Note 20 to the audited financial statements for the fiscal year ended February 28, 2009.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained in this Annual Report on Form 40-F may contain “forward-looking statements” within the meaning of Section 21E of the Exchange Act and forward-looking information under Canadian securities laws, including statements concerning the Company’s financial and operating results and cash flows; plans for the Company’s mineral properties including exploration and development activities, schedules and budgets; results of exploration activities at the Company’s properties; status of joint venture agreements and activities and expenditures by the Company’s joint venture partners; estimates of mineralized material and mineral resources; availability and timing of financing for purposes including exploration and development of the Company’s properties; potential for future production at the Company’s properties or proceeds from disposal of the Company’s properties; future commodity prices; future share price and valuation for the Company and for marketable securities held by the Company; conditions in the financial markets in general including share prices and interest rates; and the status of the Company’s investments in financial instruments including asset-backed commercial paper, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the Company’s properties being in the exploration stage; risks that mineral deposits may not be commercially viable due to factors including physical attributes of the deposit such as size, grade and proximity to infrastructure, as well as regulatory and other risks including those set forth herein; the hazardous nature of mining activities including risks of accidents, unforeseen mineralization issues, environmental damage and unexpected or severe weather conditions; risks relating to compliance with regulatory requirements and obtaining required licenses and permits to conduct operations; title matters; competition; the potential for delays in exploration or development activities or the completion of feasibility studies; commodity price fluctuations; currency fluctuations; failure to obtain adequate financing on a timely basis; external risks relating to the economy and financial markets in general including risks related to fluctuations in interest rates and equity valuations; risks related to financial instruments held by the Company including credit risk associated with short-term investments and accounts receivable; risks that the Company could have insufficient liquidity to meet financial obligations when due; and other risks and uncertainties, including those described under “Item VIII. Risk Factors” in the Annual Information Form and also those described under the headings “Risk Factors and Uncertainties Related to Financial Instruments” and “Other Risk Factors and Uncertainties” in the Management’s Discussion and Analysis, included herewith as Exhibits 1 and 3, respectively. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Forward-looking statements include statements regarding the expectations and beliefs of management, anticipated future capital and operating costs, and the potential of the Company’s properties and expectations of growth. Except as required under applicable legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

PASSIVE FOREIGN INVESTMENT COMPANY

The Company believes that, for its fiscal year ended February 28, 2009, it was not a passive foreign investment company (“PFIC”), as defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, but it may have been a PFIC in one or more prior years. U.S. shareholders and potential investors in the Company’s common shares should consult their tax advisors as to consequences which could materially affect the after-tax returns on investment of U.S. shareholders of the Company.

RESOURCE ESTIMATES

All estimates of mineral resources included in this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. These standards differ significantly from the requirements of the SEC. Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Report may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements. In particular, the term “resource” does not equate to the term “reserves”. The definitions of “proven” and “probable” reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured”, “indicated”, or “inferred” mineral resources in documents filed with the SEC, unless such information is required to be disclosed by the laws of the Company’s principal jurisdiction or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Readers are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in-place tonnage and grade.

CURRENCY

Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars. On February 27, 2009, the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Canadian $1.00 = U.S. $0.7868, and on February 29, 2008, the rate was Canadian $1.00 = U.S. $1.0208.

ANNUAL INFORMATION FORM

The Annual Information Form of the Company for the year ended February 28, 2009 is included herein as Exhibit 1.

AUDITED FINANCIAL STATEMENTS AND
 MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Financial Statements

The audited financial statements of Virginia Mines Inc. for the years ended February 28, 2009, February 29, 2008 and February 28, 2007, including the auditors’ report thereon dated May 14, 2009, are included herein as Exhibit 2. Please refer to Note 20 to the audited financial statements for a reconciliation of the differences between Canadian and United States Generally Accepted Accounting Principles.

Management’s Discussion and Analysis

The Management’s Discussion and Analysis of the Company for the year ended February 28, 2009 is included herein as Exhibit 3.

CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of February 28, 2009. Based on the evaluation, and in light of the restatement of our U.S. GAAP reconciliation which has been identified as a material weakness in internal control over financial reporting, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of February 28, 2009. Disclosure controls and procedures means controls and other procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosures.

In order to remediate the material weakness, management is in the process of instituting the controls as set forth below in the Management’s Report on Internal Control over Financial Reporting.

B. Management’s Annual Report on Internal Control over Financial Reporting

 The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”).

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as at February 28, 2009 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on this evaluation, management concluded that the Company’s internal control over financial reporting as at February 28, 2009 is not effective.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis.

Management believes that, as at February 28, 2009, the controls were not operating effectively to ensure the appropriate application of U.S. GAAP for purposes of preparing reconciliations from Canadian GAAP to U.S. GAAP in its annual financial statements. Particularly, the Company has inappropriately applied the guidance in EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets Related Issues, with respect to accounting for the acquisition of mineral properties and mineral rights. As a result, the Company has restated the U.S. GAAP comparatives in Note 20 to the audited financial statements for the fiscal year ended February 28, 2009 to retroactively amend its U.S. GAAP reconciliation for fiscal years ended February 29, 2008 and February 28, 2007.

The effectiveness of the Company’s internal control over financial reporting as at February 28, 2009 has been audited by PricewaterhouseCoopers LLP, the independent auditors, as stated in their report which appears herein as part of the audited financial statements of the Company comprising Exhibit 2 to this Annual Report.

C. Remediation of Material Weaknesses in Internal Control over Financial Reporting

The Company is undertaking measures to remediate the above material weakness in internal control over financial reporting. Its remediation action involves implementing a more rigorous process of review of its U.S. GAAP reconciliation. The Company is also undertaking to provide additional training and education for its accounting staff on matters relating to U.S. GAAP accounting and reporting.

As of the date of this filing, the Company’s remediation actions are ongoing.

D. Changes in Internal Control over Financial Reporting

Subsequent to the year ended February 28, 2009, and in connection with a review by the SEC of the Company’s Annual Report on Form 40-F for the fiscal year ended February 29, 2008, the Company identified a material weakness in internal control over financial reporting, which the Company is in the process of remediating. However, aside from the material weakness discussed above, during the year ended February 28, 2009 there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an Audit Committee established by the Board of Directors. The members of the Audit Committee are André Lemire, Mario Jacob and Pierre Labbé. The Board has designated Pierre Labbé as the “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Labbé is “independent” as that term is defined under the rules of the American Stock Exchange.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by PricewaterhouseCoopers LLP, Chartered Accountants (“PwC”) to the Company for the fiscal years ended February 28, 2009 (“Fiscal 2009”) and February 29, 2008 (“Fiscal 2008”) for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended February 28, 2009	Year Ended February 29, 2008
Audit Fees (1)	$102,380	$ 91,360
Audit-Related Fees (2)	121,445	117,314
Tax Fees (3)	2,750	6,850
All Other Fees	--	--
Totals	$226,575	$215,524

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

(3) “Tax Fees” represent fees for tax compliance, tax advice and income tax credits.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for Fiscal 2009 were pre-approved by the Audit Committee. The Audit Committee reviews with PwC whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations” in the Company’s Management’s Discussion and Analysis for the year ended February 28, 2009, included herein as Exhibit 3.

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

EXHIBITS

The following exhibits are filed as part of this report:

1. Annual Information Form of Virginia Mines Inc. for the year ended February 28, 2009

2. Audited Financial Statements of Virginia Mines Inc. for the years ended February 28, 2009, February 29, 2008, and February 28, 2007

3. Management’s Discussion and Analysis of Virginia Mines Inc. for the year ended February 28, 2009

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

VIRGINIA MINES INC.
Registrant

By: /s/ André Gaumond
Name: André Gaumond
Title: President and Chief Executive Officer

Date: May 26, 2009

EXHIBIT INDEX

Exhibit	Description
1.	Annual Information Form of Virginia Mines Inc. for the year ended February 28, 2009
2.	Audited Financial Statements of Virginia Mines Inc. for the years ended February 28, 2009, February 29, 2008, and February 28, 2007
3.	Management’s Discussion and Analysis of Virginia Mines Inc. for the year ended February 28, 2009
4.1	Consent of PricewaterhouseCoopers LLP, Independent Auditors
4.2	Consent of Engineer (Christian D’Amours)
5.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
5.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
6.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
6.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002