Form 40-F
VIRGINIA MINES INC
filed 2010-05-20
CIK 1020011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

(Check One)

___ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

_X_ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __February 28, 2010___ Commission File Number _0-29880__

_Virginia Mines Inc.__
(Exact Name of Registrant as Specified in its Charter)
(formerly Virginia Gold Mines Inc.)

_Federally Incorporated in Canada__
(Province or Other Jurisdiction of Incorporation or Organization)

116 St. Pierre Street, Suite 200
_City of Québec, Québec, Canada G1K 4A7__
_(418) 694-9832__
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Susan K. Shapiro, Esq.
Burns & Levinson LLP
125 Summer Street, Boston, MA 02110
_(617) 345-3000__
(Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

_Title of Each Class__	Name of Each Exchange _on Which Registered__
_N/A__	_N/A__

Securities registered or to be registered pursuant to Section 12(g) of the Act:

_____Common Shares without Par Value_____
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

_N/A__
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

29,799,392 Common Shares without Par Value

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

YES NO X__

EXPLANATORY NOTE

Virginia Mines Inc. (the “Company”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare its Annual Report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “Exchange Act”) in accordance with disclosure requirements in effect in Canada that differ from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the Securities Act of 1933. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained in this Annual Report on Form 40-F may contain “forward-looking statements” within the meaning of Section 21E of the Exchange Act and forward-looking information under Canadian securities laws, including statements concerning the Company’s financial and operating results and cash flows; plans for the Company’s mineral properties including exploration and development activities, schedules and budgets; results of exploration activities at the Company’s properties; status of joint venture agreements and activities and expenditures by the Company’s joint venture partners; estimates of mineralized material and mineral resources; availability and timing of financing for purposes including exploration and development of the Company’s properties; potential for future production at the Company’s properties or proceeds from disposal of the Company’s properties; future commodity prices; future share price and valuation for the Company and for marketable securities held by the Company; conditions in the financial markets in general including share prices and interest rates; and the status of the Company’s investments in financial instruments including asset-backed commercial paper, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to:

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
  risks that the Company’s title to one or more properties may be subject to unrecognized prior agreements, or not compliant with regulatory requirements, or otherwise deficient;
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
  risks that the Company could have insufficient liquidity to meet financial obligations when due; and
  other risks and uncertainties, including those described under “Item VIII. Risk Factors” in the Annual Information Form and also those described under the headings “Risk Factors and Uncertainties -- Risk Factors and Uncertainties Related to Financial Instruments” and “ -- Other Risk Factors and Uncertainties” in the Management’s Discussion and Analysis, included herewith as Exhibits 1 and 3, respectively.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forwardlooking statements. Accordingly, readers are advised not to place undue reliance on forwardlooking statements. Forward-looking statements include statements regarding the expectations and beliefs of management, anticipated future capital and operating costs, and the potential of the Company’s properties and expectations of growth. Except as required under applicable legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

PASSIVE FOREIGN INVESTMENT COMPANY; OTHER TAX MATTERS

The Company believes that, for its fiscal year ended February 28, 2010, it was not a passive foreign investment company (“PFIC”), as defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, but it may have been a PFIC in one or more prior years. U.S. shareholders and potential investors in the Company’s common shares should consult their tax advisors as to consequences which could materially affect the after-tax returns on investment of U.S. shareholders of the Company.

Purchasing, holding or disposing of securities of the Company may have tax consequences under the laws of the U.S. and Canada that are not described in this Annual Report on Form 40-F.

RESOURCE ESTIMATES

This Annual Report on Form 40-F includes mineral resource estimates that have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy (“CIMM”) Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”). Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Report on Form 40-F may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements. In particular, the term “resource” does not equate to the term “reserves”. The definitions of “proven” and“probable” reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured”, “indicated”, or “inferred” mineral resources in documents filed with the SEC, unless such information is required to be disclosed by the laws of the Company’s principal jurisdiction or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Readers are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in-place tonnage and grade.

CURRENCY

Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars. On February 26, 2010, the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Canadian $1.00 = U.S. $0.9506, and on February 27, 2009, the rate was Canadian $1.00 = U.S. $0.7868.

ANNUAL INFORMATION FORM

The Annual Information Form of the Company for the year ended February 28, 2010 is included herein as Exhibit 1.

AUDITED FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Financial Statements

The audited financial statements of Virginia Mines Inc. as at February 28,2010 and 2009 and for the three year period ended February 28, 2010, including the auditors’ report thereon dated May 14, 2010, are included herein as Exhibit 2. Please refer to Note 22 to the audited financial statements for a reconciliation of the differences between Canadian and United States Generally Accepted Accounting Principles.

Management’s Discussion and Analysis

The Management’s Discussion and Analysis of the Company for the year ended February 28, 2010 is included herein as Exhibit 3.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of February 28, 2010, the Company carried out an evaluation, under the supervision of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at February 28, 2010, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified SEC rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”).

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

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as at February 28, 2010 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s internal control over financial reporting as at February 28, 2010 is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as at February 28, 2010 has been audited by PricewaterhouseCoopers LLP, the independent auditors, as stated in their report which is incorporated by reference herein as part of the audited financial statements of the Company comprising Exhibit 2 to this Annual Report on Form 40-F.

Changes in Internal Control over Financial Reporting

During the year ended February 28, 2010, the Company modified an internal control over financial reporting in order to correct the material weakness identified in connection with a review by the SEC of the Company’s financial statements of fiscal 2008. As previously reported by the Company in its Annual Report on Form 40-F for the year ended February 28, 2009, the material weakness related to application of U.S. GAAP for purposes of preparing reconciliations from Canadian GAAP to U.S. GAAP in its annual financial statements, particularly with respect to the guidance in EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets Related Issues, with respect to accounting for the acquisition of mineral properties and mineral rights. This material weakness was fully remediated during the fiscal year ended February 28, 2010. More specifically, a new control on the preparation of the U.S. GAAP reconciliation note has been added to ascertain that it will eliminate the material weakness on internal control over financial reporting. For each significant item included in the financial statements, the Company compares the Canadian GAAP used with corresponding US GAAP in order to identify potential differences.

Limitations on Controls

The Company’s disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives as specified above. Management does not expect, however, that the Company’s disclosure controls and procedures or the Company’s internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an Audit Committee established by the Board of Directors. The members of the Audit Committee are André Lemire, Mario Jacob and Pierre Labbé. The Board has designated Pierre Labbé as the “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Labbé is “independent” as that term is defined under the rules of the NYSE Amex LLC.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by PricewaterhouseCoopers LLP, Chartered Accountants (“PwC”) to the Company for the fiscal years ended February 28, 2010 (“Fiscal 2010”) and February 28, 2009 (“Fiscal 2009”) for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended February 28, 2010	Year Ended February 28, 2009
Audit Fees (1)	$62,100	$102,380
Audit-Related Fees (2)	88,877	121,445
Tax Fees (3)	16,635	2,750
All Other Fees	--	--
Totals	$167,612	$226,575

NOTES:

(1) “Audit Fees” represent aggregate fees for the audit of the annual financial statements of the Company, and consulting in connection with its statutory and regulatory filings.

(2) “Audit-Related Fees” represents aggregate fees billed for assurance and related services, review of the Company’s Quarterly Financial Statements, fees related to reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and IFRS consultation.

(3) “Tax Fees” represent fees for tax compliance, tax advice and mining tax credits.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for Fiscal 2010 were pre-approved by the Audit Committee. The Audit Committee reviews with PwC whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations” in the Company’s Management’s Discussion and Analysis for the year ended February 28, 2010, included herein as Exhibit 3.

IDENTIFICATION OF THE AUDIT COMMITTEE

Not applicable.

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

EXHIBITS

The following exhibits are filed as part of this report:

1. Annual Information Form of Virginia Mines Inc. for the year ended February 28, 2010

2. Audited Financial Statements of Virginia Mines Inc. for the years ended February 28, 2010, February 28, 2009 and February 29, 2008

3. Management’s Discussion and Analysis of Virginia Mines Inc. for the year ended February 28, 2010

4.1 Consent of PricewaterhouseCoopers LLP, Independent Auditors

4.2 Consent of Engineer (Tracy Armstrong, P.Geo.)

4.3 Consent of Engineer (Eugene Puritch, P.Eng.)

4.4 Consent of Engineer (Antoine Yassa, P.Geo.)

4.5 Consent of Engineer (Christian D’Amours)

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

VIRGINIA MINES INC.
Registrant

By: /s/ André Gaumond
Name: André Gaumond
Title: President and Chief Executive Officer

Date: May 20, 2010

EXHIBIT INDEX

Exhibit	Description
1.	Annual Information Form of Virginia Mines Inc. for the year ended February 28, 2010
2.	Audited Financial Statements of Virginia Mines Inc. for the years ended February 28, 2010, February 28, 2009 and February 29, 2008
3.	Management’s Discussion and Analysis of Virginia Mines Inc. for the year ended February 28, 2010
4.1	Consent of PricewaterhouseCoopers LLP, Independent Auditors
4.2	Consent of Engineer (Tracy Armstrong, P.Geo.)
4.3	Consent of Engineer (Eugene Puritch, P.Eng.)
4.4	Consent of Engineer (Antoine Yassa, P.Geo.)
4.5	Consent of Engineer (Christian D’Amours)
5.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
5.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
6.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
6.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002