Form 40-F
period 2011-02-28
VIRGINIA MINES INC.
filed 2011-05-20
CIK 1020011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  February 28, 2011

Commission File Number   0-29880

Virginia Mines Inc.

(Exact Name of Registrant as Specified in its Charter)

(formerly Virginia Gold Mines Inc.)

Federally Incorporated in Canada

(Province or Other Jurisdiction of Incorporation or Organization)

116 St. Pierre Street, Suite 200

City of Québec, Québec, Canada G1K 4A7

(418) 694-9832

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Andrew J. Merken, Esq.

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

 ☑ Annual information form  ☑ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

30,779,692  Common Shares without Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☑  NO ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

YES ☐  NO ☐

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained in this Annual Report on Form 40-F may contain “forward-looking statements” within the meaning of Section 21E of the Exchange Act and forward-looking information under Canadian securities laws, including statements concerning the Company’s financial and operating results and cash flows; plans for the Company’s mineral properties including exploration and development activities, schedules and budgets; results of exploration activities at the Company’s properties; status of joint venture agreements and activities and expenditures by the Company’s joint venture partners; estimates of mineralized material and mineral resources; availability and timing of financing for purposes including exploration and development of the Company’s properties; potential for future production at the Company’s properties or proceeds from disposal of the Company’s properties; future commodity prices; future share price and valuation for the Company and for marketable securities held by the Company; conditions in the financial markets in general including share prices and interest rates; and the status of the Company’s investments in financial instruments, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to:

•

the Company’s properties being in the exploration stage;

•

risks that mineral deposits may not be commercially viable due to factors including physical attributes of the deposit such as size, grade and proximity to infrastructure,

as well as regulatory and other risks including those set forth herein;

•

the hazardous nature of mining activities including risks of accidents, unforeseen mineralization issues, environmental damage and unexpected or severe weather conditions;

•

risks relating to compliance with regulatory requirements and obtaining required licenses and permits to conduct operations;

•

risks that the Company’s title to one or more properties may be subject to unrecognized prior agreements, or not compliant with regulatory requirements, or otherwise deficient;

•

competition;

•

the potential for delays in exploration or development activities or the completion of feasibility studies;

•

commodity price fluctuations;

•

currency fluctuations;

•

external risks relating to the economy and financial markets in general including risks related to fluctuations in interest rates and equity valuations;

•

risks related to financial instruments held by the Company including credit risk associated with short-term investments and accounts receivable; and

•

other risks and uncertainties, including those described under “Item VIII.  Risk Factors” in the Annual Information Form and also those described under the headings “Risk Factors and Uncertainties -- Risk Factors and Uncertainties Related to Financial Instruments” and “ -- Other Risk Factors and Uncertainties” in the Management’s Discussion and Analysis, included herewith as Exhibits 1 and 3, respectively.

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

PASSIVE FOREIGN INVESTMENT COMPANY; OTHER TAX MATTERS

The Company believes that, for its fiscal year ended February 28, 2011, it was not a passive foreign investment company (“PFIC”), as defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, but it may have been a PFIC in one or more prior years.  U.S. shareholders and potential investors in the Company’s common shares should consult their tax advisors as to consequences which could materially affect the after-tax returns on investment of U.S. shareholders of the Company.

Purchasing, holding or disposing of securities of the Company may have tax consequences under the laws of the U.S. and Canada that are not described in this Annual Report on Form 40-F.

RESOURCE ESTIMATES

This Annual Report on Form 40-F includes mineral resource estimates that have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum (“CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These standards differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”).  Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Report on Form 40-F may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.  In particular, the term “resource” does not equate to the term “reserves”.  The definitions of “proven” and “probable” reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured”, “indicated”, or “inferred” mineral resources in documents filed with the SEC, unless such information is required to be disclosed by the laws of the Company’s principal jurisdiction or of a jurisdiction in which its securities are traded.  U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Readers are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in-place tonnage and grade.

CURRENCY

Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars.  On February 28, 2011,  the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Canadian $1.00 = U.S. $1.0268,  and on February 26, 2010,  the rate was Canadian $1.00 = U.S. $0.9506.

ANNUAL INFORMATION FORM

The Annual Information Form of the Company for the year ended February 28, 2011 is included herein as Exhibit 1.

AUDITED FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Financial Statements

The audited financial statements of Virginia Mines Inc. as at February 28, 2011 and 2010 and for the three year period ended February 28, 2011, including the Independent Auditors’  report thereon dated May 11, 2011,  are included herein as Exhibit 2.  Please refer to Note 21 to the audited financial statements for a reconciliation of the differences between Canadian and United States Generally Accepted Accounting Principles.

Management’s Discussion and Analysis

The Management’s Discussion and Analysis of the Company for the year ended February 28, 2011 is included herein as Exhibit 3.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of February 28, 2011, the Company carried out an evaluation, under the supervision of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act).  Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as of February 28, 2011 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified SEC rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

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

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as at February 28, 2011 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management concluded that the Company’s internal control over financial reporting as at February 28, 2011 is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as at February 28, 2011 has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

During the year ended February 28, 2011, there were no changes in the internal control over financial reporting of the Company that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

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

NOTICES PURSUANT TO RULE 104 OF REGULATION BTR

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

There have been no amendments, waivers or implicit waivers to the Code during the Company’s fiscal year ended February 28, 2011.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by PricewaterhouseCoopers LLP (“PwC”) to the Company for the fiscal years ended February 28, 2011 (“Fiscal 2011”) and February 28, 2010 (“Fiscal 2010”) for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended February 28, 2011	Year Ended February 28, 2010
Audit Fees (1)	$64,845	$62,100
Audit-Related Fees (2)	97,397	88,877
Tax Fees (3)	19,975	16,635
Totals	$182,217	$167,612

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

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.  All of the engagements and fees for Fiscal 2011 were pre-approved by the Audit Committee.  The Audit Committee reviews with PwC whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations” in the Company’s Management’s Discussion and Analysis for the year ended February 28, 2011, included herein as Exhibit 3.

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

B.

Consent to Service of Process

The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X in connection with the filing of its Annual Report on Form 40-F for the year ended February 28, 2006.  The Registrant is filing concurrently with this Form 40-F an amended Form F-X.

EXHIBITS

The following exhibits are filed as part of this report:

1.

Annual Information Form of Virginia Mines Inc. for the year ended February 28, 2011

2.

Audited Financial Statements of Virginia Mines Inc. for the years ended February 28, 2011, February 28, 2010 and February 28, 2009

3.

Management’s Discussion and Analysis of Virginia Mines Inc. for the year ended February 28, 2011

4.1

Consent of PricewaterhouseCoopers LLP

4.2

Consent of Engineer (Tracy Armstrong, P.Geo.)

4.3

Consent of Engineer (Eugene Puritch, P.Eng.)

4.4

Consent of Engineer (Antoine Yassa, P.Geo.)

4.5

Consent of Engineer (Christian D’Amours)

4.6

Consent of Engineer (Alain Cayer, M.Sc., P.Geo.)

4.7

Consent of Engineer (Stephen Poitras, M.Sc., P.Geo.)

4.8

Consent of Engineer (Mathieu Savard, B.Sc.)

4.9

Consent of Engineer (Josee-Anne Levesque, Trainee Geologist)

4.10

Consent of Engineer (Louis Grenier, B.Sc., P.Geo.)

4.11

Consent of Engineer (Pascal Simard, B.Sc., Eng.)

4.12

Consent of Engineer (Jean-Francois Boivin, B.Sc., Jr. Eng.)

4.13

Consent of Engineer (Paul Archer, M.Sc., P.Eng.)

4.14

Consent of Engineer (Robert Oswald, P.Geo.)

4.15

Consent of Engineer (Francois Huot, Ph.D., P.Geo.)

4.16

Consent of Engineer (Isabelle Roy, B.Sc., P.Geo.)

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

Registrant

By:  /s/ André Gaumond

    Name:  André Gaumond

    Title:    President and Chief Executive Officer

Date:  May 19, 2011

EXHIBIT INDEX

Exhibit

Description

1.

Annual Information Form of Virginia Mines Inc. for the year ended February 28, 2011

2.

Audited Financial Statements of Virginia Mines Inc. for the years ended February 28, 2011, February 28, 2010 and February 28, 2009

3.

Management’s Discussion and Analysis of Virginia Mines Inc. for the year ended February 28, 2011

4.1

Consent of PricewaterhouseCoopers LLP

4.2

Consent of Engineer (Tracy Armstrong, P.Geo.)

4.3

Consent of Engineer (Eugene Puritch, P. Eng.)

4.4

Consent of Engineer (Antoine Yassa, P.Geo.)

4.5

Consent of Engineer (Christian D’Amours)

4.6

Consent of Engineer (Alain Cayer, M.Sc., P.Geo.)

4.7

Consent of Engineer (Stephen Poitras, M.Sc., P.Geo.)

4.8

Consent of Engineer (Mathieu Savard, B.Sc.)

4.9

Consent of Engineer (Josee-Anne Levesque, Trainee Geologist)

4.10

Consent of Engineer (Louis Grenier, B.Sc., P.Geo.)

4.11

Consent of Engineer (Pascal Simard, B.Sc., Eng.)

4.12

Consent of Engineer (Jean-Francois Boivin, B.Sc., Jr. Eng.)

4.13

Consent of Engineer (Paul Archer, M.Sc., P.Eng.)

4.14

Consent of Engineer (Robert Oswald, P.Geo.)

4.15

Consent of Engineer (Francois Huot, Ph.D., P.Geo.)

4.16

Consent of Engineer (Isabelle Roy, B.Sc., P.Geo.)

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