Form 40-F
period 2012-02-29
VIRGINIA MINES INC.
filed 2012-05-17
CIK 1020011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2012     Commission File Number  0-29880

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

31,884,740 Common Shares without Par Value

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

PASSIVE FOREIGN INVESTMENT COMPANY; OTHER TAX MATTERS

The Company believes that, for its fiscal year ended February 29, 2012, it was not a passive foreign investment company (“PFIC”), as defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, but it may have been a PFIC in one or more prior years.  U.S. shareholders and potential investors in the Company’s common shares should consult their tax advisors as to consequences which could materially affect the after-tax returns on investment of U.S. shareholders of the Company.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars.  On February 29, 2012, the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Canadian $1.00 = U.S. $1.0136, and on February 28, 2011,  the rate was Canadian $1.00 = U.S. $1.0268.

ANNUAL INFORMATION FORM

The Annual Information Form of the Company for the year ended February 29, 2012 is included herein as Exhibit 1.

AUDITED FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Financial Statements

The audited financial statements of Virginia Mines Inc. as at February 29, 2012, February 28, 2011, and March 1, 2010, for the two-year period ended February 29, 2012 and February 28, 2011, including the Independent Auditors’ report thereon dated May 14, 2012, are included herein as Exhibit 2.  The financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

Management’s Discussion and Analysis

The Management’s Discussion and Analysis of the Company for the year ended February 29, 2012 is included herein as Exhibit 3.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of February 29, 2012, the Company carried out an evaluation, under the supervision of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act).  Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as of February 29, 2012, to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified SEC rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

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

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as at February 29, 2012 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, management concluded that the Company’s internal control over financial reporting as at February 29, 2012 is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as at February 29, 2012 has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

During the year ended February 29, 2012, there were no changes in the internal control over financial reporting of the Company that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

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

There have been no amendments, waivers or implicit waivers to the Code during the Company’s fiscal year ended February 29, 2012.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by PricewaterhouseCoopers LLP (“PwC”) to the Company for the fiscal years ended February 29, 2012 (“Fiscal 2012”) and February 28, 2011 (“Fiscal 2011”) for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended	Year Ended
	February 29, 2012	February 28, 2011
Audit Fees (1)	$206,426	$143,450
Audit-Related Fees (2)	16,151	9,095
Tax Fees (3)	16,460	19,025
Totals	$239,037	$171,570

NOTES:

(1)

“Audit Fees” represent aggregate fees for the audit of the annual financial statements of the Company and consulting in connection with its statutory and regulatory filings.

(2)

“Audit-Related Fees” represents aggregate fees billed for assurance and related services, and IFRS consultation.

(3)

“Tax Fees” represent fees for tax compliance, tax advice and mining tax credits.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.  All of the engagements and fees for Fiscal 2012 were pre-approved by the Audit Committee.  The Audit Committee reviews with PwC whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations” in the Company’s Management’s Discussion and Analysis for the year ended February 29, 2012, included herein as Exhibit 3.

IDENTIFICATION OF THE AUDIT COMMITTEE

See “Audit Committee Financial Expert” section of this Annual Report on Form 40-F.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the Commission information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended February 29, 2012, the Company had no mines in the United States.

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

B.

Consent to Service of Process

The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X in connection with the filing of its Annual Report on Form 40-F for the year ended February 28, 2006.  An amended Form F-X was filed on Form 40-F for the year ended February 28, 2011.

EXHIBITS INDEX

The following exhibits are filed as part of this report:

Exhibit

Description

1.

Annual Information Form of Virginia Mines Inc. for the year ended February 29, 2012

2.

Audited Financial Statements of Virginia Mines Inc. for the years ended February 29, 2012, and February 28, 2011

3.

Management’s Discussion and Analysis of Virginia Mines Inc. for the year ended February 29, 2012

4.1

Consent of PricewaterhouseCoopers LLP

4.2

Consent of Engineer (Tracy Armstrong, P.Geo.)

4.3

Consent of Engineer (Eugene Puritch, P.Eng.)

4.4

Consent of Engineer (Antoine Yassa, P.Geo.)

4.5

Consent of Engineer (Christian D’Amours, Geologist)

4.6

Consent of Engineer (Mathieu Savard, B.Sc., P.Geo.)

4.7

Consent of Engineer (Josée-Anne Levesque, B.Sc. P.Geo.)

4.8

Consent of Engineer (Louis Grenier, B.Sc., P.Geo.)

4.9

Consent of Engineer (Pascal Simard, B.Sc., Eng.)

4.10

Consent of Engineer (Paul Archer, M.Sc., P.Eng.)

4.11

Consent of Engineer (Robert Oswald, P.Geo.)

4.12

Consent of Engineer (Francois Huot, Ph.D., P.Geo.)

4.13

Consent of Engineer (Isabelle Roy, B.Sc., P.Geo.)

4.14

Consent of Engineer (Jérôme Lavoie, M.Sc., P.Geo.)

4.15

Consent of Engineer (David Vachon, B.Sc., P.Geo.)

4.16

Consent of Engineer (Jean-François Boivin, Jr. Engineer-Geologist)

4.17

Consent of Engineer (Jean-François Ouellette, B.Sc., P.Geo.)

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

Date:  May 14, 2012