Form 40-F
period 2013-02-28
VIRGINIA MINES INC.
filed 2013-05-16
CIK 1020011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2013     Commission File Number  000-29880

VIRGINIA MINES INC.

(Exact Name of Registrant as Specified in its Charter)

(formerly Virginia Gold Mines Inc.)

Federally Incorporated in Canada

(Province or Other Jurisdiction of Incorporation or Organization)

300 St. Paul Street, Suite 200

City of Québec, Québec, Canada G1K 7R1

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

32,506,633 Common Shares without Par Value

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained in this Annual Report on Form 40-F may contain “forward-looking statements” within the meaning of Section 21E of the Exchange Act and forward-looking information under Canadian securities laws, including statements concerning the Company’s financial and operating results and cash flows; plans for the Company’s mineral properties including exploration and development activities, schedules and budgets; results of exploration activities at the Company’s properties; status of joint-venture agreements and activities and expenditures by the Company’s joint venture partners; estimates of mineralized material and mineral resources; availability and timing of financing for purposes including exploration and development of the Company’s properties; potential for future production at the Company’s properties or proceeds from disposal of the Company’s properties; future commodity prices; future share price and valuation for the Company and for marketable securities held by the Company; conditions in the financial markets in general including share prices and interest rates; and the status of the Company’s investments in financial instruments, which involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always using words or phrases such as “expects”, “is expected”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to:

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

•

risks related to financial instruments held by the Company including credit risk associated with short-term investments and accounts receivable; and

•

other risks and uncertainties, including those described under “Item VIII. Risk Factors” in the Annual Information Form and also those described under the headings ”Risk Factors and Uncertainties -- Risk Factors and Uncertainties Related to Financial Instruments” and “-- Other Risk Factors and Uncertainties” in the Management’s Discussion and Analysis, included herewith as Exhibits 1 and 3, respectively.

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

PASSIVE FOREIGN INVESTMENT COMPANY; OTHER TAX MATTERS

The Company believes that, for its fiscal year ended February 28, 2013, it was not a passive foreign investment company (“PFIC”), as defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, but it may have been a PFIC in one or more prior years. U.S. shareholders and potential investors in the Company’s common shares should consult their tax advisors as to consequences which could materially affect the after-tax returns on investment of U.S. shareholders of the Company.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars. On February 28, 2013, the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Canadian $1.00 = U.S. $0.9723, and on February 29, 2012,  the rate was Canadian $1.00 = U.S. $1.0136.

ANNUAL INFORMATION FORM

The Annual Information Form of the Company for the year ended February 28, 2013 is included herein as Exhibit 1.

AUDITED FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Financial Statements

The audited financial statements of Virginia Mines Inc. as at February 28, 2013 and February 29, 2012, for the two-year period ended February 28, 2013 and February 29, 2012, including the Independent Auditors’ report thereon dated May 13, 2013, are included herein as Exhibit 2. The financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

Management’s Discussion and Analysis

The Management’s Discussion and Analysis of the Company for the year ended February 28, 2013 is included herein as Exhibit 3.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of February 28, 2013, the Company carried out an evaluation, under the supervision of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act).  Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as of February 28, 2013, to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified SEC rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as at February 28, 2013 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s internal control over financial reporting as at February 28, 2013 is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as at February 28, 2013 has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

During the year ended February 28, 2013, there were no changes in the internal control over financial reporting of the Company that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

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

NOTICES PURSUANT TO RULE 104 OF REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an Audit Committee established by the Board of Directors. The members of the Audit Committee are Pierre Labbé, André Lemire and Mario Jacob. The Board has designated Pierre Labbé as the “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Labbé is “independent” as that term is defined under the rules of the NYSE Amex LLC.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Company will provide to any person, without charge, upon request, a copy of the Code. A person may request a copy by telephoning the Company at (418) 694-9832, or by writing to the Company at 300 St. Paul Street, Suite 200, Québec City, Québec, Canada G1K 7R1, Attn: Investor Relations.

There have been no amendments, waivers or implicit waivers to the Code during the Company’s fiscal year ended February 28, 2013.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by PricewaterhouseCoopers LLP (“PwC”) to the Company for the fiscal years ended February 28, 2013 (“Fiscal 2013”) and February 29, 2012 (“Fiscal 2012”) for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended	Year Ended
	February 28, 2013	February 29, 2012
Audit Fees (1)	$136,151	$206,426
Audit-Related Fees (2)	-	16,151
Tax Fees (3)	43,755	16,460
Totals	$179,906	$239,037

NOTES:

(1)

“Audit Fees” represent aggregate fees for the audit of the annual financial statements of the Company and consulting in connection with its statutory and regulatory filings.

(2)

“Audit-Related Fees” represents aggregate fees billed for assurance and related services, and IFRS consultation.

(3)

“Tax Fees” represent fees for tax compliance, tax advice and mining tax credits.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for Fiscal 2013 were pre-approved by the Audit Committee. The Audit Committee reviews with PwC whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations” in the Company’s Management’s Discussion and Analysis for the year ended February 28, 2013, included herein as Exhibit 3.

IDENTIFICATION OF THE AUDIT COMMITTEE

See “Audit Committee Financial Expert” section of this Annual Report on Form 40-F.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the Commission information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended February 28, 2013, the Company had no mines in the United States.

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

EXHIBITS INDEX

The following exhibits are filed as part of this report:

Exhibit

Description

1.

Annual Information Form of Virginia Mines Inc. for the year ended February 28, 2013

2.

Audited Financial Statements of Virginia Mines Inc. for the years ended February 28, 2013, and February 29, 2012

3.

Management’s Discussion and Analysis of Virginia Mines Inc. for the year ended February 28, 2013

4.01

Consent of PricewaterhouseCoopers LLP

4.02

Consent of Engineer (Tracy Armstrong, P.Geo.)

4.03

Consent of Engineer (Eugene Puritch, P.Eng.)

4.04

Consent of Engineer (Antoine Yassa, P.Geo.)

4.05

Consent of Engineer (Mathieu Savard, B.Sc., P.Geo.)

4.06

Consent of Engineer (Josée-Anne Levesque, B.Sc., Geologist in training)

4.07

Consent of Engineer (Pascal Simard, B.Sc., Geologist in training)

4.08

Consent of Engineer (Paul Archer, M.Sc., P.Eng.)

4.09

Consent of Engineer (Francois Huot, Ph.D., P.Geo.)

4.10

Consent of Engineer (Isabelle Roy, B.Sc., P.Geo.)

4.11

Consent of Engineer (Jérôme Lavoie, M.Sc., P.Geo.)

4.12

Consent of Engineer (Rose-Anne Bouchard, Geologist in training)

4.13

Consent of Engineer (Anne-Marie Beauchamp, Geologist in training)

4.14

Consent of Engineer (Simon Hébert, Geologist in training)

4.15

Consent of Engineer (Francis Chartrand, Ph.D., P.Geo.)

4.16

Consent of Engineer (Marc-Antoine Laporte, M.Sc., G.I.T.)

4.17

Consent of Engineer (Circe Malo-Lalande, M.Sc.A.)

4.18

Consent of Engineer (Clément Dombrowski, M.Sc.A., P. Geo. Senior Geologist)

5.1

Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

5.2

Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

5.3

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

5.4

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
Date: May 13, 2013