Form 40-F
period 2014-02-28
VIRGINIA MINES INC.
filed 2014-05-16
CIK 1020011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2014  Commission File Number  000-29880

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

☑ Annual information form  ☑ Audited consolidated annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

33,111,454 Common Shares without Par Value

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

PASSIVE FOREIGN INVESTMENT COMPANY; OTHER TAX MATTERS

The Company believes that, for its fiscal year ended February 28, 2014, it was not a passive foreign investment company (“PFIC”), as defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, but it may have been a PFIC in one or more prior years. U.S. shareholders and potential investors in the Company’s common shares should consult their tax advisors as to consequences which could materially affect the after-tax returns on investment of U.S. shareholders of the Company.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars. On February 28, 2014, the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Canadian $1.00 = U.S. $0.9029, and on February 28, 2013,  the rate was Canadian $1.00 = U.S. $0.9723.

ANNUAL INFORMATION FORM

The Annual Information Form of the Company for the year ended February 28, 2014 is included as Exhibit 1.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Consolidated Financial Statements

The audited consolidated financial statements of Virginia Mines Inc. as at February 28, 2014 and February 28, 2013, for the two-year period ended February 28, 2014 including the Independent Auditors’ report thereon dated May 15, 2014, are included herein as Exhibit 2. The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

Management’s Discussion and Analysis

The Management’s Discussion and Analysis of the Company for the year ended February 28, 2014 is included herein as Exhibit 3.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of February 28, 2014, the Company carried out an evaluation, under the supervision of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act).  Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as of February 28, 2014, to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified SEC rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as at February 28, 2014 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s internal control over financial reporting as at February 28, 2014 is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as at February 28, 2014 has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended February 28, 2014, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, in May 2013, the COSO released an updated Internal Control – Integrated Framework: 2013. The Company uses the COSO 1992 original framework and will transition to the updated framework during the transition period, which extends to December 15, 2014 after which the 1992 framework will be superseded. Management is currently assessing the impact of this transition and will report any significant changes to the Company’s internal controls over financial reporting that may result therefrom.

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

There have been no amendments, waivers or implicit waivers to the Code during the Company’s fiscal year ended February 28, 2014.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by PricewaterhouseCoopers LLP (“PwC”) to the Company for the fiscal years ended February 28, 2014 (“Fiscal 2014”) and February 28, 2013 (“Fiscal 2013”) for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended	Year Ended
	February 28, 2014	February 28, 2013
Audit Fees (1)	$147,980	$136,151
Audit-Related Fees (2)	10,332	-
Tax Fees (3)	212,018	43,755
All Other Fees (4)	26,315	-
Totals	$396,645	$179,906

NOTES:

(1)

“Audit Fees” represent aggregate fees for the audit of the annual financial statements of the Company and consulting in connection with its statutory and regulatory filings.

(2)

“Audit-Related Fees” represents aggregate fees billed for general advices on accounting standards.

(3)

“Tax Fees” represent fees for tax compliance, tax advice and mining tax credits.

(4)

“All Other Fees” represents fees for services other than those provided in (1), (2) and (3) above.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for Fiscal 2014 were pre-approved by the Audit Committee. The Audit Committee reviews with PwC whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations” in the Company’s Management’s Discussion and Analysis for the year ended February 28, 2014 included herein as Exhibit 3.

IDENTIFICATION OF THE AUDIT COMMITTEE

See “Audit Committee Financial Expert” section of this Annual Report on Form 40-F.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the Commission information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine safety and Health Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended February 28, 2014, the Company had no mines in the United States.

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

EXHIBITS INDEX

The following exhibits are filed as part of this report:

Exhibit

Description

1.

Annual Information Form of Virginia Mines Inc. for the year ended February 28, 2014

2.

Audited Consolidated Financial Statements of Virginia Mines Inc. for the years ended February 28, 2014, and February 28, 2013

3.

Management’s Discussion and Analysis of Virginia Mines Inc. for the year ended February 28, 2014

4.1

Consent of PricewaterhouseCoopers LLP

4.2

Consent of Engineer (Tracy Armstrong, P.Geo.)

4.3

Consent of Engineer (Eugene Puritch, P.Eng.)

4.4

Consent of Engineer (Antoine Yassa, P.Geo.)

4.5

Consent of Engineer (Mathieu Savard, B.Sc., P.Geo.)

4.6

Consent of Engineer (Pascal Simard, B.Sc., Eng. Jr.)

4.7

Consent of Engineer (Paul Archer, M.Sc., P.Eng.)

4.8.

Consent of Engineer (Vital Pearson, M.Sc., Eng.)

4.9

Consent of Engineer (Isabelle Roy, B.Sc., P.Geo.)

4.10

Consent of Engineer (Jérôme Lavoie, M.Sc.A, E.)

4.11

Consent of Engineer (Simon Hébert, Geologist in training)

4.12

Consent of Engineer (Francis Chartrand, Ph.D., P.Geo.)

4.13

Consent of Engineer (Jean-Françcois Bélanger, B.Eng., Jr.Eng.)

4.14

Consent of Engineer (Circe Malo-Lalande, M.Sc.A.)

4.15

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
Date: May 15, 2014